Key metrics
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	1,051	1,054	(700)	0	–	2,105	159	–
of which from continuing operations	1,051	1,054	(691)	0	–	2,105	153	–
Basic earnings/(loss) per share from continuing operations (CHF)	0.63	0.63	(0.45)	0	–	1.26	0.05	–
Diluted earnings/(loss) per share from continuing operations (CHF)	0.61	0.62	(0.45)	(2)	–	1.23	0.05	–
Return on equity attributable to shareholders (%)	10.0	9.9	(6.7)	–	–	9.9	0.8	–
Effective tax rate (%)	35.6	31.6	(88.7)	–	–	33.7	60.8	–
Core Results (CHF million, except where indicated)
Net revenues	6,941	6,673	6,433	4	8	13,614	12,902	6
Provision for credit losses	51	30	18	70	183	81	52	56
Total operating expenses	5,244	5,105	6,785	3	(23)	10,349	11,820	(12)
Income/(loss) from continuing operations before taxes	1,646	1,538	(370)	7	–	3,184	1,030	209
Cost/income ratio (%)	75.6	76.5	105.5	–	–	76.0	91.6	–
Pre-tax income margin (%)	23.7	23.0	(5.8)	–	–	23.4	8.0	–
Strategic results (CHF million, except where indicated)
Net revenues	6,758	6,590	6,309	3	7	13,348	12,839	4
Income from continuing operations before taxes	1,812	1,822	1,775	(1)	2	3,634	3,719	(2)
Cost/income ratio (%)	72.6	72.0	71.5	–	–	72.3	70.7	–
Return on equity – strategic results (%)	13.9	12.0	13.0	–	–	13.0	13.5	–
Non-strategic results (CHF million)
Net revenues	183	83	124	120	48	266	63	322
Loss from continuing operations before taxes	(166)	(284)	(2,145)	(42)	(92)	(450)	(2,689)	(83)
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,355.7	1,374.0	1,319.6	(1.3)	2.7	1,355.7	1,319.6	2.7
Net new assets from continuing operations	14.2	17.0	10.7	(16.5)	32.7	31.2	25.4	22.8
Balance sheet statistics (CHF million)
Total assets	879,322	904,390	891,580	(3)	(1)	879,322	891,580	(1)
Net loans	270,171	270,774	254,532	0	6	270,171	254,532	6
Total shareholders' equity	42,642	43,396	40,944	(2)	4	42,642	40,944	4
Tangible shareholders' equity	34,199	34,672	32,716	(1)	5	34,199	32,716	5
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	281,886	288,514	285,421	(2)	(1)	281,886	285,421	(1)
CET1 ratio (%)	13.9	13.8	13.8	–	–	13.9	13.8	–
Look-through CET1 ratio (%)	10.3	10.0	9.5	–	–	10.3	9.5	–
Look-through CET1 leverage ratio (%)	2.7	2.6	–	–	–	2.7	–	–
Look-through Tier 1 leverage ratio (%)	3.7	3.6	–	–	–	3.7	–	–
Share information
Shares outstanding (million)	1,632.4	1,563.5	1,600.0	4	2	1,632.4	1,600.0	2
of which common shares issued	1,638.4	1,607.2	1,607.2	2	2	1,638.4	1,607.2	2
of which treasury shares	(6.0)	(43.7)	(7.2)	(86)	(17)	(6.0)	(7.2)	(17)
Book value per share (CHF)	26.12	27.76	25.59	(6)	2	26.12	25.59	2
Tangible book value per share (CHF)	20.95	22.18	20.45	(6)	2	20.95	20.45	2
Market capitalization (CHF million)	42,107	42,076	40,758	0	3	42,107	40,758	3
Number of employees (full-time equivalents)
Number of employees	46,600	46,400	45,100	0	3	46,600	45,100	3
See relevant tables for additional information on these metrics.

Urs Rohner, Chairman of the Board of Directors (left) and Tidjane Thiam, Chief Executive Officer.

Dear shareholders
In the second quarter of 2015, we delivered improved results amidst a number of economic and political developments. The global economy showed signs of stabilization, with the US recovering slightly, oil prices stabilizing and economic data from the eurozone remaining solid, despite financial and political uncertainty relating to the Greek debt negotiations. While “Grexit” may have been averted for now, market volatility is likely to persist.
For Switzerland and many domestic companies, the Swiss National Bank’s decision in January to discontinue the minimum exchange rate of the Swiss franc against the euro and introduce negative short-term interest rates remained a major challenge during the second quarter. Specifically, the private banking sector continued to be affected by difficult market conditions, with clients maintaining a cautious investment stance. Additionally, the changed currency environment has exerted pressure on costs, as the majority of expenses in Swiss private banking are in Swiss francs while a large proportion of revenues are generated in other currencies.
The new market conditions look set to reinforce an existing trend in Swiss private banking towards greater consolidation, as smaller domestic participants look to sell or merge. Similar developments have taken place among foreign banks with Swiss private banking subsidiaries, as such banks refocus on core markets and businesses. We are monitoring matters closely.
Internationally, debate still rages about the relative merits of universal banking, as opposed to stand-alone investment banks and retail and private banks. While the furor over the role of banks during the financial crisis has abated, our sector remains in the political and media spotlight. Rebuilding trust, improving transparency and emphasizing the importance of the financial sector for the broader economy must remain priorities.
Despite domestic and international challenges, we still achieved solid results in the second quarter. To attain consistently good long-term performance, we remain acutely focused on targeted growth initiatives, leveraging our strong position in our Swiss home market and building on our strength in emerging markets.
Improved profits in the second quarter
In the second quarter of 2015, Credit Suisse’s results improved, with reported net income attributable to shareholders of CHF 1.1 billion, compared to a net loss in the second quarter of 2014, which included the CHF 1.6 billion litigation charge related to settlements with US authorities regarding US cross-border matters.
Our Private Banking & Wealth Management division performed well, with a strong contribution from our Wealth Management Clients and Corporate & Institutional Clients businesses, partially offset by lower Asset Management results due to the sale and restructuring measures taken in the fourth quarter of 2014. Wealth Management Clients saw improved profitability, driven by improved net interest income and higher client activity.
Reflecting our strong market position and the continued trust our clients place in us, we saw good client momentum in Private Banking & Wealth Management, attracting strategic net new assets of CHF 15.4 billion. Wealth Management Clients recorded strong inflows from Asia Pacific, and a solid contribution from Switzerland and Europe, Middle East and Africa (EMEA). Overall, we reported total net new assets of CHF 14.2 billion, including outflows from the Corporate & Institutional Clients business in Switzerland, which were due to the low interest rate environment and related pricing changes on cash deposits.
Investment Banking performed well in equities and in advisory. This was, however, offset by lower results in fixed income and an increase in costs primarily due to higher investments in our risk, regulatory and compliance infrastructure. The strong performance in equities was partly due to a very strong quarter in Asia Pacific; as one of the largest equity players in Asia Pacific, we are poised to capture opportunities in this high-growth region. Our strategic businesses generated pre-tax income of CHF 910 million, as higher operating expenses, as explained above, offset higher revenues.
We made further progress on winding down our non-strategic unit, bringing us closer to our goal of focusing resources on businesses where we see the greatest potential.
Further leverage reductions
In recent years, there has been a shift in regulatory focus toward an unweighted view of capital in the form of more restrictive leverage requirements. In order to comply with these stricter requirements, we laid out a plan to significantly reduce leverage exposure primarily through reductions in Investment Banking. During the second quarter, we continued to reduce leverage exposure, both for Investment Banking and the Group, and are on track to reach our end-2015 targets.

Separately, our look-through CET1 ratio, another important metric to measure the capital position of banks, and which fully applies the requirements as of 2019, improved to 10.3% from 10.1% as of the end of 2014 and we reported a look-through Swiss total capital ratio of 16.5%.
Progress on our growth initiatives in Private Banking & Wealth Management
We launched Credit Suisse Invest, a new advisory offering focused on improving flexibility and transparency for clients, in Switzerland and other selected markets. This supports our efforts to increase the proportion of mandates in relation to total assets under management in our Wealth Management Clients business. With mandates, our clients can delegate the management of their assets and investment decisions to Credit Suisse so that the assets can be managed securely and transparently for a specific purpose with a clear scope of action.
Our digital capabilities are highly valued by our clients at a time when they are becoming increasingly reliant on real-time mobile banking. We updated our mobile private banking app in the Swiss home market, where we already enjoyed a strong online and mobile banking presence. This followed the launch of the digital client platform in Asia Pacific. The technology gives our clients access to comprehensive portfolio information and market and research insights specific to their investment goals, whenever and wherever they choose. It also facilitates a more direct collaboration between clients and relationship managers, as well as between clients and Credit Suisse’s experts across the globe. We plan to continue to upgrade our digital offering, adding new features in both regions this and next year, and to extend the technology to clients in the Americas and EMEA in 2016.
Key growth regions
Regions enjoying particularly strong economic growth remain a major focus for our expansion. Asia Pacific continues to be a significant driver of our performance in both Private Banking & Wealth Management and Investment Banking. In the first half of 2015, Asia Pacific accounted for 16% of our overall revenues and 27% of our pre-tax income. We foresee further significant opportunities in the years ahead.
Outlook
So far in the third quarter, we have seen continued momentum in Asia Pacific, Wealth Management Clients and equities. However, the weaker trends in the fixed income markets that we saw in June have continued into July, and the third quarter normally sees some seasonal weakness.
Towards a more effective operating infrastructure
Over the last two quarters, we have been implementing the program to amend the Group’s legal entity structure and have completed a number of crucial steps. For example, in Switzerland this quarter, we registered two new legal entities, Credit Suisse (Schweiz) AG and Credit Suisse Services AG. We envisage further progress on additional milestones throughout the remainder of this and next year. The program addresses regulations in Switzerland, the US and the UK with respect to future requirements for global recovery and resolution planning by systemically important banks. We expect the changes will result in a more effective operating structure for the Group.
Credit Suisse of the future
Credit Suisse has a solid foundation on which to build and is well placed to develop its strategy. Our ability to harness our private banking and investment banking capabilities for the benefit of our clients remains a powerful differentiator. This is highly attractive to the dynamic client base we serve in Asia Pacific, which includes many entrepreneurs who rely on our support through all phases of their personal and corporate wealth cycle. We are, as a result, increasingly recognized as the Entrepreneurs’ Bank of Asia Pacific, a status we are determined to reinforce in the years to come.
Despite our achievements, we must find ways to provide even better service to our clients, further improve profitability and shareholder returns, and reduce the capital intensity of our business model. In the coming months, we will conduct a thorough assessment of Credit Suisse’s strategy, the results of which we intend to announce before year-end. We expect to build on our strong position in the Swiss market and capitalize on our presence and expertise in the emerging markets. We will strive to formulate a holistic strategy – across all regions and businesses – that aims to achieve sustainable, profitable growth through the cycle.
We would like to express our sincere gratitude to our clients, our shareholders and our employees for their continued support.
Sincerely
Urs Rohner                        Tidjane Thiam
Chairman of the                 Chief Executive Officer
Board of Directors
July 2015

Ensuring future success
As announced earlier, Tidjane Thiam has taken over as the new CEO of Credit Suisse Group AG effective July 1, 2015. During the coming weeks and months, Tidjane and I will continue to meet and engage with stakeholders, both inside and outside of the bank. In the process, together with the leadership team and the Board of Directors, we will focus on the challenges, our strengths and the growth potential to best position Credit Suisse for the future, to ensure its success in good and challenging times alike. We are committed to making our bank faster, more agile and less operationally complex and to setting Credit Suisse on a clear path towards sustainable, profitable growth.
Urs Rohner
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. The related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in under the Basel III capital framework reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage exposure target assumes constant USD/CHF and EUR/CHF exchange rates equal to those at the end of 2Q15.
Strategic net new assets are determined based on the assumption that assets managed across businesses relate to strategic businesses only.
Refer to our 2Q15 Financial Report as well as to II – Operating and financial review and III – Treasury, Risk, Balance sheet and Off-balance sheet in our Annual Report 2014 for further information.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients, ultra-high-net-worth and high-net worth individuals worldwide, as well as affluent and retail clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 46,600 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Our Wealth Management Clients business serves ultra-high-net-worth and high-net-worth individuals around the globe, as well as affluent and retail clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.
Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Financial Report 2Q15

Credit Suisse at a glance
Financial Report 2Q15
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

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Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management

Operating environment
Global economic activity stabilized in 2Q15 with the US economy showing signs of improvement and the eurozone remaining solid. Major equity markets were mixed, and volatility increased towards the end of the quarter. Government bond yields generally increased. The US dollar weakened against most other major currencies except for the Japanese yen.
Economic environment
The US economy showed signs of recovery during 2Q15 compared to the moderate slowdown observed during 1Q15. Positive signs came particularly from the housing and labor markets. As energy prices rose over the course of 2Q15, US headline inflation stabilized at a rate of zero percent year-on-year. Economic data in the eurozone remained solid, and business surveys continued to indicate relatively positive trends in France, Germany, Italy and Spain, despite the political and financial uncertainty relating to the Greek debt negotiations. Inflation in the eurozone moved slightly higher, although it remained at subdued levels. Economic activity was mixed among major emerging markets. India's data remained robust, and China's economy continued to stabilize. Economic data for Russia and Brazil indicated a recession.
The US Federal Reserve (Fed) left interest rates unchanged and signaled that a rate increase could be appropriate later this year if the labor market recovery continues and inflation returns to a path towards 2% year-on-year over the medium term. The European Central Bank (ECB), on the other hand, reconfirmed its intention to run its asset purchase program of EUR 60 billion per month until at least September 2016. Most major emerging economies, including China, India and Russia, continued to ease monetary policy in 2Q15. The central bank of Brazil, in contrast, raised the policy rate again and signaled that it may decide to tighten monetary policy further given continued elevated inflation.
In 2Q15, major equity markets were mixed. The US equity market recovered from the moderate slowdown in 1Q15 macroeconomic data and slightly outperformed the global equity benchmark. In contrast, the European and Australian markets underperformed, weighed down by the developments relating to the Greek debt negotiations and a pause in the Australian central bank's policy rate cut cycle, respectively. The Japanese equity market continued to benefit from the Bank of Japan's expansionary monetary policy, a corporate governance reform and a weakening Japanese yen against the US dollar. Chinese equity markets benefited from capital market liberalization and reforms. Most major emerging market indices remained positive. Telecommunications, healthcare and financials were the best-performing sectors, while utilities and energy were the weakest. During the quarter, equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), was moderate in the US, while equity market volatility as measured by Deutsche Börse AG DAX Volatility Index (VDAX) increased in the eurozone, mainly due to the Greek debt negotiations. Risk appetite, as measured by the Credit Suisse equity risk appetite index, increased during the quarter. The Credit Suisse Hedge Fund Index decreased 0.5% in 2Q15.

Government bond yields generally increased in 2Q15, led by long-dated euro bonds (refer to the charts “Yield curves”). After their strong rally in 1Q15 in anticipation of the ECB's asset purchase program, eurozone peripheral bonds sold off, mainly as a result of the uncertainty around the Greek debt negotiations in June. In credits, US and European investment grade (refer to the chart “Credit spreads”) and high yield bond spreads widened, driven by increasing rate volatility during the quarter and more risk averse investor sentiment in June. Emerging market sovereign and corporate spreads were more resilient, showing further tightening in 2Q15.
The US dollar weakened against most other major currencies in 2Q15. Despite the uncertainty relating to the Greek debt negotiations, the euro strengthened moderately against the US dollar. The Swiss franc, which appreciated sharply against other major currencies in 1Q15 after the Swiss National Bank (SNB) actions, remained mostly unchanged versus the euro in 2Q15. The British pound appreciated against most other major currencies as political uncertainty declined after the UK elections. The Japanese yen weakened against the US dollar. Eastern European currencies performed well against the US dollar, whereas Latin American currencies depreciated.
Commodities had a mixed performance in 2Q15. At the beginning of the quarter, the Credit Suisse Commodities Benchmark (CSCB) increased strongly, but then declined and ended the quarter with a gain of almost 8%. Expectations for an interest rate increase in the US weighed on precious metals and Chinese demand concerns hampered industrial metals, resulting in both segments underperforming the CSCB in 2Q15. The energy segment outperformed as a result of expectations that oversupply in the US would abate.

Market volumes (growth in %)
	Global			Europe
end of 2Q15	QoQ	YoY		QoQ	YoY
Equity trading volume [1]	(3)	19		1	26
Announced mergers and acquisitions [2]	55	37		55	17
Completed mergers and acquisitions [2]	6	47		(25)	1
Equity underwriting [2]	19	(11)		34	(42)
Debt underwriting [2]	(12)	(21)		(34)	(51)
Syndicated lending – investment grade [2]	(5)	(6)	[3]	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
3 6M15 vs 6M14.
Sector environment
World bank stocks outperformed global equity markets in 2Q15. European bank stocks underperformed world bank stocks (refer to the charts “Equity markets”).
In private banking, the low interest rate environment, the ongoing Greek debt negotiations and a sharp decline in Chinese equity markets at the end of June provided challenging market conditions during the quarter. Clients maintained a cautious investment stance, with cash deposits remaining high. Overall, the wealth management sector continued to adapt to further industry-specific regulatory changes.
For investment banking, global equity trading volumes decreased compared to 1Q15, but increased compared to 2Q14. Global announced mergers and acquisitions (M&A) volumes increased strongly compared to 1Q15 and 2Q14. Global completed M&A volumes increased compared to 1Q15 and 2Q14. Global equity underwriting volumes were higher compared to 1Q15, but lower compared to 2Q14. European equity underwriting volumes increased compared to 1Q15, but were significantly lower compared to 2Q14. Global debt underwriting volumes were lower compared to 1Q15 and 2Q15, mainly driven by Europe. Compared to 1Q15, US fixed income volumes decreased due to the declining trends across major categories. Compared to 2Q14, US fixed income volumes increased slightly, driven particularly by higher federal agency and mortgage-backed volumes.

Credit Suisse
In 2Q15, we recorded net income attributable to shareholders of CHF 1,051 million. Diluted earnings per share from continuing operations were CHF 0.61 and return on equity attributable to shareholders was 10.0%.
As of the end of 2Q15, our Basel III CET1 ratio was 13.9% and 10.3% on a look-through basis. Our risk-weighted assets were CHF 281.9 billion.
Results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	6,955	6,647	6,463	5	8	13,602	13,292	2
Provision for credit losses	51	30	18	70	183	81	52	56
Compensation and benefits	2,914	2,976	2,973	(2)	(2)	5,890	5,966	(1)
General and administrative expenses	1,928	1,738	3,441	11	(44)	3,666	5,131	(29)
Commission expenses	406	392	377	4	8	798	746	7
Total other operating expenses	2,334	2,130	3,818	10	(39)	4,464	5,877	(24)
Total operating expenses	5,248	5,106	6,791	3	(23)	10,354	11,843	(13)
Income from continuing operations before taxes	1,656	1,511	(346)	10	–	3,167	1,397	127
Income tax expense	590	477	307	24	92	1,067	850	26
Income/(loss) from continuing operations	1,066	1,034	(653)	3	–	2,100	547	284
Income/(loss) from discontinued operations	0	0	(9)	–	100	0	6	(100)
Net income/(loss)	1,066	1,034	(662)	3	–	2,100	553	280
Net income/(loss) attributable to noncontrolling interests	15	(20)	38	–	(61)	(5)	394	–
Net income/(loss) attributable to shareholders	1,051	1,054	(700)	0	–	2,105	159	–
of which from continuing operations	1,051	1,054	(691)	0	–	2,105	153	–
of which from discontinued operations	0	0	(9)	–	100	0	6	(100)
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	0.63	0.63	(0.45)	0	–	1.26	0.05	–
Basic earnings/(loss) per share	0.63	0.63	(0.46)	0	–	1.26	0.05	–
Diluted earnings/(loss) per share from continuing operations	0.61	0.62	(0.45)	(2)	–	1.23	0.05	–
Diluted earnings/(loss) per share	0.61	0.62	(0.46)	(2)	–	1.23	0.05	–
Return on equity (%, annualized)
Return on equity attributable to shareholders	10.0	9.9	(6.7)	–	–	9.9	0.8	–
Return on tangible equity attributable to shareholders [1]	12.5	12.4	(8.3)	–	–	12.5	0.9	–
Number of employees (full-time equivalents)
Number of employees	46,600	46,400	45,100	0	3	46,600	45,100	3
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14
Statements of operations (CHF million)
Net revenues	6,941	6,673	6,433	14	(26)	30	6,955	6,647	6,463
Provision for credit losses	51	30	18	0	0	0	51	30	18
Compensation and benefits	2,913	2,975	2,969	1	1	4	2,914	2,976	2,973
General and administrative expenses	1,925	1,738	3,439	3	0	2	1,928	1,738	3,441
Commission expenses	406	392	377	0	0	0	406	392	377
Total other operating expenses	2,331	2,130	3,816	3	0	2	2,334	2,130	3,818
Total operating expenses	5,244	5,105	6,785	4	1	6	5,248	5,106	6,791
Income/(loss) from continuing operations before taxes	1,646	1,538	(370)	10	(27)	24	1,656	1,511	(346)
Income tax expense	590	477	307	0	0	0	590	477	307
Income/(loss) from continuing operations	1,056	1,061	(677)	10	(27)	24	1,066	1,034	(653)
Loss from discontinued operations	0	0	(9)	0	0	0	0	0	(9)
Net income/(loss)	1,056	1,061	(686)	10	(27)	24	1,066	1,034	(662)
Net income/(loss) attributable to noncontrolling interests	5	7	14	10	(27)	24	15	(20)	38
Net income/(loss) attributable to shareholders	1,051	1,054	(700)	–	–	–	1,051	1,054	(700)
of which from continuing operations	1,051	1,054	(691)	–	–	–	1,051	1,054	(691)
of which from discontinued operations	0	0	(9)	–	–	–	0	0	(9)
Statement of operations metrics (%)
Cost/income ratio	75.6	76.5	105.5	–	–	–	75.5	76.8	105.1
Pre-tax income margin	23.7	23.0	(5.8)	–	–	–	23.8	22.7	(5.4)
Effective tax rate	35.8	31.0	(83.0)	–	–	–	35.6	31.6	(88.7)
Net income margin [1]	15.1	15.8	(10.9)	–	–	–	15.1	15.9	(10.8)
1 Based on amounts attributable to shareholders.
Information and developments
Format of presentation
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown herein.
As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time.
Return on equity for strategic results is calculated by dividing annualized strategic net income by average strategic shareholders’ equity (derived by deducting 10% of non-strategic risk-weighted assets from reported shareholders’ equity). Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the average of 10% of average risk-weighted assets and an average of a certain percentage of leverage exposure (2.4% for periods prior to 2015 and 3% for periods after January 1, 2015).
> Refer to “Leverage metrics” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management for further information on leverage exposure and ratios.

Evolution of legal entity structure
Implementation of the program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements is under way, with a number of key components expected to be implemented throughout 2015 and 2016. Over the last two quarters we have achieved a number of key program milestones:
– In April 2015, we incorporated a new Swiss legal entity, Credit Suisse (Schweiz) AG, and registered it in the Commercial Register of the Canton of Zurich. We are applying for a Swiss banking license for this entity later this year. We plan for this entity to become operational for Swiss-booked businesses in 2016 pending regulatory approval. We expect that the new legal entity structure in Switzerland will not significantly impact either our current business proposition or our client servicing model;
– In May 2015, we incorporated a new Swiss legal entity, Credit Suisse Services AG, which is intended to serve as a global service company, and registered it in the Commercial Register of the Canton of Zurich. This is intended to progress our plan to create separately capitalized global entities that will contain the Shared Services functions. We plan to form a US subsidiary of the US intermediate holding company to house US Shared Services functions; and
– In 2015 to date, we have issued USD 10 billion of senior unsecured debt that we expect will qualify for future capital treatment under total loss-absorbing capacity (TLAC) rules proposed by the Financial Stability Board (FSB) to facilitate a Single Point of Entry bail-in resolution strategy. To comply with the current Swiss tax withholding regime, this debt was issued by a wholly-owned subsidiary of the Group and guaranteed by the Group.
This program has been prepared in discussion with FINMA, our primary regulator, and will address regulations in Switzerland, the US, and the UK with respect to future requirements for global recovery and resolution planning by systemically important banks, such as Credit Suisse, that will facilitate resolution of an institution in the event of a failure. We expect that these changes will result in a substantially less complex and more efficient operating infrastructure for the Group. Furthermore, Swiss banking law provides for the possibility of a limited reduction in capital requirements in the event of an improvement in resolvability, which this program intends to deliver. The program has been approved by the Board of Directors of the Group, but it remains subject to final approval by FINMA and other regulators.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On April 29, 2015, the US Securities and Exchange Commission (SEC) proposed rules that would apply certain SEC registration, reporting and business conduct requirements to a security-based swap between a non-US security-based swap dealer, such as Credit Suisse International (CSI) or Credit Suisse Securities Europe Limited (CSSEL), and another non-US person if the security-based swap was arranged, negotiated or executed by US personnel. If adopted, this proposal could deter non-US counterparties from interacting with our US personnel and require us to reorganize our front office functions accordingly, which could impede effective risk management and market making activities in security-based swaps based on US companies. It also could cause us to incur significant additional costs in order to modify our compliance infrastructure and controls.
On April 29, 2015, the Swiss Federal Council decided to bring the Federal Act on Implementing the Revised Recommendations of 2012 of the Financial Action Task Force into force in two stages. First, the provisions on the transparency of legal entities and bearer shares entered into force on July 1, 2015, introducing new reporting obligations for shareholders of non-listed companies. Second, other provisions, such as expanding the term “politically exposed person”, amending the rules on the freezing of assets and introducing new predicate offenses for money laundering, will enter into force on January 1, 2016, as they require further implementation.
On May 27, 2015, the EU and Switzerland signed an agreement regarding the introduction of the global standard for the automatic exchange of information in tax matters. The agreement, which will apply for all EU member states, is expected to enter into force on January 1, 2017, replacing the existing taxation of savings agreement. The EU and Switzerland intend to collect account data from 2017 and exchange it from 2018 once the necessary Swiss implementing legislation enters into effect.
On June 19, 2015, the Swiss Parliament passed the Financial Markets Infrastructure Act (FMIA), a new legislation on financial market infrastructure and over-the-counter (OTC) derivatives trading that implements the OTC derivatives market reforms set by the G-20 and the FSB in 2009. If no referendum is requested, the FMIA is expected to enter into effect in the beginning of 2016.
On June 19, 2015, the Swiss Parliament passed an amendment to the Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (Bank Law). The amendment extends FINMA's existing bank resolution powers to Swiss domiciled parent companies of financial groups and certain other unregulated Swiss-domiciled companies belonging to financial groups, and extends FINMA's power to stay termination or termination rights linked to resolution measures to cover all contracts. If no referendum is requested, the amendment is expected to enter into effect in the beginning of 2016.
On June 19, 2015, the Swiss Parliament passed an amendment to the Swiss Federal Act on the Swiss Financial Market Supervisory Authority of June 22, 2007, as amended. The amendment provides for an enhanced direct cooperation between entities supervised by FINMA and foreign supervisors as well as foreign agencies performing supervisory functions, and the participation of FINMA in this process to restrict the transfer of information in certain cases. If no referendum is requested, the amendment is expected to enter into effect in the beginning of 2016.
On June 24, 2015, the Federal Council announced its decision to refrain from proposing a complete reform of the withholding tax system following the negative outcome of the related consultation. However, the Federal Council also announced that the withholding tax exemption for capital instruments of systemically important banks should be extended from January 1, 2017 for a five-year period.
On June 29, 2015, the US Commodity Futures Trading Commission (CFTC) proposed rules addressing the cross-border application of the margin requirements for non-cleared swaps that the CFTC previously proposed in September 2014. The cross-border rules proposed by the CFTC are similar to those contained in a September 2014 margin proposal by US banking regulators, but with modifications with respect to the availability of substituted compliance. Both proposals would apply US margin rules extraterritorially to non-cleared swaps between CSI or CSSEL and certain non-US counterparties with a US nexus, although full substituted compliance may become generally available. Under the CFTC proposal, where CSI or CSSEL faces a US person counterparty, partial substituted compliance may become available with respect to the obligation to post initial margin, but not any other aspect of the CFTC margin requirement. Availability of substituted compliance will be dependent on future determinations by the applicable regulators. Accordingly, these changes may limit the respects in which non-US swap dealers, including CSI and CSSEL, could rely on comparable EU rules in lieu of US rules. If adopted, these aspects of the proposals could impair the ability of CSI and CSSEL to engage effectively in cross-border derivatives activities, especially hedging activities in the inter-dealer market.
The UK’s Prudential Regulation Authority (PRA) is consulting on measures to ensure that counterparties of UK entities under a broad range of financial arrangements would be subject to the stays on early termination rights under the UK Banking Act of 2009 that would be applicable upon their resolution. The International Swaps and Derivatives Association (ISDA) 2014 Resolution Stay Protocol (Protocol) entered into by Credit Suisse and other large derivatives dealers on November 12, 2014 created a framework for enabling us and our counterparties to satisfy the requirements of this rule and related rules in other jurisdictions. While the Protocol currently only addresses compliance with these requirements generally and only with respect to obligations under ISDA master agreements, work is currently under way to expand the Protocol to address the specific requirements of this rule and to cover obligations under other agreements that fall within the scope of this rule and the related rules in other jurisdictions. Relatedly, pursuant to the EU Bank Recovery and Resolution Directive, the EU has enacted, and the PRA is in the process of implementing, requirements to ensure contractual recognition of the bail-in of certain liabilities of EU entities that are governed by non-EU law. In addition, the European Banking Authority is preparing rules to ensure that EU banks retain the right data on financial contracts to support the resolution stay powers.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2014 for further information.
> Refer to “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management and “Liquidity and funding management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.

Relationship between total shareholders’ equity, tangible shareholders’ equity and regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regards to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the average of 10% of risk-weighted assets and 3% of the leverage exposure utilized by each division and the firm as a whole. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio.

Core Results
In 2Q15, we recorded net income attributable to shareholders of CHF 1,051 million. Net revenues were CHF 6,941 million and total operating expenses were CHF 5,244 million.
In our strategic businesses, we reported income from continuing operations before taxes of CHF 1,812 million and in our non-strategic businesses we reported a loss from continuing operations before taxes of CHF 166 million in 2Q15.
Core Results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net interest income	2,874	2,153	2,590	33	11	5,027	4,773	5
Commissions and fees	3,261	2,980	3,311	9	(2)	6,241	6,587	(5)
Trading revenues	491	1,386	186	(65)	164	1,877	816	130
Other revenues	315	154	346	105	(9)	469	726	(35)
Net revenues	6,941	6,673	6,433	4	8	13,614	12,902	6
of which strategic results	6,758	6,590	6,309	3	7	13,348	12,839	4
of which non-strategic results	183	83	124	120	48	266	63	322
Provision for credit losses	51	30	18	70	183	81	52	56
Compensation and benefits	2,913	2,975	2,969	(2)	(2)	5,888	5,946	(1)
General and administrative expenses	1,925	1,738	3,439	11	(44)	3,663	5,128	(29)
Commission expenses	406	392	377	4	8	798	746	7
Total other operating expenses	2,331	2,130	3,816	9	(39)	4,461	5,874	(24)
Total operating expenses	5,244	5,105	6,785	3	(23)	10,349	11,820	(12)
of which strategic results	4,908	4,742	4,509	4	9	9,650	9,077	6
of which non-strategic results	336	363	2,276	(7)	(85)	699	2,743	(75)
Income/(loss) from continuing operations before taxes	1,646	1,538	(370)	7	–	3,184	1,030	209
of which strategic results	1,812	1,822	1,775	(1)	2	3,634	3,719	(2)
of which non-strategic results	(166)	(284)	(2,145)	(42)	(92)	(450)	(2,689)	(83)
Income tax expense	590	477	307	24	92	1,067	850	26
Income/(loss) from continuing operations	1,056	1,061	(677)	0	–	2,117	180	–
Income/(loss) from discontinued operations	0	0	(9)	–	100	0	6	(100)
Net income/(loss)	1,056	1,061	(686)	0	–	2,117	186	–
Net income attributable to noncontrolling interests	5	7	14	(29)	(64)	12	27	(56)
Net income/(loss) attributable to shareholders	1,051	1,054	(700)	0	–	2,105	159	–
of which strategic results	1,418	1,235	1,288	15	10	2,653	2,692	(1)
of which non-strategic results	(367)	(181)	(1,988)	103	(82)	(548)	(2,533)	(78)
Statement of operations metrics (%)
Return on regulatory capital	15.3	13.9	–	–	–	14.6	5.3	–
Cost/income ratio	75.6	76.5	105.5	–	–	76.0	91.6	–
Pre-tax income margin	23.7	23.0	(5.8)	–	–	23.4	8.0	–
Effective tax rate	35.8	31.0	(83.0)	–	–	33.5	82.5	–
Net income margin [1]	15.1	15.8	(10.9)	–	–	15.5	1.2	–
Return on equity (%, annualized)
Return on equity – strategic results	13.9	12.0	13.0	–	–	13.0	13.5	–
Number of employees (full-time equivalents)
Number of employees	46,600	46,400	45,100	0	3	46,600	45,100	3
1 Based on amounts attributable to shareholders.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14
Statements of operations (CHF million)
Net revenues	6,758	6,590	6,309	183	83	124	6,941	6,673	6,433
Provision for credit losses	38	26	25	13	4	(7)	51	30	18
Compensation and benefits	2,822	2,822	2,719	91	153	250	2,913	2,975	2,969
Total other operating expenses	2,086	1,920	1,790	245	210	2,026	2,331	2,130	3,816
Total operating expenses	4,908	4,742	4,509	336	363	2,276	5,244	5,105	6,785
Income/(loss) from continuing operations before taxes	1,812	1,822	1,775	(166)	(284)	(2,145)	1,646	1,538	(370)
Income tax expense/(benefit)	389	580	473	201	(103)	(166)	590	477	307
Income/(loss) from continuing operations	1,423	1,242	1,302	(367)	(181)	(1,979)	1,056	1,061	(677)
Loss from discontinued operations	0	0	0	0	0	(9)	0	0	(9)
Net income/(loss)	1,423	1,242	1,302	(367)	(181)	(1,988)	1,056	1,061	(686)
Net income attributable to noncontrolling interests	5	7	14	0	0	0	5	7	14
Net income/(loss) attributable to shareholders	1,418	1,235	1,288	(367)	(181)	(1,988)	1,051	1,054	(700)
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	263,983	269,273	259,612	12,648	13,822	19,557	276,631	283,095	279,169
Total assets	855,691	875,940	849,471	22,768	27,450	40,808	878,459	903,390	890,279
Leverage exposure [1]	1,020,170	1,051,078	–	41,655	51,650	–	1,061,825	1,102,728	–
1 Disclosed on a fully phased-in look-through basis.
Results overview
Core Results net revenues of CHF 6,941 million increased 8% compared to 2Q14.
In our strategic businesses, net revenues of CHF 6,758 million increased 7% compared to 2Q14, primarily reflecting higher net revenues in Investment Banking, Private Banking & Wealth Management and Corporate Center. The increase in Investment Banking was primarily due to higher equity sales and trading results in Asia Pacific and improved advisory performance. The increase in Private Banking & Wealth Management primarily reflected higher net interest income and higher transaction- and performance-based revenues, partially offset by lower recurring commissions and fees.
In our non-strategic businesses, net revenues of CHF 183 million increased 48% compared to 2Q14, reflecting higher net revenues in Corporate Center, partially offset by higher negative net revenues in Investment Banking and lower net revenues in Private Banking & Wealth Management. Improved results in Corporate Center primarily reflected fair value gains from movements in own credit spreads of CHF 268 million in 2Q15 compared to a fair value loss of CHF 10 million in 2Q14. Higher negative net revenues in Investment Banking reflected increased portfolio and other valuation adjustments and the positive impact on 2Q14 results from net valuation gains and lower trading losses. The decrease in Private Banking & Wealth Management was mainly due to the winding-down of non-strategic operations.
> Refer to “Private Banking & Wealth Management”, “Investment Banking” and “Corporate Center” for further information.
Provision for credit losses was CHF 51 million in 2Q15, with net provisions of CHF 44 million in Private Banking & Wealth Management and CHF 7 million in Investment Banking.
Total operating expenses of CHF 5,244 million were down 23% compared to 2Q14, primarily reflecting a 44% decrease in general and administrative expenses. In strategic businesses, total operating expenses of CHF 4,908 million increased 9% compared to 2Q14, mainly reflecting an 18% increase in general and administrative expenses and a 4% increase in compensation and benefits. In non-strategic businesses, total operating expenses of CHF 336 million decreased 85% compared to 2Q14, primarily due to an 88% decrease in general and administrative expenses, reflecting the charge of CHF 1,618 million relating to the settlements with US authorities regarding US cross-border matters recognized in the non-strategic results of the Private Banking & Wealth Management division in 2Q14.
Income tax expense of CHF 590 million recorded in 2Q15 mainly reflected the impact of the geographical mix of results and the effect of a New York City tax law change. This change in tax law required a remeasurement and decrease of existing deferred tax assets arising from timing differences and resulted in an additional tax charge of CHF 189 million. Overall, net deferred tax assets decreased CHF 660 million to CHF 5,034 million, mainly driven by earnings and foreign exchange movements as of the end of 2Q15 compared to 1Q15 and the effect of the New York City tax law change. Deferred tax assets on net operating losses decreased CHF 265 million to CHF 1,119 million during 2Q15. The Core Results effective tax rate was 35.8% in 2Q15, compared to 31.0% in 1Q15.
> Refer to “Note 21 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Strategic results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	6,758	6,590	6,309	3	7	13,348	12,839	4
Provision for credit losses	38	26	25	46	52	64	43	49
Compensation and benefits	2,822	2,822	2,719	0	4	5,644	5,501	3
General and administrative expenses	1,684	1,538	1,428	9	18	3,222	2,855	13
Commission expenses	402	382	362	5	11	784	721	9
Total other operating expenses	2,086	1,920	1,790	9	17	4,006	3,576	12
Total operating expenses	4,908	4,742	4,509	4	9	9,650	9,077	6
Income from continuing operations before taxes	1,812	1,822	1,775	(1)	2	3,634	3,719	(2)
Income tax expense	389	580	473	(33)	(18)	969	1,000	(3)
Net income	1,423	1,242	1,302	15	9	2,665	2,719	(2)
Net income attributable to noncontrolling interests	5	7	14	(29)	(64)	12	27	(56)
Net income attributable to shareholders	1,418	1,235	1,288	15	10	2,653	2,692	(1)
Statement of operations metrics (%)
Return on regulatory capital	17.6	17.3	19.4	–	–	17.5	20.7	–
Cost/income ratio	72.6	72.0	71.5	–	–	72.3	70.7	–
Pre-tax income margin	26.8	27.6	28.1	–	–	27.2	29.0	–
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	263,983	269,273	259,612	(2)	2	263,983	259,612	2
Total assets	855,691	875,940	849,471	(2)	1	855,691	849,471	1
Leverage exposure [1]	1,020,170	1,051,078	–	(3)	–	1,020,170	–	–
1 Disclosed on a fully phased-in look-through basis.
Core Results reporting by region
	in			% change		in		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Net revenues (CHF million)
Switzerland	1,778	1,714	1,669	4	7	3,492	3,381	3
EMEA	1,365	1,498	1,540	(9)	(11)	2,863	3,013	(5)
Americas	2,336	2,275	2,458	3	(5)	4,611	5,082	(9)
Asia Pacific	1,054	1,068	721	(1)	46	2,122	1,568	35
Corporate Center	408	118	45	246	–	526	(142)	–
Net revenues	6,941	6,673	6,433	4	8	13,614	12,902	6
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	673	640	565	5	19	1,313	1,171	12
EMEA	(65)	161	228	–	–	96	339	(72)
Americas	536	513	(951)	4	–	1,049	(103)	–
Asia Pacific	408	465	161	(12)	153	873	435	101
Corporate Center	94	(241)	(373)	–	–	(147)	(812)	(82)
Income/(loss) from continuing operations before taxes	1,646	1,538	(370)	7	–	3,184	1,030	209
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Non-strategic results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	183	83	124	120	48	266	63	322
Provision for credit losses	13	4	(7)	225	–	17	9	89
Compensation and benefits	91	153	250	(41)	(64)	244	445	(45)
General and administrative expenses	241	200	2,011	21	(88)	441	2,273	(81)
Commission expenses	4	10	15	(60)	(73)	14	25	(44)
Total other operating expenses	245	210	2,026	17	(88)	455	2,298	(80)
Total operating expenses	336	363	2,276	(7)	(85)	699	2,743	(75)
Loss from continuing operations before taxes	(166)	(284)	(2,145)	(42)	(92)	(450)	(2,689)	(83)
Income tax expense/(benefit)	201	(103)	(166)	–	–	98	(150)	–
Loss from continuing operations	(367)	(181)	(1,979)	103	(81)	(548)	(2,539)	(78)
Income/(loss) from discontinued operations	0	0	(9)	–	100	0	6	(100)
Loss attributable to shareholders	(367)	(181)	(1,988)	103	(82)	(548)	(2,533)	(78)
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	12,648	13,822	19,557	(8)	(35)	12,648	19,557	(35)
Total assets	22,768	27,450	40,808	(17)	(44)	22,768	40,808	(44)
Leverage exposure [1]	41,655	51,650	–	(19)	–	41,655	–	–
1 Disclosed on a fully phased-in look-through basis.
Cost savings and strategy implementation
As of the end of 2Q15, we achieved cost savings of approximately CHF 3.5 billion since the start of the expense reduction program in 2011. Further cost savings are expected to be delivered over the balance of the year, reaching approximately CHF 4.0 billion by the end of 2015. However, we expect that risk, compliance and regulatory costs will continue to rise across both divisions. This cost savings target is measured against our annualized six month 2011 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.
We expect to incur approximately CHF 200 million of costs associated with these measures during the remainder of 2015 and through year-end 2017. We incurred CHF 82 million of business realignment costs and CHF 71 million of IT architecture simplification expenses associated with these measures in 2Q15.
Management is currently in the process of thoroughly assessing our strategy, the results of which we intend to announce before year-end. When this process is concluded, it is possible that the cost savings plans and targets described above will change.
> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2014 for further information.
Personnel
Headcount at the end of 2Q15 was 46,600, up 200 from 1Q15 and up 1,500 from 2Q14. The increases reflected graduate hiring and contractor employee conversion, partially offset by a decrease in headcount resulting from our cost efficiency initiatives.
Number of employees by division
end of	2Q15	1Q15	2Q14
Number of employees by division (full-time equivalents)
Private Banking & Wealth Management	26,500	26,300	25,800
Investment Banking	19,800	19,800	19,000
Corporate Center	300	300	300
Number of employees	46,600	46,400	45,100

Overview of Core Results
	Private Banking & Wealth Management			Investment Banking			Corporate Center			Core Results			[1]	of which strategic results			of which non-strategic results
in / end of period	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14		2Q15	1Q15	2Q14	2Q15	1Q15	2Q14
Statements of operations (CHF million)
Net revenues	3,152	2,972	3,046	3,381	3,583	3,342	408	118	45	6,941	6,673	6,433		6,758	6,590	6,309	183	83	124
Provision for credit losses	44	29	23	7	1	(5)	0	0	0	51	30	18		38	26	25	13	4	(7)
Compensation and benefits	1,248	1,229	1,235	1,545	1,552	1,499	120	194	235	2,913	2,975	2,969		2,822	2,822	2,719	91	153	250
General and administrative expenses	774	725	2,367	959	853	889	192	160	183	1,925	1,738	3,439		1,684	1,538	1,428	241	200	2,011
Commission expenses	149	155	170	255	232	207	2	5	0	406	392	377		402	382	362	4	10	15
Total other operating expenses	923	880	2,537	1,214	1,085	1,096	194	165	183	2,331	2,130	3,816		2,086	1,920	1,790	245	210	2,026
Total operating expenses	2,171	2,109	3,772	2,759	2,637	2,595	314	359	418	5,244	5,105	6,785		4,908	4,742	4,509	336	363	2,276
Income/(loss) from continuing operations before taxes	937	834	(749)	615	945	752	94	(241)	(373)	1,646	1,538	(370)		1,812	1,822	1,775	(166)	(284)	(2,145)
Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	590	477	307		389	580	473	201	(103)	(166)
Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	1,056	1,061	(677)		1,423	1,242	1,302	(367)	(181)	(1,979)
Loss from discontinued operations	–	–	–	–	–	–	–	–	–	0	0	(9)		0	0	0	0	0	(9)
Net income/(loss)	–	–	–	–	–	–	–	–	–	1,056	1,061	(686)		1,423	1,242	1,302	(367)	(181)	(1,988)
Net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	5	7	14		5	7	14	0	0	0
Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	1,051	1,054	(700)		1,418	1,235	1,288	(367)	(181)	(1,988)
Statement of operations metrics (%)
Return on regulatory capital	23.5	21.0	–	9.9	14.7	12.3	18.8	–	–	15.3	13.9	–		17.6	17.3	19.4	–	–	–
Cost/income ratio	68.9	71.0	123.8	81.6	73.6	77.6	–	–	–	75.6	76.5	105.5		72.6	72.0	71.5	–	–	–
Pre-tax income margin	29.7	28.1	(24.6)	18.2	26.4	22.5	–	–	–	23.7	23.0	(5.8)		26.8	27.6	28.1	–	–	–
Effective tax rate	–	–	–	–	–	–	–	–	–	35.8	31.0	(83.0)		21.5	31.8	26.6	–	–	–
Net income margin	–	–	–	–	–	–	–	–	–	15.1	15.8	(10.9)		21.0	18.7	20.4	–	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets [2]	105,793	109,030	103,537	156,003	158,102	160,199	14,835	15,963	15,433	276,631	283,095	279,169		263,983	269,273	259,612	12,648	13,822	19,557
Total assets	356,057	366,391	322,669	459,977	489,202	525,101	62,425	47,797	42,509	878,459	903,390	890,279		855,691	875,940	849,471	22,768	27,450	40,808
Leverage exposure [2]	380,157	389,809	–	631,118	676,912	–	50,550	36,007	–	1,061,825	1,102,728	–		1,020,170	1,051,078	–	41,655	51,650	–
Net loans	238,896	237,510	225,243	31,246	33,240	29,264	29	24	25	270,171	270,774	254,532		–	–	–	–	–	–
Goodwill	2,212	2,269	2,163	6,026	6,235	5,820	–	–	–	8,238	8,504	7,983		–	–	–	–	–	–
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2 Disclosed on a fully phased-in look-through basis.
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component.
The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2014 for further information.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 2Q15, 42% and 28% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 3.4 billion during 2Q15, primarily reflecting the foreign exchange translation impact, mainly in trading assets, loans and loans held-for-sale and net settlements, mainly in trading assets and loans held-for-sale.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 29.3 billion, compared to CHF 31.9 billion as of the end of 1Q15. As of the end of 2Q15, these assets comprised 3% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 8%, respectively, as of the end of 1Q15.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
20 / 21

Key performance indicators
Our key performance indicators (KPIs) for the Group and for our Private Banking & Wealth Management and Investment Banking divisions reflect our strategic plan, the regulatory environment and the market cycle. Our stated KPIs are measured on the basis of reported results.
We believe the execution of our strategic initiatives, including the run-off of non-strategic operations, will enable us to achieve our targets over a three to five year period across market cycles.
> Refer to “Key performance indicators” in Private Banking & Wealth Management and Investment Banking results for further information on divisional KPIs.
Collaboration revenues
Collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the Group’s divisions participate in a transaction. Within the Private Banking & Wealth Management division, collaboration revenues include revenues arising from cross-selling and client referral activities between the Wealth Management Clients and Corporate & Institutional Clients businesses on the one hand and the Asset Management and the securities trading and sales businesses on the other hand.
> Refer to “Key performance indicators” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2014 for further information on key performance indicators including collaboration revenues.
Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. As such, year to date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends.
in / end of	Target	2Q15	6M15	2014	2013	2012
Growth (%)
Collaboration revenues	18 - 20% of net revenues	14.7	14.7	16.7	17.7	18.6
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	1.0	5.4	(5.6)	26.0	4.8
Total shareholder return of peer group [1,2]	–	5.7	9.6	(0.7)	34.3	52.8
Return on equity attributable to shareholders (annualized)	Above 15%	10.0	9.9	4.4	5.7	3.9
Core Results cost/income ratio	Below 70%	75.6	76.0	86.8	85.4	91.1
Capital (%)
Look-through CET1 ratio	11%	10.3	10.3	10.1	10.0	–
1
Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period.

2
The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Private Banking & Wealth Management
In 2Q15, we reported income before taxes of CHF 937 million and net revenues of CHF 3,152 million.
In our strategic businesses, we reported income before taxes of CHF 1,001 million and net revenues of CHF 3,091 million. Compared to 2Q14, income before taxes increased reflecting higher net interest income and higher transaction- and performance-based revenues, partially offset by lower recurring commissions and fees and slightly higher operating expenses. Compared to 1Q15, income before taxes increased mainly reflecting higher net interest income, partially offset by slightly higher operating expenses. In our non-strategic businesses we reported a loss before taxes of CHF 64 million.
In 2Q15, assets under management for the division were CHF 1,355.7 billion and we attracted net new assets of CHF 14.2 billion.
Divisional results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	3,152	2,972	3,046	6	3	6,124	6,286	(3)
of which strategic results	3,091	2,970	2,932	4	5	6,061	5,963	2
of which non-strategic results	61	2	114	–	(46)	63	323	(80)
Provision for credit losses	44	29	23	52	91	73	56	30
Compensation and benefits	1,248	1,229	1,235	2	1	2,477	2,525	(2)
General and administrative expenses	774	725	2,367	7	(67)	1,499	3,103	(52)
Commission expenses	149	155	170	(4)	(12)	304	339	(10)
Total other operating expenses	923	880	2,537	5	(64)	1,803	3,442	(48)
Total operating expenses	2,171	2,109	3,772	3	(42)	4,280	5,967	(28)
of which strategic results	2,059	2,007	2,020	3	2	4,066	4,069	0
of which non-strategic results	112	102	1,752	10	(94)	214	1,898	(89)
Income/(loss) before taxes	937	834	(749)	12	–	1,771	263	–
of which strategic results	1,001	938	882	7	13	1,939	1,847	5
of which non-strategic results	(64)	(104)	(1,631)	(38)	(96)	(168)	(1,584)	(89)
Statement of operations metrics (%)
Return on regulatory capital	23.5	21.0	–	–	–	22.4	4.0	–
Cost/income ratio	68.9	71.0	123.8	–	–	69.9	94.9	–
Pre-tax income margin	29.7	28.1	(24.6)	–	–	28.9	4.2	–
Economic risk capital and return
Average economic risk capital (CHF million)	10,159	10,421	9,738	(3)	4	10,200	9,772	4
Pre-tax return on average economic risk capital (%) [1]	37.2	32.4	(30.3)	–	–	35.1	5.9	–
Assets under management (CHF billion)
Assets under management	1,355.7	1,374.0	1,329.7	(1.3)	2.0	1,355.7	1,329.7	2.0
Net new assets	14.2	17.0	10.1	(16.5)	40.6	31.2	23.8	31.1
Number of employees and relationship managers
Number of employees (full-time equivalents)	26,500	26,300	25,800	1	3	26,500	25,800	3
Number of relationship managers	4,260	4,290	4,340	(1)	(2)	4,260	4,340	(2)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Net revenue detail (CHF million)
Net interest income	1,106	991	970	12	14	2,097	1,949	8
Recurring commissions and fees	1,108	1,095	1,184	1	(6)	2,203	2,373	(7)
Transaction- and performance-based revenues	939	932	885	1	6	1,871	1,822	3
Other revenues [1]	(1)	(46)	7	(98)	–	(47)	142	–
Net revenues	3,152	2,972	3,046	6	3	6,124	6,286	(3)
Provision for credit losses (CHF million)
New provisions	65	48	59	35	10	113	112	1
Releases of provisions	(21)	(19)	(36)	11	(42)	(40)	(56)	(29)
Provision for credit losses	44	29	23	52	91	73	56	30
Balance sheet statistics (CHF million)
Net loans	238,896	237,510	225,243	1	6	238,896	225,243	6
of which Wealth Management Clients	170,450	168,416	156,794	1	9	170,450	156,794	9
of which Corporate & Institutional Clients	66,490	67,205	65,020	(1)	2	66,490	65,020	2
Deposits	298,431	302,440	285,541	(1)	5	298,431	285,541	5
of which Wealth Management Clients	217,985	213,540	207,667	2	5	217,985	207,667	5
of which Corporate & Institutional Clients	76,932	85,289	72,554	(10)	6	76,932	72,554	6
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.
Key performance indicators
We target a divisional cost/income ratio of 65% for the Private Banking & Wealth Management division. In 2Q15, the cost/income ratio was 68.9%. The cost/income ratio for our strategic results was 66.6% in 2Q15, down two percentage points compared to 2Q14 and down one percentage point compared to 1Q15.
We also target net new assets growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 2Q15, the annualized quarterly growth rates in Wealth Management Clients and Asset Management were 4.2% and 9.1%, respectively.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Private Banking & Wealth Management
in / end of	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14
Statements of operations (CHF million)
Net revenues	3,091	2,970	2,932	61	2	114	3,152	2,972	3,046
Provision for credit losses	31	25	30	13	4	(7)	44	29	23
Compensation and benefits	1,233	1,205	1,184	15	24	51	1,248	1,229	1,235
Total other operating expenses	826	802	836	97	78	1,701	923	880	2,537
Total operating expenses	2,059	2,007	2,020	112	102	1,752	2,171	2,109	3,772
Income/(loss) before taxes	1,001	938	882	(64)	(104)	(1,631)	937	834	(749)
Balance sheet statistics (CHF million)
Risk-weighted assets	101,319	104,594	96,805	4,474	4,436	6,732	105,793	109,030	103,537
Total assets	348,074	357,648	306,919	7,983	8,743	15,750	356,057	366,391	322,669
Leverage exposure	376,290	385,691	–	3,867	4,118	–	380,157	389,809	–
Strategic results
Overview
Our strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.
2Q15 results
In 2Q15, our strategic businesses reported income before taxes of CHF 1,001 million and net revenues of CHF 3,091 million.
Compared to 2Q14, net revenues increased reflecting higher net interest income, higher transaction- and performance-based revenues and improved other revenues, partially offset by lower recurring commissions and fees. Net revenues increased compared to 1Q15, mainly driven by higher net interest income, partially offset by lower other revenues. Provision for credit losses was CHF 31 million on a net loan portfolio of CHF 236.9 billion. Total operating expenses were slightly higher compared to 2Q14, mainly due to higher compensation and benefits. Compared to 1Q15, total operating expenses were slightly higher, mainly reflecting higher general and administrative expenses and slightly higher compensation and benefits.
Capital and leverage metrics
At the end of 2Q15, Private Banking & Wealth Management strategic businesses reported risk-weighted assets of CHF 101.3 billion, a decrease of CHF 3.3 billion compared to the end of 1Q15. The decrease was driven by business reductions and foreign exchange movements, partially offset by methodology changes. Leverage exposure was CHF 376.3 billion, reflecting a decrease of 2.4% compared to the end of 1Q15.

Strategic results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net interest income	1,096	981	954	12	15	2,077	1,917	8
Recurring commissions and fees	1,082	1,067	1,136	1	(5)	2,149	2,275	(6)
Transaction- and performance-based revenues	925	922	865	0	7	1,847	1,784	4
Other revenues	(12)	0	(23)	–	(48)	(12)	(13)	(8)
Net revenues	3,091	2,970	2,932	4	5	6,061	5,963	2
New provisions	53	44	49	20	8	97	85	14
Releases of provisions	(22)	(19)	(19)	16	16	(41)	(38)	8
Provision for credit losses	31	25	30	24	3	56	47	19
Compensation and benefits	1,233	1,205	1,184	2	4	2,438	2,409	1
General and administrative expenses	680	651	672	4	1	1,331	1,332	0
Commission expenses	146	151	164	(3)	(11)	297	328	(9)
Total other operating expenses	826	802	836	3	(1)	1,628	1,660	(2)
Total operating expenses	2,059	2,007	2,020	3	2	4,066	4,069	0
Income before taxes	1,001	938	882	7	13	1,939	1,847	5
of which Wealth Management Clients	669	636	569	5	18	1,305	1,147	14
of which Corporate & Institutional Clients	244	230	211	6	16	474	457	4
of which Asset Management	88	72	102	22	(14)	160	243	(34)
Statement of operations metrics (%)
Return on regulatory capital	25.8	24.3	28.0	–	–	25.2	29.8	–
Cost/income ratio	66.6	67.6	68.9	–	–	67.1	68.2	–
Pre-tax income margin	32.4	31.6	30.1	–	–	32.0	31.0	–
Balance sheet statistics (CHF million)
Risk-weighted assets	101,319	104,594	96,805	(3)	5	101,319	96,805	5
Total assets	348,074	357,648	306,919	(3)	13	348,074	306,919	13
Leverage exposure	376,290	385,691	–	(2)	–	376,290	–	–
Results detail
The following provides a comparison of our 2Q15 strategic results versus 2Q14 (YoY) and versus 1Q15 (QoQ).
Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.
YoY: Up 5% from CHF 2,932 million to CHF 3,091 million
Net revenues increased reflecting higher net interest income, higher transaction- and performance-based revenues and improved other revenues, partially offset by lower recurring commissions and fees. Net interest income increased with significantly higher loan margins on higher average loan volumes, partially offset by significantly lower deposit margins on higher average deposit volumes. Transaction- and performance-based revenues increased reflecting higher sales and trading revenues and higher equity participations income, partially offset by lower performance fees and carried interest and lower corporate advisory fees related to integrated solutions. Improved other revenues mainly reflected a higher fair value loss on the Clock Finance transaction in 2Q14. Recurring commissions and fees decreased reflecting lower asset management fees, banking services fees and security account and custody services fees, partially offset by higher discretionary mandate management fees and higher investment advisory fees.
QoQ: Up 4% from CHF 2,970 million to CHF 3,091 million
Net revenues increased reflecting higher net interest income, partially offset by lower other revenues. Net interest income increased reflecting higher loan and deposit margins on stable average loan and deposit volumes. Lower other revenues mainly reflected an equity participation gain related to Asset Management Finance LLC (AMF) in 1Q15. Recurring commissions and fees were stable with higher investment advisory fees and slightly higher asset management fees offset by lower fees from lending activities and lower revenues from wealth structuring solutions. Transaction- and performance-based revenues were stable with higher equity participations income, performance fees and carried interest and placement fees, offset by lower fees from foreign exchange client business.
Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
YoY: Up 3% from CHF 30 million to CHF 31 million
Wealth Management Clients recorded net provisions of CHF 7 million and Corporate & Institutional Clients recorded net provisions of CHF 24 million in 2Q15.
QoQ: Up 24% from CHF 25 million to CHF 31 million
Provision for credit losses was lower in Wealth Management Clients and higher in Corporate & Institutional Clients. The increase in Corporate & Institutional Clients reflected a small number of individual cases. In 1Q15, Wealth Management Clients recorded net provisions of CHF 17 million while Corporate & Institutional Clients recorded net provisions of CHF 8 million.
Operating expenses
Compensation and benefits
YoY: Up 4% from CHF 1,184 million to CHF 1,233 million
Compensation and benefits were higher reflecting higher discretionary compensation expenses and higher salary expenses driven by higher headcount.
QoQ: Up 2% from CHF 1,205 million to CHF 1,233 million
Compensation and benefits were slightly higher reflecting higher discretionary compensation expenses and higher salary expenses, partially offset by lower deferred compensation expenses from prior-year awards.
General and administrative expenses
YoY: Stable at CHF 680 million
General and administrative expenses were stable with higher litigation provisions and higher professional services fees offset by lower occupancy expenses.
QoQ: Up 4% from CHF 651 million to CHF 680 million
Higher general and administrative expenses reflected higher litigation provisions and higher professional services fees.
Business developments
On July 1, 2015, the Group transferred the credit and charge cards issuing business (cards issuing business) to Swisscard AECS GmbH, an entity in which the Group holds a significant equity interest. As a result of the transfer, the cards issuing business will be deconsolidated as of July 1, 2015, including the pre-existing non-controlling interest in the cards issuing business. Consequently, future income/revenues and expenses from the cards issuing business will no longer be fully reflected in the Group’s consolidated financial statements or in the Wealth Management Clients results within the Private Banking & Wealth Management segment, but the Group’s share of net income from the equity method investment in Swisscard AECS GmbH will be recorded within net revenues in all three presentations. At the same time, the Group’s net income attributable to noncontrolling interests will be reduced as a result of the deconsolidation. Given that Swisscard AECS GmbH will continue to be an equity method investment of the Group, the aggregate future impact of the deconsolidation on the Group’s future net income/(loss) attributable to shareholders is not expected to be material.
Wealth Management Clients
Net revenues
Net interest income
YoY: Up 19% from CHF 688 million to CHF 821 million
Higher net interest income reflected higher loan margins on higher average loan volumes, partially offset by slightly lower deposit margins on higher average deposit volumes.
QoQ: Up 11% from CHF 741 million to CHF 821 million
Net interest income increased with higher loan and deposit margins on slightly higher average loan and deposit volumes.
Recurring commissions and fees
YoY: Down 2% from CHF 728 million to CHF 717 million
Recurring commissions and fees were slightly lower with decreased banking services fees, security account and custody services fees and investment product management fees, partially offset by increased discretionary mandate management fees, investment advisory fees and revenues from wealth structuring solutions.
QoQ: Up 2% from CHF 700 million to CHF 717 million
Recurring commissions and fees were slightly higher reflecting higher investment advisory fees and slightly higher investment product management fees.
Transaction- and performance-based revenues
YoY: Up 10% from CHF 601 million to CHF 659 million
Higher transaction- and performance-based revenues reflected increased sales and trading revenues, performance fees, fees from foreign exchange client business and equity participations income, partially offset by lower corporate advisory fees related to integrated solutions.
QoQ: Down 2% from CHF 670 million to CHF 659 million
Transaction- and performance-based revenues were slightly lower with decreased fees from foreign exchange client business, partially offset by higher equity participations income reflecting dividends from our ownership interest in SIX Group AG and higher performance fees.

Results – Wealth Management Clients
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	2,197	2,111	2,017	4	9	4,308	4,091	5
Provision for credit losses	7	17	17	(59)	(59)	24	33	(27)
Total operating expenses	1,521	1,458	1,431	4	6	2,979	2,911	2
Income before taxes	669	636	569	5	18	1,305	1,147	14
Statement of operations metrics (%)
Return on regulatory capital	29.4	28.5	30.6	–	–	29.1	31.5	–
Cost/income ratio	69.2	69.1	70.9	–	–	69.2	71.2	–
Pre-tax income margin	30.5	30.1	28.2	–	–	30.3	28.0	–
Net revenue detail (CHF million)
Net interest income	821	741	688	11	19	1,562	1,394	12
Recurring commissions and fees	717	700	728	2	(2)	1,417	1,458	(3)
Transaction- and performance-based revenues	659	670	601	(2)	10	1,329	1,239	7
Net revenues	2,197	2,111	2,017	4	9	4,308	4,091	5
Gross and net margin (annualized) (bp)
Net interest income	38	35	34	–	–	37	34	–
Recurring commissions and fees	33	33	36	–	–	33	36	–
Transaction- and performance-based revenues	31	32	29	–	–	31	31	–
Gross margin [1]	102	100	99	–	–	101	101	–
Net margin [2]	31	30	28	–	–	31	28	–
Balance sheet statistics (CHF million)
Risk-weighted assets	53,303	53,618	51,262	(1)	4	53,303	51,262	4
Number of relationship managers
Switzerland	1,660	1,670	1,680	(1)	(1)	1,660	1,680	(1)
EMEA	1,010	1,030	1,110	(2)	(9)	1,010	1,110	(9)
Americas	540	540	540	0	0	540	540	0
Asia Pacific	520	510	470	2	11	520	470	11
Number of relationship managers	3,730	3,750	3,800	(1)	(2)	3,730	3,800	(2)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Gross margin
Our gross margin was 102 basis points in 2Q15, three basis points higher compared to 2Q14, mainly reflecting higher net interest income and higher transaction- and performance-based revenues, partially offset by a 4.9% increase in average assets under management. Compared to 1Q15, our gross margin was up two basis points, reflecting higher net interest income and slightly higher recurring commissions and fees, partially offset by a 1.8% increase in average assets under management.
Net margin
Our net margin was 31 basis points in 2Q15, three basis points higher compared to 2Q14, reflecting higher net revenues, partially offset by higher operating expenses and a 4.9% increase in average assets under management. Compared to 1Q15, our net margin was up one basis point, reflecting higher net revenues, partially offset by higher operating expenses and a 1.8% increase in average assets under management.

Assets under management – Wealth Management Clients
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Assets under management by region (CHF billion)
Switzerland	284.6	286.9	284.9	(0.8)	(0.1)	284.6	284.9	(0.1)
EMEA	227.9	234.4	233.4	(2.8)	(2.4)	227.9	233.4	(2.4)
Americas	186.0	192.2	182.7	(3.2)	1.8	186.0	182.7	1.8
Asia Pacific	149.2	147.7	128.7	1.0	15.9	149.2	128.7	15.9
Assets under management	847.7	861.2	829.7	(1.6)	2.2	847.7	829.7	2.2
Average assets under management (CHF billion)
Average assets under management	858.5	843.0	818.7	1.8	4.9	850.8	808.1	5.3
Assets under management by currency (CHF billion)
USD	357.7	363.4	321.2	(1.6)	11.4	357.7	321.2	11.4
EUR	137.6	140.8	156.4	(2.3)	(12.0)	137.6	156.4	(12.0)
CHF	192.2	195.0	194.2	(1.4)	(1.0)	192.2	194.2	(1.0)
Other	160.2	162.0	157.9	(1.1)	1.5	160.2	157.9	1.5
Assets under management	847.7	861.2	829.7	(1.6)	2.2	847.7	829.7	2.2
Net new assets by region (CHF billion)
Switzerland	2.6	1.7	1.9	52.9	36.8	4.3	6.5	(33.8)
EMEA	1.0	(1.6)	(0.2)	–	–	(0.6)	(0.6)	0.0
Americas	(0.9)	2.3	0.8	–	–	1.4	2.3	(39.1)
Asia Pacific	6.3	4.6	4.9	37.0	28.6	10.9	9.8	11.2
Net new assets	9.0	7.0	7.4	28.6	21.6	16.0	18.0	(11.1)
Growth in assets under management (CHF billion)
Net new assets	9.0	7.0	7.4	–	–	16.0	18.0	–
Other effects	(22.5)	(20.3)	17.4	–	–	(42.8)	21.0	–
of which market movements	(3.8)	19.8	15.6	–	–	16.0	21.3	–
of which currency	(16.9)	(36.6)	2.8	–	–	(53.5)	1.2	–
of which other	(1.8)	(3.5)	(1.0)	–	–	(5.3)	(1.5)	–
Growth in assets under management	(13.5)	(13.3)	24.8	–	–	(26.8)	39.0	–
Growth in assets under management (annualized) (%)
Net new assets	4.2	3.2	3.7	–	–	3.7	4.6	–
Other effects	(10.5)	(9.3)	8.6	–	–	(9.8)	5.3	–
Growth in assets under management (annualized)	(6.3)	(6.1)	12.3	–	–	(6.1)	9.9	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.1	3.0	3.0	–	–	–	–	–
Other effects	(0.9)	4.0	3.1	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	2.2	7.0	6.1	–	–	–	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Up 3% from CHF 266 million to CHF 275 million
Net interest income was slightly higher with significantly higher loan margins on higher average loan volumes partially offset by significantly lower deposit margins on higher average deposit volumes.
QoQ: Up 15% from CHF 240 million to CHF 275 million
Higher net interest income reflected higher loan margins on stable average loan volumes partially offset by slightly lower deposit margins on slightly lower average deposit volumes.
Recurring commissions and fees
YoY: Up 2% from CHF 113 million to CHF 115 million
Recurring commissions and fees were slightly higher mainly reflecting increased investment product management fees.
QoQ: Down 7% from CHF 123 million to CHF 115 million
Lower recurring commissions and fees mainly reflected lower fee income on lending activities.
Transaction- and performance-based revenues
YoY: Up 6% from CHF 118 million to CHF 125 million
Transaction- and performance-based revenues were higher with higher sales and trading revenues partially offset by lower fees from foreign exchange client business and lower corporate advisory fees related to integrated solutions.
QoQ: Stable at CHF 125 million
Transaction- and performance-based revenues were stable with lower fees from foreign exchange client business offset by higher corporate advisory fees related to integrated solutions and higher sales and trading revenues.
Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	508	484	475	5	7	992	967	3
Provision for credit losses	24	8	13	200	85	32	14	129
Total operating expenses	240	246	251	(2)	(4)	486	496	(2)
Income before taxes	244	230	211	6	16	474	457	4
Statement of operations metrics (%)
Return on regulatory capital	18.8	17.6	19.5	–	–	18.4	21.2	–
Cost/income ratio	47.2	50.8	52.8	–	–	49.0	51.3	–
Pre-tax income margin	48.0	47.5	44.4	–	–	47.8	47.3	–
Net revenue detail (CHF million)
Net interest income	275	240	266	15	3	515	523	(2)
Recurring commissions and fees	115	123	113	(7)	2	238	235	1
Transaction- and performance-based revenues	125	126	118	(1)	6	251	235	7
Other revenues [1]	(7)	(5)	(22)	40	(68)	(12)	(26)	(54)
Net revenues	508	484	475	5	7	992	967	3
Balance sheet statistics (CHF million)
Risk-weighted assets	36,036	38,867	34,384	(7)	5	36,036	34,384	5
Number of relationship managers
Number of relationship managers (Switzerland)	530	540	540	(2)	(2)	530	540	(2)
1 Reflects fair value gains/(losses) on the Clock Finance transaction.

Asset Management
Net revenues
Fee-based revenues
YoY: Down 13% from CHF 428 million to CHF 372 million
Fee-based revenues decreased reflecting lower asset management fees and lower performance fees, partially offset by higher equity participations income and higher transaction fees. The decrease in asset management fees reflected the absence of asset management fees from Hedging-Griffo following the change in fund management from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which we have a significant investment.
QoQ: Up 5% from CHF 353 million to CHF 372 million
Fee-based revenues increased reflecting higher placement fees and higher carried interest on realized private equity gains partially offset by lower performance fees.
Investment-related gains/(losses)
YoY: Up 33% from CHF 6 million to CHF 8 million
Investment-related gains were higher primarily reflecting gains from the real estate sector.
QoQ: Down 27% from CHF 11 million to CHF 8 million
Investment-related gains were lower reflecting lower gains in hedge fund investments.
Equity participations and other gains/(losses)
YoY: Down from CHF 3 million to CHF (1) million
In 2Q14, we recognized a gain of CHF 3 million from the sale of an equity stake in a joint venture. In 2Q15, we recognized an impairment of CHF 1 million related to AMF.
QoQ: Down from CHF 9 million to CHF (1) million
In 1Q15, we recognized an equity participation gain of CHF 9 million related to AMF.
Results – Asset Management
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	386	375	440	3	(12)	761	905	(16)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	298	303	338	(2)	(12)	601	662	(9)
Income before taxes	88	72	102	22	(14)	160	243	(34)
Statement of operations metrics (%)
Return on regulatory capital	28.5	22.7	48.4	–	–	25.4	61.0	–
Cost/income ratio	77.2	80.8	76.8	–	–	79.0	73.1	–
Pre-tax income margin	22.8	19.2	23.2	–	–	21.0	26.9	–
Net revenue detail (CHF million)
Recurring commissions and fees	250	244	295	2	(15)	494	582	(15)
Transaction- and performance-based revenues	141	126	146	12	(3)	267	310	(14)
Other revenues	(5)	5	(1)	–	400	0	13	(100)
Net revenues	386	375	440	3	(12)	761	905	(16)
Net revenue detail by type (CHF million)
Asset management fees	250	244	295	2	(15)	494	582	(15)
Placement, transaction and other fees	61	48	59	27	3	109	115	(5)
Performance fees and carried interest	32	29	59	10	(46)	61	139	(56)
Equity participations income	29	32	15	(9)	93	61	30	103
Fee-based revenues	372	353	428	5	(13)	725	866	(16)
Investment-related gains/(losses)	8	11	6	(27)	33	19	25	(24)
Equity participations and other gains/(losses)	(1)	9	3	–	–	8	3	167
Other revenues [1]	7	2	3	250	133	9	11	(18)
Net revenues	386	375	440	3	(12)	761	905	(16)
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	38	37	46	–	–	37	48	–
Balance sheet statistics (CHF million)
Risk-weighted assets	11,980	12,109	11,159	(1)	7	11,980	11,159	7
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Assets under management (CHF billion)
Hedge funds	27.6	27.8	33.3	(0.7)	(17.1)	27.6	33.3	(17.1)
Private equity	1.1	1.2	0.7	(8.3)	57.1	1.1	0.7	57.1
Real estate & commodities	52.8	51.2	51.0	3.1	3.5	52.8	51.0	3.5
Credit	37.9	37.3	33.3	1.6	13.8	37.9	33.3	13.8
Index strategies	91.6	93.0	83.4	(1.5)	9.8	91.6	83.4	9.8
Multi-asset class solutions	107.3	108.3	107.9	(0.9)	(0.6)	107.3	107.9	(0.6)
Fixed income & equities	52.7	52.6	53.9	0.2	(2.2)	52.7	53.9	(2.2)
Other	22.9	20.3	13.6	12.8	68.4	22.9	13.6	68.4
Assets under management	393.9	391.7	377.1	0.6	4.5	393.9	377.1	4.5
Average assets under management (CHF billion)
Average assets under management	393.4	380.7	369.6	3.3	6.4	387.0	363.4	6.5
Assets under management by currency (CHF billion)
USD	97.3	98.2	82.2	(0.9)	18.4	97.3	82.2	18.4
EUR	48.6	47.7	51.8	1.9	(6.2)	48.6	51.8	(6.2)
CHF	207.8	208.2	206.2	(0.2)	0.8	207.8	206.2	0.8
Other	40.2	37.6	36.9	6.9	8.9	40.2	36.9	8.9
Assets under management	393.9	391.7	377.1	0.6	4.5	393.9	377.1	4.5
Growth in assets under management (CHF billion)
Net new assets [1]	8.9	10.2	4.1	–	–	19.1	11.0	–
Other effects	(6.7)	(7.0)	9.6	–	–	(13.7)	13.8	–
of which market movements	(2.1)	3.6	7.1	–	–	1.5	11.3	–
of which currency	(4.6)	(10.6)	0.8	–	–	(15.2)	0.3	–
of which other	0.0	0.0	1.7	–	–	0.0	2.2	–
Growth in assets under management	2.2	3.2	13.7	–	–	5.4	24.8	–
Growth in assets under management (annualized) (%)
Net new assets	9.1	10.5	4.5	–	–	9.8	6.3	–
Other effects	(6.9)	(7.2)	10.6	–	–	(7.0)	7.8	–
Growth in assets under management (annualized)	2.2	3.3	15.1	–	–	2.8	14.1	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.2	1.9	4.3	–	–	–	–	–
Other effects	1.3	5.9	4.7	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	4.5	7.8	9.0	–	–	–	–	–
Principal investments (CHF billion)
Principal investments	1.2	1.2	1.0	0.0	20.0	1.2	1.0	20.0
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Non-strategic results
Overview
Our non-strategic businesses for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the settlements with US authorities regarding US cross-border matters, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products. Furthermore, it comprises certain remaining operations that we continue to wind-down relating to our domestic private banking business booked in Germany, which we sold in 2014.
2Q15 results
In 2Q15, our non-strategic businesses reported a loss before taxes of CHF 64 million. In 1Q15, our non-strategic businesses reported a loss before taxes of CHF 104 million.
Capital and leverage metrics
At the end of 2Q15, Private Banking & Wealth Management non-strategic businesses reported risk-weighted assets of CHF 4.5 billion, stable compared to the end of 1Q15. Leverage exposure was CHF 3.9 billion, a decrease of CHF 0.3 billion compared to the end of 1Q15.
Non-strategic results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	61	2	114	–	(46)	63	323	(80)
Provision for credit losses	13	4	(7)	225	–	17	9	89
Compensation and benefits	15	24	51	(38)	(71)	39	116	(66)
Total other operating expenses	97	78	1,701	24	(94)	175	1,782	(90)
Total operating expenses	112	102	1,752	10	(94)	214	1,898	(89)
Loss before taxes	(64)	(104)	(1,631)	(38)	(96)	(168)	(1,584)	(89)
Revenue details (CHF million)
Restructuring of select onshore businesses	2	1	22	100	(91)	3	44	(93)
Legacy cross-border business and small markets	31	34	41	(9)	(24)	65	85	(24)
Restructuring of former Asset Management division	15	(45)	38	–	(61)	(30)	172	–
Other	13	12	13	8	0	25	22	14
Net revenues	61	2	114	–	(46)	63	323	(80)
Balance sheet statistics (CHF million)
Risk-weighted assets	4,474	4,436	6,732	1	(34)	4,474	6,732	(34)
Total assets	7,983	8,743	15,750	(9)	(49)	7,983	15,750	(49)
Leverage exposure	3,867	4,118	–	(6)	–	3,867	–	–

Results detail
The following provides a comparison of our 2Q15 non-strategic results versus 2Q14 (YoY) and versus 1Q15 (QoQ).
Net revenues
YoY: Down 46% from CHF 114 million to CHF 61 million
Net revenues were lower mainly reflecting the winding-down of non-strategic operations.
QoQ: Up from CHF 2 million to CHF 61 million
Net revenues were higher mainly reflecting a loss on the sale of our capital interests in investment funds managed by Customized Fund Investment Group (CFIG) in 1Q15.
Operating expenses
YoY: Down 94% from CHF 1,752 million to CHF 112 million
Lower operating expenses reflected the litigation settlement charge of CHF 1,618 million relating to the settlements with US authorities regarding US cross-border matters in 2Q14.
QoQ: Up 10% from CHF 102 million to CHF 112 million
Operating expenses were higher reflecting costs of CHF 66 million to meet requirements related to the settlements with US authorities regarding US cross-border matters.
Assets under management
In 2Q15, assets under management of CHF 1,355.7 billion decreased CHF 18.3 billion compared to the end of 1Q15, driven by unfavorable foreign exchange-related movements, primarily resulting from the appreciation of the Swiss franc against the US dollar, and unfavorable market movements, partially offset by net new assets.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 9.0 billion in 2Q15 with continued strong inflows from Asia Pacific and a solid contribution from Switzerland and EMEA. Corporate & Institutional Clients in Switzerland reported net asset outflows of CHF 1.6 billion in 2Q15, reflecting pricing changes on cash deposits. Asset Management reported solid net new assets of CHF 8.9 billion in 2Q15, driven by inflows from a joint venture in emerging markets, multi-asset class solutions, credit and real estate products.
Assets under management in our non-strategic portfolio were stable at CHF 9.4 billion compared to 1Q15.
Assets under management – Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	847.7	861.2	829.7	(1.6)	2.2	847.7	829.7	2.2
Corporate & Institutional Clients	277.8	286.7	261.4	(3.1)	6.3	277.8	261.4	6.3
Asset Management	393.9	391.7	377.1	0.6	4.5	393.9	377.1	4.5
Non-strategic	9.4	9.2	25.9	2.2	(63.7)	9.4	25.9	(63.7)
Assets managed across businesses [1]	(173.1)	(174.8)	(164.4)	(1.0)	5.3	(173.1)	(164.4)	5.3
Assets under management	1,355.7	1,374.0	1,329.7	(1.3)	2.0	1,355.7	1,329.7	2.0
Average assets under management (CHF billion)
Average assets under management	1,370.1	1,340.6	1,311.6	2.2	4.5	1,355.4	1,296.8	4.5
Net new assets by business (CHF billion)
Wealth Management Clients	9.0	7.0	7.4	28.6	21.6	16.0	18.0	(11.1)
Corporate & Institutional Clients	(1.6)	6.1	0.6	–	–	4.5	1.0	350.0
Asset Management	8.9	10.2	4.1	(12.7)	117.1	19.1	11.0	73.6
Non-strategic	(1.2)	(1.4)	(1.7)	(14.3)	(29.4)	(2.6)	(4.0)	(35.0)
Assets managed across businesses [1]	(0.9)	(4.9)	(0.3)	(81.6)	200.0	(5.8)	(2.2)	163.6
Net new assets	14.2	17.0	10.1	(16.5)	40.6	31.2	23.8	31.1
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

Investment Banking
In 2Q15, Investment Banking reported income before taxes of CHF 615 million and net revenues of CHF 3,381 million. Revenues in our strategic businesses increased compared to 2Q14, led by higher equity sales and trading results in Asia Pacific and improved advisory performance. Compared to 1Q15, which benefited from seasonally stronger trading volumes and client activity in the fixed income and equity sales and trading businesses, strategic revenues were slightly lower. We continued to wind-down the non-strategic unit in the quarter, reducing leverage exposure and risk-weighted assets compared to 2Q14 and 1Q15.
In 2Q15, we made continued progress in reducing Investment Banking leverage exposure. Specifically, we reduced leverage exposure by USD 21.6 billion, from USD 696.9 billion in 1Q15 to USD 675.3 billion in 2Q15 as compared to our end-2015 divisional target of USD 600–620 billion. At the end of 2Q15, we reported risk-weighted assets of USD 166.9 billion, up USD 4.2 billion compared to the end of 1Q15, driven by increases from external methodology changes and the depreciation of the US dollar against the Swiss franc on operational risk weighted assets denominated in Swiss francs.
Divisional results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	3,381	3,583	3,342	(6)	1	6,964	6,758	3
of which strategic results	3,549	3,626	3,380	(2)	5	7,175	6,920	4
of which non-strategic results	(168)	(43)	(38)	291	342	(211)	(162)	30
Provision for credit losses	7	1	(5)	–	–	8	(5)	–
Compensation and benefits	1,545	1,552	1,499	0	3	3,097	3,020	3
General and administrative expenses	959	853	889	12	8	1,812	1,745	4
Commission expenses	255	232	207	10	23	487	419	16
Total other operating expenses	1,214	1,085	1,096	12	11	2,299	2,164	6
Total operating expenses	2,759	2,637	2,595	5	6	5,396	5,184	4
of which strategic results	2,632	2,510	2,343	5	12	5,142	4,755	8
of which non-strategic results	127	127	252	0	(50)	254	429	(41)
Income/(loss) before taxes	615	945	752	(35)	(18)	1,560	1,579	(1)
of which strategic results	910	1,115	1,042	(18)	(13)	2,025	2,170	(7)
of which non-strategic results	(295)	(170)	(290)	74	2	(465)	(591)	(21)
Statement of operations metrics (%)
Return on regulatory capital	9.9	14.7	12.3	–	–	12.3	13.0	–
Cost/income ratio	81.6	73.6	77.6	–	–	77.5	76.7	–
Pre-tax income margin	18.2	26.4	22.5	–	–	22.4	23.4	–
Economic risk capital and return
Average economic risk capital (CHF million)	21,822	21,717	20,538	0	6	21,758	20,587	6
Pre-tax return on average economic risk capital (%) [1]	11.7	17.8	15.1	–	–	14.7	15.8	–
Number of employees (full-time equivalents)
Number of employees	19,800	19,800	19,000	0	4	19,800	19,000	4
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Net revenue detail (CHF million)
Debt underwriting	467	332	483	41	(3)	799	951	(16)
Equity underwriting	240	153	268	57	(10)	393	451	(13)
Total underwriting	707	485	751	46	(6)	1,192	1,402	(15)
Advisory and other fees	207	132	161	57	29	339	341	(1)
Total underwriting and advisory	914	617	912	48	0	1,531	1,743	(12)
Fixed income sales and trading	1,244	1,676	1,428	(26)	(13)	2,920	2,917	0
Equity sales and trading	1,322	1,376	1,134	(4)	17	2,698	2,335	16
Total sales and trading	2,566	3,052	2,562	(16)	0	5,618	5,252	7
Other	(99)	(86)	(132)	15	(25)	(185)	(237)	(22)
Net revenues	3,381	3,583	3,342	(6)	1	6,964	6,758	3
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate	18	14	13	29	38	16	12	33
Credit spread	36	35	30	3	20	36	30	20
Foreign exchange	14	10	9	40	56	12	10	20
Commodity	2	2	2	0	0	2	2	0
Equity	22	20	17	10	29	21	18	17
Diversification benefit	(44)	(33)	(30)	33	47	(39)	(31)	26
Average one-day, 98% risk management Value-at-Risk	48	48	41	0	17	48	41	17
Key performance indicators
We target a divisional cost/income ratio of 70% for the Investment Banking division. The cost/income ratio was 81.6% in 2Q15, compared to 73.6% in 1Q15 and 77.6% in 2Q14. The cost/income ratio for our strategic results was 74.2% in 2Q15 compared to 69.2% in 1Q15 and 69.3% in 2Q14.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Investment Banking
in / end of	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14
Statements of operations (CHF million)
Net revenues	3,549	3,626	3,380	(168)	(43)	(38)	3,381	3,583	3,342
Provision for credit losses	7	1	(5)	0	0	0	7	1	(5)
Compensation and benefits	1,507	1,514	1,465	38	38	34	1,545	1,552	1,499
Total other operating expenses	1,125	996	878	89	89	218	1,214	1,085	1,096
Total operating expenses	2,632	2,510	2,343	127	127	252	2,759	2,637	2,595
Income/(loss) before taxes	910	1,115	1,042	(295)	(170)	(290)	615	945	752
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	147,829	148,716	147,374	8,174	9,386	12,825	156,003	158,102	160,199
Risk-weighted assets (USD)	158,183	153,111	166,186	8,746	9,663	14,462	166,929	162,774	180,648
Total assets	445,192	470,495	500,043	14,785	18,707	25,058	459,977	489,202	525,101
Leverage exposure	593,330	629,380	–	37,788	47,532	–	631,118	676,912	–
Leverage exposure (USD)	634,884	647,977	–	40,434	48,936	–	675,318	696,913	–
Strategic results
OVERVIEW
2Q15 results
In 2Q15, the strategic businesses reported income before taxes of CHF 910 million and net revenues of CHF 3,549 million.
Fixed income sales and trading revenues declined compared to 2Q14 as lower revenues in global credit products and emerging markets offset strength in global macro products and securitized products. Revenues decreased significantly compared to 1Q15, due to seasonally higher client activity across all fixed income businesses in 1Q15.
Equity sales and trading results were strong compared to 2Q14, primarily driven by increased activity in Asia Pacific. Revenues were slightly down compared to 1Q15, as lower trading activity in our other businesses more than offset strong revenues in prime services.
Underwriting and advisory results were stable compared to 2Q14, as higher advisory fees offset lower equity and debt underwriting revenues. Revenues increased significantly compared to 1Q15, reflecting improved activity across mergers and acquisitions (M&A) and debt and equity underwriting.
Results in 2Q15 were impacted by the weakening of the average rate of the Swiss franc against the US dollar compared to 2Q14, which positively impacted revenues, but adversely impacted expenses. Compared to 2Q14, revenues increased 5% and total operating expenses increased 12% in Swiss francs, while revenues were stable and total operating expenses increased 6% in US dollars.
Capital and leverage metrics
At the end of 2Q15, Investment Banking strategic businesses reported risk-weighted assets of USD 158.2 billion, an increase of USD 5.1 billion compared to the end of 1Q15. We made continued progress in reducing leverage exposure by USD 13.1 billion from 1Q15, to USD 634.9 billion at the end of 2Q15.
Results detail
The following provides a comparison of our strategic 2Q15 results versus 2Q14 (YoY) and versus 1Q15 (QoQ). Share of wallet refers to our share of the overall fee pool for the respective products.
Net revenues
Debt underwriting
YoY: Down 3% from CHF 483 million to CHF 467 million
The decrease was primarily driven by lower revenues in our leveraged finance business due to a slow underwriting environment, particularly in the US, and lower revenues in EMEA. These declines were partially offset by higher investment grade revenues, reflecting an increase in our share of wallet.
QoQ: Up 41% from CHF 332 million to CHF 467 million
Revenues increased significantly due to improved leveraged loans performance in the Americas following weak performance in 1Q15, partially offset by a slowdown in EMEA. We also had slightly higher investment grade revenues due to increased global industry-wide issuance.
Equity underwriting
YoY: Down 10% from CHF 268 million to CHF 240 million
Revenues declined following strong 2Q14 results. Revenues from initial public offerings (IPOs) declined significantly, reflecting a substantial decline in the overall fee pool and a decrease in our share of wallet. These declines were partially offset by significantly higher activity from follow-on offerings due to a substantial increase in our share of wallet, most notably in Asia Pacific.

QoQ: Up 57% from CHF 153 million to CHF 240 million
Revenues increased significantly, reflecting improved performance across all businesses. We had higher revenues from follow-on offerings due to an increase in our share of wallet, most notably in Asia Pacific. IPO revenues increased, reflecting an increase in both the overall fee pool and our share of wallet. We also had higher revenues from convertibles as an increase in our share of wallet offset a decrease in the overall fee pool.
Strategic results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Debt underwriting	467	332	483	41	(3)	799	951	(16)
Equity underwriting	240	153	268	57	(10)	393	451	(13)
Total underwriting	707	485	751	46	(6)	1,192	1,402	(15)
Advisory and other fees	207	132	161	57	29	339	341	(1)
Total underwriting and advisory	914	617	912	48	0	1,531	1,743	(12)
Fixed income sales and trading	1,403	1,732	1,470	(19)	(5)	3,135	3,056	3
Equity sales and trading	1,320	1,344	1,119	(2)	18	2,664	2,325	15
Total sales and trading	2,723	3,076	2,589	(11)	5	5,799	5,381	8
Other	(88)	(67)	(121)	31	(27)	(155)	(204)	(24)
Net revenues	3,549	3,626	3,380	(2)	5	7,175	6,920	4
Provision for credit losses	7	1	(5)	–	–	8	(5)	–
Compensation and benefits	1,507	1,514	1,465	0	3	3,021	2,945	3
General and administrative expenses	871	770	680	13	28	1,641	1,406	17
Commission expenses	254	226	198	12	28	480	404	19
Total other operating expenses	1,125	996	878	13	28	2,121	1,810	17
Total operating expenses	2,632	2,510	2,343	5	12	5,142	4,755	8
Income before taxes	910	1,115	1,042	(18)	(13)	2,025	2,170	(7)
Statement of operations metrics (%)
Return on regulatory capital	15.6	18.6	18.7	–	–	17.1	19.8	–
Cost/income ratio	74.2	69.2	69.3	–	–	71.7	68.7	–
Pre-tax income margin	25.6	30.8	30.8	–	–	28.2	31.4	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	147,829	148,716	147,374	(1)	0	147,829	147,374	0
Risk-weighted assets (USD)	158,183	153,111	166,186	3	(5)	158,183	166,186	(5)
Total assets	445,192	470,495	500,043	(5)	(11)	445,192	500,043	(11)
Leverage exposure	593,330	629,380	–	(6)	–	593,330	–	–
Leverage exposure (USD)	634,884	647,977	–	(2)	–	634,884	–	–
Advisory and other fees
YoY: Up 29% from CHF 161 million to CHF 207 million
The improved results reflected an increase in the overall advisory fee pool, driven by increased industry-wide completed M&A activity, which more than offset the decrease in share of wallet.
QoQ: Up 57% from CHF 132 million to CHF 207 million
We had significantly higher revenues as share of wallet gains more than offset a decline in the overall advisory fee pool. In addition, revenues were positively impacted as certain deal closings moved from 1Q15 into 2Q15.
Fixed income sales and trading
YoY: Down 5% from CHF 1,470 million to CHF 1,403 million
Fixed income trading revenues declined due to weaker June market conditions, resulting in a risk-averse operating environment. In addition, we had strong 2Q14 results, which benefited from increased investor demand for yield products, specifically credit and securitized products, given a low rate environment. Global credit products revenues declined, as a slowdown in leveraged finance underwriting activity resulted in weaker trading performance in the US and EMEA. We also had lower revenues from emerging markets, as weaker trading performance in Asia Pacific and Latin America offset higher results in EMEA. These declines were partially offset by significantly improved global macro products revenues, from subdued levels, reflecting increased client activity across our rates and foreign exchange businesses. In addition, we had strong revenues in our securitized products business, primarily driven by robust growth in our asset finance franchise.

QoQ: Down 19% from CHF 1,732 million to CHF 1,403 million
Fixed income revenues declined following a seasonally strong 1Q15. Global credit products revenues declined, driven by lower leveraged finance and investment grade trading revenues. We had lower revenues in global macro products as subdued client activity from macroeconomic uncertainty in Greece negatively impacted our foreign exchange and rates businesses. Emerging market revenues decreased, as weak trading results in Asia Pacific and Latin America offset higher financing results. In addition, securitized products revenues declined as lower non-agency and agency results more than offset significant growth in our asset finance franchise.
Equity sales and trading
YoY: Up 18% from CHF 1,119 million to CHF 1,320 million
We had strong equity sales and trading results, reflecting increased activity in Asia Pacific and sustained market shares. Derivatives results increased significantly, primarily due to strong revenue growth in Asia Pacific and continued momentum in fee-based products distributed by Private Banking & Wealth Management. Prime services revenues were strong, despite significantly reduced leverage exposure, reflecting continued progress on our client portfolio optimization strategy. We also had higher revenues from systematic market making. Cash equities revenues were stable as commission growth on higher volumes in Asia Pacific and slightly higher revenues in EMEA more than offset difficult trading conditions in Latin America.
QoQ: Down 2% from CHF 1,344 million to CHF 1,320 million
Equity sales and trading revenues declined slightly, reflecting lower systematic market making revenues due to reduced trading activity. Derivatives revenues declined following strong 1Q15 results. These declines were partially offset by higher prime services results, reflecting continued progress on our client optimization strategy and higher revenues as a result of the European and Asian dividend season. We also had stable results in cash equities as commission growth on higher volumes in Asia Pacific and slightly higher revenues in EMEA more than offset difficult trading conditions in Latin America.
Operating expenses
Compensation and benefits
YoY: Up 3% from CHF 1,465 million to CHF 1,507 million
Expenses increased, reflecting the foreign exchange impact of the weakening of the Swiss franc compared to the US dollar. Expenses in US dollars decreased slightly, primarily due to lower discretionary compensation expenses.
QoQ: Stable at CHF 1,507 million
Expenses were stable as lower discretionary compensation and deferred compensation expenses from prior-year awards partially offset higher salary expenses.
General and administrative expenses
YoY: Up 28% from CHF 680 million to CHF 871 million
The increase was driven by increased investments in our risk, regulatory and compliance infrastructure and higher costs from litigation and indirect taxes.
QoQ: Up 13% from CHF 770 million to CHF 871 million
General and administrative expenses increased due to higher litigation provisions and increased investments in our risk, regulatory and compliance infrastructure and indirect taxes.
Non-strategic results
Overview
Our non-strategic results for Investment Banking comprise the legacy fixed income portfolio including the legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
2Q15 results
The non-strategic businesses reported a loss before taxes of CHF 295 million and negative net revenues of CHF 168 million in 2Q15. Negative net revenues were higher compared to 2Q14 and 1Q15. Total operating expenses declined compared to 2Q14, reflecting lower litigation provisions. Total operating expenses were stable compared to 1Q15, as lower litigation provisions offset higher UK bank levy expenses.
Capital and leverage metrics
Investment Banking made continued progress in winding down its non-strategic businesses. At the end of 2Q15, risk-weighted assets were USD 8.7 billion, down USD 5.7 billion compared to the end of 2Q14 and down USD 0.9 billion compared the end of 1Q15. This compares to a risk-weighted assets target of USD 6 billion by year-end 2015. At the end of 2Q15, leverage exposure was USD 40.4 billion, reflecting a decrease of USD 8.5 billion compared to the end of 1Q15. This compares to a target of USD 24 billion in leverage exposure by year-end 2015.

Non-strategic results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	(168)	(43)	(38)	291	342	(211)	(162)	30
Provision for credit losses	0	0	0	–	–	0	0	–
Compensation and benefits	38	38	34	0	12	76	75	1
Total other operating expenses	89	89	218	0	(59)	178	354	(50)
of which litigation	30	34	157	(12)	(81)	64	223	(71)
Total operating expenses	127	127	252	0	(50)	254	429	(41)
Loss before taxes	(295)	(170)	(290)	74	2	(465)	(591)	(21)
Revenue details (CHF million)
Legacy fixed income portfolio	(128)	(29)	(38)	341	237	(157)	(99)	59
Legacy funding costs	(31)	(33)	(34)	(6)	(9)	(64)	(80)	(20)
Other	(9)	19	34	–	–	10	17	(41)
Net revenues	(168)	(43)	(38)	291	342	(211)	(162)	30
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	8,174	9,386	12,825	(13)	(36)	8,174	12,825	(36)
Risk-weighted assets (USD)	8,746	9,663	14,462	(9)	(40)	8,746	14,462	(40)
Total assets	14,785	18,707	25,058	(21)	(41)	14,785	25,058	(41)
Leverage exposure	37,788	47,532	–	(20)	–	37,788	–	–
Leverage exposure (USD)	40,434	48,936	–	(17)	–	40,434	–	–
Results detail
The following provides a comparison of our non-strategic 2Q15 results versus 2Q14 (YoY) and versus 1Q15 (QoQ).
Net revenues
YoY: From CHF (38) million to CHF (168) million
We had higher negative net revenues due to increased portfolio and other valuation adjustments and the positive impact on 2Q14 results from net valuation gains and lower trading losses.
QoQ: From CHF (43) million to CHF (168) million
We had higher negative net revenues due to increased portfolio and other valuation adjustments and the positive impact on 1Q15 results from net valuation gains and lower trading losses.
Total operating expenses
YoY: Down 50% from CHF 252 million to CHF 127 million
The decrease was primarily driven by lower litigation provisions.
QoQ: Stable at CHF 127 million
Operating expenses were stable as lower litigation provisions offset higher UK bank levy expenses.

Corporate Center
In 2Q15, we recorded income before taxes of CHF 94 million compared to a loss before taxes of CHF 373 million in 2Q14.
Results overview
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center separately presents non-strategic items, which management does not consider representative of our core performance. Such items include the valuation impacts from movements in credit spreads on our own liabilities carried at fair value, certain business realignment costs, IT architecture simplification expenses, certain litigation provisions, business wind-down costs and impairments not included in the divisional non-strategic units and legacy funding costs associated with non-Basel III compliant debt instruments not included in the results of the Investment Banking non-strategic unit. Strategic business division realignment costs are reported in the Corporate Center, while non-strategic business division realignment costs are reported directly in the relevant divisional non-strategic unit.
In 2Q15, we recorded income before taxes of CHF 94 million compared to a loss before taxes of CHF 373 million in 2Q14. In strategic results, we recorded a loss before taxes of CHF 99 million. In non-strategic results, we reported income before taxes of CHF 193 million, primarily including fair value gains from movements in own credit spreads of CHF 268 million. Fair value gains arose from the widening of credit spreads on senior and subordinated debt across most currencies. The fair value gains were partially offset by IT architecture simplification expenses of CHF 71 million and business realignment costs of CHF 67 million.
Corporate Center results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	408	118	45	246	–	526	(142)	–
Provision for credit losses	0	0	0	–	–	0	1	(100)
Compensation and benefits	120	194	235	(38)	(49)	314	401	(22)
General and administrative expenses	192	160	183	20	5	352	280	26
Commission expenses	2	5	0	(60)	–	7	(12)	–
Total other operating expenses	194	165	183	18	6	359	268	34
Total operating expenses	314	359	418	(13)	(25)	673	669	1
Income/(loss) before taxes	94	(241)	(373)	–	–	(147)	(812)	(82)
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	14,835	15,963	15,433	(7)	(4)	14,835	15,433	(4)
Total assets	62,425	47,797	42,509	31	47	62,425	42,509	47
Leverage exposure [1]	50,550	36,007	–	40	–	50,550	–	–
1 Disclosed on a fully phased-in look-through basis.

Strategic and Non-strategic results
	Strategic results			Non-strategic results			Corporate Center
in	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14	2Q15	1Q15	2Q14
Statements of operations (CHF million)
Net revenues	118	(6)	(3)	290	124	48	408	118	45
Provision for credit losses	0	0	0	0	0	0	0	0	0
Compensation and benefits	82	103	70	38	91	165	120	194	235
Total other operating expenses	135	122	76	59	43	107	194	165	183
Total operating expenses	217	225	146	97	134	272	314	359	418
Income/(loss) before taxes	(99)	(231)	(149)	193	(10)	(224)	94	(241)	(373)
Corporate Center – non-strategic results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Statements of operations (CHF million)
Net revenues	290	124	48	134	–	414	(98)	–
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	97	134	272	(28)	(64)	231	416	(44)
Income/(loss) before taxes	193	(10)	(224)	–	–	183	(514)	–
of which fair value impact from movements in own credit spreads	268	117	(10)	129	–	385	(130)	–
of which realignment costs	(67)	(48)	(136)	40	(51)	(115)	(198)	(42)
of which IT architecture simplification expenses	(71)	(61)	(81)	16	(12)	(132)	(142)	(7)
of which real estate sales	25	1	5	–	400	26	39	(33)
of which legacy funding costs [1]	(21)	(21)	(22)	0	(5)	(42)	(28)	50
of which reclassifications to discontinued operations [2]	–	–	10	–	(100)	–	(46)	100
of which other non-strategic items	59	2	10	–	490	61	(9)	–
1 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
2
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of our Customized Fund Investment Group businesses and the domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.
in	2Q15	1Q15	2Q14	6M15	6M14
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	268	117	(10)	385	(130)
of which fair value gains/(losses) on own long-term vanilla debt	52	(60)	(29)	(8)	(121)
of which fair value gains/(losses) from DVA on structured notes	174	127	4	301	0
of which fair value gains/(losses) on stand-alone derivatives	42	50	15	92	(9)

Assets under management
We had net new assets from continuing operations of CHF 14.2 billion during 2Q15 and assets under management from continuing operations of CHF 1,355.7 billion as of the end of 2Q15.
Assets under management and client assets
	end of				% change
	2Q15	1Q15	4Q14	2Q14	QoQ	Ytd	YoY
Assets under management (CHF billion)
Wealth Management Clients	847.7	861.2	874.5	829.7	(1.6)	(3.1)	2.2
Corporate & Institutional Clients	277.8	286.7	275.9	261.4	(3.1)	0.7	6.3
Asset Management	393.9	391.7	388.5	377.1	0.6	1.4	4.5
Non-strategic	9.4	9.2	10.8	25.9	2.2	(13.0)	(63.7)
Assets managed across businesses [1]	(173.1)	(174.8)	(172.4)	(164.4)	(1.0)	0.4	5.3
Assets under management	1,355.7	1,374.0	1,377.3	1,329.7	(1.3)	(1.6)	2.0
of which continuing operations	1,355.7	1,374.0	1,377.3	1,319.6	(1.3)	(1.6)	2.7
of which discontinued operations	0.0	0.0	0.0	10.1	–	–	(100.0)
Assets under management from continuing operations	1,355.7	1,374.0	1,377.3	1,319.6	(1.3)	(1.6)	2.7
of which discretionary assets	429.9	431.5	429.0	421.0	(0.4)	0.2	2.1
of which advisory assets	925.8	942.5	948.3	898.6	(1.8)	(2.4)	3.0
Client assets (CHF billion) [2]
Wealth Management Clients	971.2	989.1	1,002.1	953.6	(1.8)	(3.1)	1.8
Corporate & Institutional Clients	373.7	391.2	376.2	352.3	(4.5)	(0.7)	6.1
Asset Management	393.9	391.7	388.5	377.1	0.6	1.4	4.5
Non-strategic	14.5	15.6	18.1	32.8	(7.1)	(19.9)	(55.8)
Assets managed across businesses [1]	(173.1)	(174.8)	(172.4)	(164.4)	(1.0)	0.4	5.3
Client Assets [2]	1,580.2	1,612.8	1,612.5	1,551.4	(2.0)	(2.0)	1.9
of which continuing operations	1,580.2	1,612.8	1,612.5	1,540.4	(2.0)	(2.0)	2.6
of which discontinued operations	0.0	0.0	0.0	11.0	–	–	(100.0)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.
2
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic business are reported in each applicable business and eliminated at the divisional level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management from continuing operations of CHF 1,355.7 billion decreased CHF 18.3 billion compared to the end of 1Q15, driven by unfavorable foreign exchange-related movements, primarily resulting from the appreciation of the Swiss franc against the US dollar, and unfavorable market movements, partially offset by net new assets. Compared to the end of 2Q14, assets under management from continuing operations were CHF 36.1 billion higher, primarily reflecting net new assets of CHF 36.0 billion and positive market movements, partially offset by unfavorable foreign exchange-related movements.
> Refer to “Private Banking & Wealth Management” in I – Credit Suisse results and “Note 37 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
Growth in assets under management
in	2Q15	1Q15	2Q14	6M15	6M14
Growth in assets under management (CHF billion)
Net new assets from continuing operations	14.2	17.0	10.7	31.2	25.4
Net new assets from discontinued operations	0.0	0.0	(0.6)	0.0	(1.6)
Net new assets	14.2	17.0	10.1	31.2	23.8
of which Wealth Management Clients	9.0	7.0	7.4	16.0	18.0
of which Corporate & Institutional Clients	(1.6)	6.1	0.6	4.5	1.0
of which Asset Management [1]	8.9	10.2	4.1	19.1	11.0
of which non-strategic	(1.2)	(1.4)	(1.7)	(2.6)	(4.0)
of which assets managed across businesses [2]	(0.9)	(4.9)	(0.3)	(5.8)	(2.2)
Other effects from continuing operations	(32.5)	(20.3)	27.8	(52.8)	40.8
Other effects from discontinued operations	0.0	0.0	(0.7)	0.0	(17.3)
Other effects	(32.5)	(20.3)	27.1	(52.8)	23.5
of which Wealth Management Clients	(22.5)	(20.3)	17.4	(42.8)	21.0
of which Corporate & Institutional Clients	(7.3)	4.7	6.4	(2.6)	10.4
of which Asset Management	(6.7)	(7.0)	9.6	(13.7)	13.8
of which non-strategic	1.4	(0.2)	1.7	1.2	(14.5)
of which assets managed across businesses [2]	2.6	2.5	(8.0)	5.1	(7.2)
Growth in assets under management from continuing operations	(18.3)	(3.3)	38.5	(21.6)	66.2
Growth in assets under management from discontinued operations	0.0	0.0	(1.3)	0.0	(18.9)
Growth in assets under management	(18.3)	(3.3)	37.2	(21.6)	47.3
of which Wealth Management Clients	(13.5)	(13.3)	24.8	(26.8)	39.0
of which Corporate & Institutional Clients	(8.9)	10.8	7.0	1.9	11.4
of which Asset Management [1]	2.2	3.2	13.7	5.4	24.8
of which non-strategic	0.2	(1.6)	0.0	(1.4)	(18.5)
of which assets managed across businesses [2]	1.7	(2.4)	(8.3)	(0.7)	(9.4)

Growth in assets under management (continued)
in	2Q15	1Q15	2Q14	6M15	6M14
Growth in assets under management (annualized) (%)
Net new assets from continuing operations	4.1	4.9	3.3	4.5	4.1
Net new assets from discontinued operations	0.0	0.0	(21.1)	0.0	(11.0)
Net new assets	4.1	4.9	3.1	4.5	3.7
of which Wealth Management Clients	4.2	3.2	3.7	3.7	4.6
of which Corporate & Institutional Clients	(2.2)	8.8	0.9	3.3	0.8
of which Asset Management [1]	9.1	10.5	4.5	9.8	6.3
of which non-strategic	(52.2)	(51.9)	(26.3)	(48.1)	(18.0)
of which assets managed across businesses [2]	2.1	11.4	0.8	6.7	2.8
Other effects from continuing operations	(9.4)	(5.9)	8.7	(7.6)	6.5
Other effects from discontinued operations	0.0	0.0	(24.5)	0.0	(119.3)
Other effects	(9.4)	(5.9)	8.4	(7.6)	3.7
of which Wealth Management Clients	(10.5)	(9.3)	8.6	(9.8)	5.3
of which Corporate & Institutional Clients	(10.2)	6.9	10.1	(1.9)	8.3
of which Asset Management	(6.9)	(7.2)	10.6	(7.0)	7.8
of which non-strategic	60.9	(7.4)	26.3	22.2	(65.3)
of which assets managed across businesses [2]	(6.0)	(5.8)	20.5	(5.9)	9.3
Growth in assets under management continuing operations	(5.3)	(1.0)	12.0	(3.1)	10.6
Growth in assets under management from discontinued operations	0.0	0.0	(45.6)	0.0	(130.3)
Growth in assets under management	(5.3)	(1.0)	11.5	(3.1)	7.4
of which Wealth Management Clients	(6.3)	(6.1)	12.3	(6.1)	9.9
of which Corporate & Institutional Clients	(12.4)	15.7	11.0	1.4	9.1
of which Asset Management [1]	2.2	3.3	15.1	2.8	14.1
of which non-strategic	8.7	(59.3)	0.0	(25.9)	(83.3)
of which assets managed across businesses [2]	(3.9)	5.6	21.3	0.8	12.1
Growth in net new assets (rolling four-quarter average) (%)
Net new assets from continuing operations	2.7	2.5	3.1	–	–
Net new assets from discontinued operations	(4.0)	(8.8)	(4.1)	–	–
Net new assets	2.7	2.4	2.8	–	–
of which Wealth Management Clients	3.1	3.0	3.0	–	–
of which Corporate & Institutional Clients	3.4	4.4	2.3	–	–
of which Asset Management [1]	3.2	1.9	4.3	–	–
of which non-strategic	(26.3)	(28.2)	(7.4)	–	–
of which assets managed across businesses [2]	2.4	2.1	0.9	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.
Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
We recorded net new assets from continuing operations of CHF 14.2 billion in 2Q15.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 9.0 billion in 2Q15 with continued strong inflows from Asia Pacific and solid contribution from Switzerland and EMEA. Corporate & Institutional Clients in Switzerland reported net asset outflows of CHF 1.6 billion in 2Q15, reflecting pricing changes on cash deposits. Asset Management reported solid net new assets of CHF 8.9 billion in 2Q15, driven by inflows from a joint venture in emerging markets, multi-asset class solutions, credit and real estate products. In our non-strategic portfolio, net asset outflows of CHF 1.2 billion reflected the winding-down of non-strategic operations.
Net new assets
in	2Q15	1Q15	2Q14	6M15	6M14
Net new assets (CHF billion)
Wealth Management Clients	9.0	7.0	7.4	16.0	18.0
Corporate & Institutional Clients	(1.6)	6.1	0.6	4.5	1.0
Asset Management	8.9	10.2	4.1	19.1	11.0
Non-strategic	(1.2)	(1.4)	(1.7)	(2.6)	(4.0)
Assets managed across businesses [1]	(0.9)	(4.9)	(0.3)	(5.8)	(2.2)
Net new assets	14.2	17.0	10.1	31.2	23.8
of which continuing operations	14.2	17.0	10.7	31.2	25.4
of which discontinued operations	0.0	0.0	(0.6)	0.0	(1.6)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 2Q15, we maintained a strong funding structure to support our strategic liquidity pool and manage our liquidity position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have started pursuing a dual track funding strategy with issuances at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives.
Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information on liquidity and funding management.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
Although the NSFR is not effective until 2018, we began using the NSFR in 2012 as one of our primary tools, in parallel with the liquidity barometer, and more recently the LCR, to monitor our structural liquidity position and plan funding. We use the NSFR and the liquidity barometer as the basis for our funds transfer pricing policy.
Liquidity Coverage Ratio
In January 2014, the BCBS issued final LCR rules and disclosure requirements that are to be implemented as part of banks’ regular disclosures after January 1, 2015. The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for each of the next four years, reaching 100% by January 1, 2019.
In January 2014, the Swiss Federal Council and FINMA proposed revisions to the Liquidity Ordinance, which was adopted by the Swiss Federal Council in November 2012 (Liquidity Ordinance), to reflect the final Basel III LCR rules. These revisions have been adopted by the Swiss Federal Council on June 25, 2014 and entered into effect on January 1, 2015. As a result, all Swiss banks are subject to an LCR requirement. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015, while other banks are subject to the initial 60% LCR requirement, with incremental increases of 10% per year until January 1, 2019. In May 2015, FINMA required us to maintain a minimum LCR of 110% at all times.
Beginning in the second quarter of 2014, following the June 2014 revisions to the Liquidity Ordinance, we allocated the majority of the balance sheet usage related to a portfolio of high-quality liquid assets managed by our Treasury function and previously recorded in the Corporate Center to the business divisions to allow for a more efficient management of their business activities from an overall Group perspective with respect to LCR and leverage requirements arising from the portfolio of assets. Prior periods were restated for the related impact on assets and leverage exposures.
In October 2014, FINMA issued a revised circular related to the LCR disclosure requirements for banks, which included requirements for banks to disclose quantitative and qualitative information related to the LCR beginning in the first quarter of 2015. In accordance with these requirements and guidance from FINMA, the table below presents the ratio of high quality liquid assets over net cash outflows, based on three-month averages. Additional information on the details of our LCR can be found on our website.
> Refer to https://www.credit-suisse.com/regulatorydisclosures for additional information.
Liquidity coverage ratio
	Group		Bank
end of	2Q15	1Q15	2Q15	1Q15
CHF billion, except where indicated
High quality liquid assets	166.4	152.2	163.8	150.1
Net cash outflows	133.3	147.5	131.5	145.9
Liquidity coverage ratio (%)	124.8	103.2	124.5	102.9
Calculated using a three-month average.
Net Stable Funding Ratio
In October 2014, the BCBS issued final NSFR rules, requiring banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The rules retain the structure of the January 2014 BCBS consultative proposal with key changes related to short-term exposures to banks and other financial institutions, derivative exposures and assets posted as initial margin for derivative contracts. In addition, the final standard recognizes that, under strict conditions, certain asset and liability items are interdependent and can therefore be viewed as neutral in terms of the NSFR. The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once in effect, should always be at least 100%. Following an observation period which began in 2012, the NSFR will become a minimum standard on January 1, 2018. In June 2015, the BCBS finalized the NSFR disclosure standards, which require internationally active banks in all Basel Committee member jurisdictions to publish their NSFR information according to a common template that includes the major categories of sources and uses of stable funding. In parallel with the implementation of the NSFR standard, national regulators must give effect to these disclosure requirements and banks will be required to comply with them from the date of the first reporting period after January 1, 2018.
Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency, tenor, geography and maturity, and whether they are secured or unsecured. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
As of the end of 2Q15, the liquidity pool managed by Treasury had a market value of CHF 184.7 billion. The liquidity pool consisted of CHF 88.5 billion of cash held at major central banks, primarily the SNB and the Fed, and CHF 96.2 billion market value of securities issued by governments and government agencies, primarily of the US, Britain, Germany and France. As of June 30, 2015, based on our internal model, the non-cash assets in our liquidity pool were subject to an average stress level haircut equal to approximately 3% of market value of such assets. In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in Investment Banking. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. Through coordination with the businesses, Treasury can access these assets to generate liquidity if required. As of June 30, 2015, the portfolio that is not managed by Treasury had a market value of CHF 22.9 billion, consisting of CHF 2.8 billion of high-grade bonds and CHF 20.1 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 21% is applied to these assets. The haircuts applied to the portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 14% as of the end of 2Q15 compared to 17% as of the end of 1Q15, reflecting a small decrease in deposits and loans. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 306 billion as of the end of 2Q15 compared to CHF 313 billion as of the end of 1Q15, reflecting a stable customer deposit base in Private Banking & Wealth Management. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Liquidity pool managed by Treasury
June 30, 2015	Swiss franc	US dollar	Euro	Other currencies	Total
Liquidity pool by currencies (CHF billion)
Cash held at central banks	47.5	37.6	1.7	1.7	88.5
Securities issued by governments and government agencies	3.5	64.4	15.2	13.1	96.2
Total liquidity pool managed by Treasury	51.0	102.0	16.9	14.8	184.7

Debt issuances and redemptions
Our long-term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
The following table provides information on long-term debt issuances, maturities and redemptions in 2Q15, excluding structured notes.
Debt issuances and redemptions
in 2Q15	Senior	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	13.0	0	13.0
of which unsecured	13.0	0	13.0
Maturities / Redemptions	1.3	0	1.3
of which unsecured	1.3	0	1.3
of which secured [1]	0	0	0
Excludes structured notes.
1 Includes covered bonds.

As of the end of 2Q15, we had outstanding long-term debt of CHF 182.7 billion, which included senior and subordinated instruments. We had CHF 50.6 billion and CHF 19.8 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2Q15 compared to CHF 50.9 billion and CHF 19.5 billion, respectively, as of 1Q15.
> Refer to “Capital issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
As of the end of 2Q15, the weighted average maturity of long-term debt was 6.0 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings decreased 4% to CHF 26.4 billion as of the end of 1Q15 compared to CHF 27.6 billion in 1Q15.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.2 billion, CHF 2.6 billion and CHF 3.6 billion, respectively, as of the end of 2Q15, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events, are monitored and taken into account in the calculation of our liquidity requirements.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2014 for further information.

Capital management
As of the end of 2Q15, our CET1 ratio was 13.9% under Basel III and 10.3% on a look-through basis. Our risk-weighted assets were CHF 281.9 billion and our tier 1 capital was CHF 47.1 billion. Our BIS tier 1 leverage ratio was 4.4% and 3.7% on a look-through basis.
Regulatory capital framework
Overview
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2015		2016		2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer			0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB			0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	4.5%		5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%		1.5%
Total tier 1	6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets and certain deferred tax assets.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The FSB has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out.
Banks are required to maintain a tier 1 leverage ratio of 3% starting in 2018.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2014 for further information.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.
The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business. Effective in 2015, FINMA set our progressive component requirement at 4.05% for 2019. On June 30, 2015, FINMA notified us that, effective in 2016, the progressive component requirement for 2019 will be increased from 4.05% to 5.07% due to the latest assessment of relevant market shares. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. Effective September 2013, the buffer was activated and initially required banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgages that finance residential property in Switzerland. In January 2014, upon the request of the SNB, the Swiss Federal Council increased the countercyclical buffer from 1% to 2%, effective June 30, 2014. As of the end of 2Q15, our countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, was CHF 337 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.

In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information on the FINMA Decree.
We must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.
Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR and advanced credit valuation adjustment (CVA).
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 2Q15, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Risk measurement models” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2014 for further information.
> Refer to “Market risk review” in Risk management for further information.

Regulatory developments and proposals
In March 2015, FINMA announced the introduction of a 1.6 multiplier on B/CCC/CC-rated Investment Banking corporate exposures. The phase-in of the multiplier was effective in 2Q15 and will be applied quarterly from 2Q15 through 1Q19, with a retroactive adjustment for 1Q15 in 2Q15.
Capital issuances and redemptions
Issuances and redemptions
There were no capital issuances in 2Q15. In April 2015, we redeemed the remaining outstanding perpetual preferred securities of GBP 20 million of additional tier 1 capital instruments subject to phase-out.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion or write down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 8.8 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.1%, both as of the end of 2Q15.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 13.6 billion and the Higher Trigger Capital Ratio was 4.8%, both as of the end of 2Q15.
> Refer to the table “BIS statistics – Group” for further information on the BIS statistics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital issuances and redemptions in the Credit Suisse Annual Report 2014 for further information on the Higher Trigger Capital Amount.
BIS capital metrics
Regulatory capital and ratios
Our CET1 ratio was 13.9% as of the end of 2Q15 compared to 13.8% as of the end of 1Q15, reflecting slightly lower RWA, largely offset by slightly lower CET1 capital. Our tier 1 ratio was 16.7% as of the end of 2Q15 compared to 16.5% as of the end of 1Q15. Our total capital ratio was 20.1% as of the end of 2Q15 compared to 20.0% as of the end of 1Q15.
CET1 capital was CHF 39.1 billion as of the end of 2Q15 compared to CHF 39.7 billion as of the end of 1Q15, mainly reflecting the net effect of the settlement of share-based compensation awards and a negative foreign exchange impact, partially offset by net income, an increase in the share-based compensation obligation and the impact of the actual 2014 election rate for the scrip dividend.
Additional tier 1 capital increased slightly to CHF 8.0 billion as of the end of 2Q15 compared to CHF 7.9 billion as of the end of 1Q15, mainly due to the impact of share deliveries for the settlement of share-based compensation awards, partially offset by the negative foreign exchange impact.
Tier 2 capital decreased to CHF 9.6 billion as of the end of 2Q15 compared to CHF 10.0 billion as of the end of 1Q15, mainly due to the negative foreign exchange impact.
Total eligible capital decreased to CHF 56.7 billion as of the end of 2Q15 compared to CHF 57.6 billion as of the end of 1Q15, primarily reflecting the 2% decrease in CET1 capital and the 4% decrease in tier 2 capital.
As of the end of 2Q15, the look-through CET1 ratio was 10.3% compared to 10.0% as of the end of 1Q15 and compared to a long-term target of 11.0%. As of the end of 2Q15, the look-through total capital ratio was 16.6% compared to 16.4% as of the end of 1Q15.
BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q15	1Q15	4Q14	QoQ	2Q15	1Q15	4Q14	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	39,117	39,746	43,322	(2)	28,482	28,251	28,576	1
Total tier 1 capital	47,076	47,610	49,804	(1)	39,458	39,564	39,892	0
Total eligible capital	56,661	57,603	60,751	(2)	45,927	46,303	46,876	(1)
Risk-weighted assets	281,886	288,514	291,410	(2)	276,631	283,095	284,248	(2)
Capital ratios (%)
CET1 ratio	13.9	13.8	14.9	–	10.3	10.0	10.1	–
Tier 1 ratio	16.7	16.5	17.1	–	14.3	14.0	14.0	–
Total capital ratio	20.1	20.0	20.8	–	16.6	16.4	16.5	–

Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	2Q15		1Q15	4Q14	QoQ	2Q15	1Q15	4Q14	QoQ
Eligible capital (CHF million)
Total shareholders' equity	42,642		43,396	43,959	(2)	42,642	43,396	43,959	(2)
Regulatory adjustments [1]	(64)		304	(375)	–	(64)	304	(375)	–
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	1,730		1,774	2,423	(2)	–	–	–	–
Common share capital issued by subsidiaries and held by third parties	69		48	52	44	–	–	–	–
Goodwill [2]	(3,267)		(3,372)	(1,714)	(3)	(8,167)	(8,431)	(8,571)	(3)
Other intangible assets [2]	(38)		(48)	(28)	(21)	(96)	(119)	(138)	(19)
Deferred tax assets that rely on future profitability	(995)		(1,109)	(650)	(10)	(2,487)	(2,772)	(3,250)	(10)
Shortfall of provisions to expected losses	(210)		(221)	(114)	(5)	(524)	(552)	(569)	(5)
Gains/(losses) due to changes in own credit on fair-valued liabilities	(226)		(134)	(53)	69	(565)	(335)	(266)	69
Defined benefit pension assets [2]	(341)		(290)	(131)	18	(852)	(726)	(657)	17
Investments in own shares	(10)		(330)	(1)	(97)	(25)	(826)	(7)	(97)
Other adjustments [3]	(15)		(3)	1	400	(39)	(6)	7	–
Deferred tax assets from temporary differences (threshold-based)	(158)		(269)	(47)	(41)	(1,341)	(1,682)	(1,557)	(20)
Adjustments subject to phase-in	(3,461)	[4]	(3,954)	(262)	(12)	(14,096)	(15,449)	(15,008)	(9)
CET1 capital	39,117		39,746	43,322	(2)	28,482	28,251	28,576	1
High-trigger capital instruments (7% trigger)	6,183		6,222	6,205	(1)	6,183	6,222	6,205	(1)
Low-trigger capital instruments (5.125% trigger)	4,793		5,091	5,111	(6)	4,793	5,091	5,111	(6)
Additional tier 1 instruments	10,976		11,313	11,316	(3)	10,976	11,313	11,316	(3)
Additional tier 1 instruments subject to phase-out [5]	2,392		2,470	2,473	(3)	–	–	–	–
Deductions from additional tier 1 capital	(5,409)	[6]	(5,919)	(7,307)	(9)	–	–	–	–
Additional tier 1 capital	7,959		7,864	6,482	1	10,976	11,313	11,316	(3)
Total tier 1 capital	47,076		47,610	49,804	(1)	39,458	39,564	39,892	0
High-trigger capital instruments (7% trigger)	2,584		2,653	2,689	(3)	2,584	2,653	2,689	(3)
Low-trigger capital instruments (5% trigger)	3,885		4,086	4,295	(5)	3,885	4,086	4,295	(5)
Tier 2 instruments	6,469		6,739	6,984	(4)	6,469	6,739	6,984	(4)
Tier 2 instruments subject to phase-out	3,274		3,421	4,190	(4)	–	–	–	–
Deductions from tier 2 capital	(158)		(167)	(227)	(5)	–	–	–	–
Tier 2 capital	9,585		9,993	10,947	(4)	6,469	6,739	6,984	(4)
Total eligible capital	56,661		57,603	60,751	(2)	45,927	46,303	46,876	(1)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4
Reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 60% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 60% of goodwill and other intangible assets (CHF 5.0 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

Capital movement – Group
2Q15	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	39,746		28,251
Net income	1,051		1,051
Foreign exchange impact	(872)		(617)
Other	(808)	[1]	(203)
Balance at end of period	39,117		28,482
Additional tier 1 capital (CHF million)
Balance at beginning of period	7,864		11,313
Foreign exchange impact	(255)		(321)
Other	350	[2]	(16)
Balance at end of period	7,959		10,976
Tier 2 capital (CHF million)
Balance at beginning of period	9,993		6,739
Foreign exchange impact	(251)		(176)
Other	(157)		(94)
Balance at end of period	9,585		6,469
Eligible capital (CHF million)
Balance at end of period	56,661		45,927
1
Reflects the net effect of share-based compensation, the impact of a dividend accrual, which includes the assumption that 60% of the proposed dividend is distributed in shares and a change in other regulatory adjustments.

2
Reflects a change in regulatory adjustments, primarily the impact from share deliveries for the settlement of share-based compensation awards, and other movements on additional tier 1 capital instruments, including the positive impact of an accrual relating to Contingent Capital Awards granted as part of deferred compensation.

Risk-weighted assets – Group
	Phase-in				Look-through
	Private Banking & Wealth Management	Investment Banking	Corporate Center	Group	Private Banking & Wealth Management	Investment Banking	Corporate Center	Group
2Q15 (CHF million)
Credit risk	77,039	95,316	15,508	187,863	77,039	95,316	10,253	182,608
Market risk	2,031	27,891	114	30,036	2,031	27,891	114	30,036
Operational risk	26,136	32,277	–	58,413	26,136	32,277	–	58,413
Non-counterparty risk	587	519	4,468	5,574	587	519	4,468	5,574
Risk-weighted assets	105,793	156,003	20,090	281,886	105,793	156,003	14,835	276,631
of which strategic	101,319	147,829	20,090	269,238	101,319	147,829	14,835	263,983
of which non-strategic	4,474	8,174	–	12,648	4,474	8,174	–	12,648
4Q14 (CHF million)
Credit risk	78,753	95,521	18,389	192,663	78,753	95,521	11,227	185,501
Market risk	2,822	31,428	218	34,468	2,822	31,428	218	34,468
Operational risk	26,136	32,277	–	58,413	26,136	32,277	–	58,413
Non-counterparty risk	550	589	4,727	5,866	550	589	4,727	5,866
Risk-weighted assets	108,261	159,815	23,334	291,410	108,261	159,815	16,172	284,248
of which strategic	102,407	149,849	23,334	275,590	102,407	149,849	16,172	268,428
of which non-strategic	5,854	9,966	–	15,820	5,854	9,966	–	15,820

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market, operational and non-counterparty risk RWA. When assessing RWA, it is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWA primarily reflect the capital requirements for our premises and equipment.
RWA decreased slightly to CHF 281.9 billion as of the end of 2Q15 from CHF 288.5 billion as of the end of 1Q15, primarily reflecting movements in risk levels in credit risk and market risk and the foreign exchange impact. The decrease was partially offset by methodology and policy changes, primarily in credit risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by decreases in risk levels attributable to book size. In Investment Banking, the movements in risk levels primarily reflected business reductions and in Private Banking & Wealth Management reflected a new loan securitization. This decrease was partially offset by external methodology changes in Investment Banking, primarily relating to the introduction of a 1.6 multiplier on certain corporate exposures and the impact of calculating RWA for certain banking book securitizations under the standardized approach, previously calculated under the advanced internal ratings-based approach. In Private Banking & Wealth Management, the increase in RWA from external methodology changes reflected the additional phase-in of the residential income producing real estate multiplier. Additionally, increases in credit risk resulted from internal methodology changes in Investment Banking due to the implementation of model adjustments in response to the SNB’s decision to discontinue the minimum exchange rate of the Swiss franc against the euro.
Excluding the foreign exchange impact, the decrease in market risk was due to internal methodology and policy changes and movements in risk levels. Internal methodology changes were mainly due to model refinements within Investment Banking and movements in risk levels primarily reflected decreased sales and trading positions in Private Banking & Wealth Management.

Risk-weighted asset movement by risk type – Group
2Q15 (CHF million)	Credit risk	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets	Of which strategic	Of which non-strategic
Private Banking & Wealth Management
Balance at beginning of period	79,684	2,614	26,136	596	109,030	104,594	4,436
Foreign exchange impact	(1,246)	(56)	0	0	(1,302)	(1,284)	(18)
Movements in risk levels	(2,074)	(533)	0	(9)	(2,616)	(2,672)	56
of which credit risk – book size [1]	(2,023)	–	–	–	–	–	–
of which credit risk – book quality [2]	(51)	–	–	–	–	–	–
Model and parameter updates [3]	34	6	0	0	40	40	0
Methodology and policy – external [5]	641	0	0	0	641	641	0
Balance at end of period – phase-in	77,039	2,031	26,136	587	105,793	101,319	4,474
Investment Banking
Balance at beginning of period	96,659	28,617	32,277	549	158,102	148,716	9,386
Foreign exchange impact	(3,290)	(555)	0	0	(3,845)	(3,588)	(257)
Movements in risk levels	(2,810)	241	0	(30)	(2,599)	(1,385)	(1,214)
of which credit risk – book size [1]	(2,960)	–	–	–	–	–	–
of which credit risk – book quality [2]	150	–	–	–	–	–	–
Model and parameter updates [3]	(244)	69	0	0	(175)	(175)	0
Methodology and policy – internal [4]	2,795	(481)	0	0	2,314	2,071	243
Methodology and policy – external [5]	2,206	0	0	0	2,206	2,190	16
Balance at end of period – phase-in	95,316	27,891	32,277	519	156,003	147,829	8,174
Corporate Center
Balance at beginning of period	16,515	233	–	4,634	21,382	21,382	–
Foreign exchange impact	(356)	(5)	–	0	(361)	(361)	–
Movements in risk levels	(660)	(114)	–	(166)	(940)	(940)	–
of which credit risk – book size [1]	(641)	–	–	–	–	–	–
of which credit risk – book quality [2]	(19)	–	–	–	–	–	–
Model and parameter updates [3]	9	0	–	0	9	9	–
Balance at end of period – phase-in	15,508	114	–	4,468	20,090	20,090	–
Group
Balance at beginning of period	192,858	31,464	58,413	5,779	288,514	274,692	13,822
Foreign exchange impact	(4,892)	(616)	0	0	(5,508)	(5,233)	(275)
Movements in risk levels	(5,544)	(406)	0	(205)	(6,155)	(4,997)	(1,158)
of which credit risk – book size [1]	(5,624)	–	–	–	–	–	–
of which credit risk – book quality [2]	80	–	–	–	–	–	–
Model and parameter updates [3]	(201)	75	0	0	(126)	(126)	0
Methodology and policy – internal [4]	2,795	(481)	0	0	2,314	2,071	243
Methodology and policy – external [5]	2,847	0	0	0	2,847	2,831	16
Balance at end of period – phase-in	187,863	30,036	58,413	5,574	281,886	269,238	12,648
Look-through adjustment [6]	(5,255)	–	–	–	(5,255)	(5,255)	–
Balance at end of period – look-through	182,608	30,036	58,413	5,574	276,631	263,983	12,648
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.
6
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

Leverage Metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end of period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here. As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage amounts for 4Q14, which are presented to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been effective in Switzerland at such time.
Credit Suisse targets a BIS leverage exposure of CHF 940–960 billion by the end of 2015, on a foreign exchange adjusted basis. The BIS leverage exposure target assumes constant US dollar/Swiss franc and euro/Swiss franc exchange rates equal to those at the end of 2Q15. The look-through leverage exposure was CHF 1,061.8 billion as of the end of 2Q15.
Leverage exposure components – Group
	Phase-in				Look-through
				% change				% change
end of	2Q15	1Q15	4Q14	QoQ	2Q15	1Q15	4Q14	QoQ
Leverage exposure (CHF million)
Balance sheet assets	879,322	904,390	921,462	(3)	879,322	904,390	921,462	(3)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(17,426)	(19,299)	(18,896)	(10)	(22,970)	(25,220)	(26,797)	(9)
Derivative financial instruments	127,580	149,781	171,087	(15)	127,580	149,781	171,087	(15)
Securities financing transactions	(16,607)	(14,396)	(13,965)	15	(16,607)	(14,396)	(13,965)	15
Off-balance sheet	94,500	88,173	97,869	7	94,500	88,173	97,869	7
Total adjustments	188,047	204,259	236,095	(8)	182,503	198,338	228,194	(8)
Leverage exposure	1,067,369	1,108,649	1,157,557	(4)	1,061,825	1,102,728	1,149,656	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

Look-through leverage exposure – Group
	Private Banking & Wealth Management	Investment Banking	Corporate Center	Group
2Q15 (CHF million)
Strategic	376,290	593,330	50,550	1,020,170
Non-strategic	3,867	37,788	–	41,655
Leverage exposure	380,157	631,118	50,550	1,061,825
4Q14 (CHF million)
Strategic	365,177	689,957	31,830	1,086,964
Non-strategic	4,867	57,825	–	62,692
Leverage exposure	370,044	747,782	31,830	1,149,656
BIS leverage ratios – Group
The tier 1 leverage ratio was 4.4% as of the end of 2Q15, with a CET1 component of 3.7%, reflecting a decrease in leverage exposure, partially offset by a slight decrease in capital. On a look-through basis, the tier 1 leverage ratio was 3.7%, with a CET1 component of 2.7%. Credit Suisse is targeting a look-through BIS tier 1 leverage ratio of approximately 4.0% by the end of 2015, of which the CET1 component is approximately 3.0%.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q15	1Q15	4Q14	QoQ	2Q15	1Q15	4Q14	QoQ
Capital (CHF million)
CET1 capital	39,117	39,746	43,322	(2)	28,482	28,251	28,576	1
Tier 1 capital	47,076	47,610	49,804	(1)	39,458	39,564	39,892	0
Leverage exposure (CHF million)
Leverage exposure	1,067,369	1,108,649	1,157,557	(4)	1,061,825	1,102,728	1,149,656	(4)
Leverage ratios (%)
CET1 leverage ratio	3.7	3.6	3.7	–	2.7	2.6	2.5	–
Tier 1 leverage ratio	4.4	4.3	4.3	–	3.7	3.6	3.5	–
Swiss capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
Swiss CET1 capital consists of BIS CET1 capital and certain Swiss regulatory adjustments. Swiss total eligible capital consists of Swiss CET1 capital, high-trigger capital instruments, low-trigger capital instruments, additional tier 1 instruments and tier 2 instruments subject to phase-out and deductions from additional tier 1 and tier 2 capital.
As of the end of 2Q15, our Swiss CET1 capital and Swiss total capital ratios were 13.8% and 20.0%, respectively, compared to the Swiss capital ratio phase-in requirements of 7.37% and 12.16%, respectively.
On a look-through basis, our Swiss CET1 capital was CHF 28.3 billion and our Swiss CET1 ratio was 10.2% as of the end of 2Q15. Our Swiss total eligible capital was CHF 45.8 billion and our Swiss total capital ratio was 16.5% as of the end of 2Q15, each on a look-through basis.
Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q15	1Q15	4Q14	QoQ	2Q15	1Q15	4Q14	QoQ
Capital development (CHF million)
CET1 capital	39,117	39,746	43,322	(2)	28,482	28,251	28,576	1
Swiss regulatory adjustments [1]	(137)	(142)	(133)	(4)	(146)	(151)	(143)	(3)
Swiss CET1 capital	38,980	39,604	43,189	(2)	28,336	28,100	28,433	1
Additional tier 1 instruments	6,183	6,222	6,204	(1)	6,183	6,222	6,204	(1)
Tier 2 instruments	2,584	2,653	2,689	(3)	2,584	2,653	2,689	(3)
High-trigger capital instruments	8,767	8,875	8,893	(1)	8,767	8,875	8,893	(1)
Additional tier 1 instruments	4,793	5,091	5,111	(6)	4,793	5,091	5,111	(6)
Tier 2 instruments	3,885	4,086	4,295	(5)	3,885	4,086	4,295	(5)
Low-trigger capital instruments	8,678	9,177	9,406	(5)	8,678	9,177	9,406	(5)
Additional tier 1 and tier 2 instruments subject to phase-out	5,665	5,891	6,663	(4)	–	–	–	–
Deductions from additional tier 1 and tier 2 capital	(5,567)	(6,087)	(7,533)	(9)	–	–	–	–
Swiss total eligible capital	56,523	57,460	60,618	(2)	45,781	46,152	46,732	(1)
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	281,886	288,514	291,410	(2)	276,631	283,095	284,248	(2)
Swiss regulatory adjustments [2]	955	951	1,058	0	954	951	1,057	0
Swiss risk-weighted assets	282,841	289,465	292,468	(2)	277,585	284,046	285,305	(2)
Swiss capital ratios (%)
Swiss CET1 ratio	13.8	13.7	14.8	–	10.2	9.9	10.0	–
Swiss total capital ratio	20.0	19.9	20.7	–	16.5	16.2	16.4	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.
Swiss capital requirements and coverage – Group
	Group
	Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	2Q15
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	282.8
2015 Swiss capital requirements [1]
Minimum Swiss total capital ratio	4.5%	5.12%	[2]	2.54%	–	12.16%
Minimum Swiss total eligible capital (CHF billion)	12.7	14.5		7.2	–	34.4
Swiss capital coverage (CHF billion)
Swiss CET1 capital	12.7	8.1		–	18.1	39.0
High-trigger capital instruments	–	6.4		–	2.4	8.8
Low-trigger capital instruments	–	–		7.2	1.5	8.7
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	5.7	5.7
Deductions from additional tier 1 and tier 2 capital	–	–		–	(5.6)	(5.6)
Swiss total eligible capital	12.7	14.5		7.2	22.1	56.5
Swiss capital ratios (%)
Swiss total capital ratio	4.5%	5.12%		2.54%	7.84%	20.0%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2 Excludes countercyclical buffer that was required as of September 30, 2013.
Swiss Leverage Metrics
The leverage exposure used in the Swiss leverage ratio is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q15	1Q15	4Q14	QoQ	2Q15	1Q15	4Q14	QoQ
Swiss leverage metrics (CHF million, except where indicated)
Swiss total eligible capital	56,523	57,460	60,618	(2)	45,781	46,152	46,732	(1)
Leverage exposure	1,067,369	1,108,649	1,157,557	(4)	1,061,825	1,102,728	1,149,656	(4)
Swiss leverage ratio (%)	5.3	5.2	5.2	–	4.3	4.2	4.1	–
The Swiss leverage ratio is calculated as Swiss total eligible capital, including high- and low-trigger capital instruments, divided by leverage exposure.
As of the end of 2Q15, our Swiss leverage ratio was 5.3% compared to a requirement of 2.92%.
The Group’s look-through Swiss leverage ratio was 4.3% as of the end of 2Q15, compared to the current 4.09% requirement effective 2019, reflecting our progressive component requirement for 2015. Credit Suisse is targeting a look-through Swiss leverage ratio of approximately 4.5% by the end of 2015.

The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.
Swiss leverage requirements and coverage – Group
	Group
	Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2Q15
Exposure (CHF billion)
Leverage exposure	–	–	–	–	1,067.4
2015 Swiss leverage requirements
Minimum Swiss leverage ratio	1.08%	1.23%	0.61%	–	2.92%
Minimum Swiss leverage (CHF billion)	11.5	13.1	6.5	–	31.1
Swiss capital coverage (CHF billion)
Swiss CET1 capital	11.5	7.4	–	20.1	39.0
High-trigger capital instruments	–	5.8	–	3.0	8.8
Low-trigger capital instruments	–	–	6.5	2.2	8.7
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	5.7	5.7
Deductions from additional tier 1 and tier 2 capital	–	–	–	(5.6)	(5.6)
Swiss total eligible capital	11.5	13.1	6.5	25.4	56.5
Swiss leverage ratio (%)
Swiss leverage ratio	1.08%	1.23%	0.61%	2.38%	5.30%
Rounding differences may occur.
Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as the business of the Group.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
				% change
end of	2Q15	1Q15	4Q14	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	36,658	37,979	40,853	(3)
Tier 1 capital	44,225	45,927	47,114	(4)
Total eligible capital	53,858	55,971	58,111	(4)
Risk-weighted assets	274,369	280,811	282,994	(2)
Capital ratios (%)
CET1 ratio	13.4	13.5	14.4	–
Tier 1 ratio	16.1	16.4	16.6	–
Total capital ratio	19.6	19.9	20.5	–

Eligible capital and risk-weighted assets – Bank
	Phase-in
					% change
end of	2Q15		1Q15	4Q14	QoQ
Eligible capital (CHF million)
Total shareholders' equity	41,379		42,849	42,895	(3)
Regulatory adjustments [1]	(212)		(203)	(66)	4
Adjustments subject to phase-in	(4,509)	[2]	(4,667)	(1,976)	(3)
CET1 capital	36,658		37,979	40,853	(3)
Additional tier 1 instruments	10,132	[3]	10,417	10,410	(3)
Additional tier 1 instruments subject to phase-out [4]	2,391		2,470	2,473	(3)
Deductions from additional tier 1 capital	(4,956)	[5]	(4,939)	(6,622)	0
Additional tier 1 capital	7,567		7,948	6,261	(5)
Total tier 1 capital	44,225		45,927	47,114	(4)
Tier 2 instruments	6,504	[6]	6,771	7,014	(4)
Tier 2 instruments subject to phase-out	3,274		3,427	4,196	(4)
Deductions from tier 2 capital	(145)		(154)	(213)	(6)
Tier 2 capital	9,633		10,044	10,997	(4)
Total eligible capital	53,858		55,971	58,111	(4)
Risk-weighted assets by risk type (CHF million)
Credit risk	180,632		185,437	184,531	(3)
Market risk	30,008		31,435	34,439	(5)
Operational risk	58,413		58,413	58,413	0
Non-counterparty risk	5,316		5,526	5,611	(4)
Risk-weighted assets	274,369		280,811	282,994	(2)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.2 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 60% of goodwill and other intangible assets (CHF 4.5 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

Leverage exposure components – Bank
	Phase-in
				% change
end of	2Q15	1Q15	4Q14	QoQ
Leverage exposure (CHF million)
Balance sheet assets	862,499	888,121	904,849	(3)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(18,770)	(19,855)	(21,049)	(5)
Derivative financial instruments	127,575	149,781	171,711	(15)
Securities financing transactions	(16,599)	(14,389)	(13,955)	15
Off-balance sheet	93,753	87,452	97,142	7
Total adjustments	185,959	202,989	233,849	(8)
Leverage exposure	1,048,458	1,091,110	1,138,698	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
				% change
end of	2Q15	1Q15	4Q14	QoQ
Capital (CHF million)
CET1 capital	36,658	37,979	40,853	(3)
Tier 1 capital	44,225	45,927	47,114	(4)
Leverage exposure (CHF million)
Leverage exposure	1,048,458	1,091,110	1,138,698	(4)
Leverage ratios (%)
CET1 leverage ratio	3.5	3.5	3.6	–
Tier 1 leverage ratio	4.2	4.2	4.1	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital metrics” and “Swiss leverage metrics” for further information.
Swiss capital and leverage metrics – Bank
	Phase-in
end of	2Q15		1Q15	4Q14	% change
Capital development (CHF million)
CET1 capital	36,658		37,979	40,853	(3)
Swiss regulatory adjustments [1]	(111)		(114)	(111)	(3)
Swiss CET1 capital	36,547		37,865	40,742	(3)
High-trigger capital instruments	8,826	[2]	8,929	8,944	(1)
Low-trigger capital instruments	7,810	[3]	8,259	8,480	(5)
Additional tier 1 and tier 2 instruments subject to phase-out	5,665		5,897	6,669	(4)
Deductions from additional tier 1 and tier 2 capital	(5,101)		(5,093)	(6,835)	0
Swiss total eligible capital	53,747		55,857	58,000	(4)
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	274,369		280,811	282,994	(2)
Swiss regulatory adjustments [4]	954		945	1,048	1
Swiss risk-weighted assets	275,323		281,756	284,042	(2)
Leverage exposure (CHF million) [1]
Leverage exposure	1,048,458		1,091,110	1,138,698	(4)
Swiss capital and leverage ratios (%)
Swiss CET1 ratio	13.3		13.4	14.3	–
Swiss total capital ratio	19.5		19.8	20.4	–
Swiss leverage ratio	5.1		5.1	5.1	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Consists of CHF 6.2 billion additional tier 1 instruments and CHF 2.6 billion tier 2 instruments.
3 Consists of CHF 3.9 billion additional tier 1 instruments and CHF 3.9 billion tier 2 instruments.
4 Primarily includes differences in the credit risk multiplier.

Swiss capital requirements and coverage – Bank
	Bank
	Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	2Q15
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	275.3
2015 Swiss capital requirements [1]
Minimum Swiss total capital ratio	4.5%	5.12%	[2]	2.54%	–	12.16%
Minimum Swiss total eligible capital (CHF billion)	12.4	14.1		7.0	–	33.5
Swiss capital coverage (CHF billion)
Swiss CET1 capital	12.4	7.9		–	16.2	36.5
High-trigger capital instruments	–	6.2		–	2.6	8.8
Low-trigger capital instruments	–	–		7.0	0.8	7.8
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	5.7	5.7
Deductions from additional tier 1 and tier 2 capital	–	–		–	(5.1)	(5.1)
Swiss total eligible capital	12.4	14.1		7.0	20.3	53.7
Swiss capital ratios (%)
Swiss total capital ratio	4.5%	5.12%		2.54%	7.36%	19.5%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2 Excludes countercyclical buffer that was required as of September 30, 2013.
Swiss leverage requirements and coverage – Bank
	Bank
	Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2Q15
Exposure (CHF billion)
Leverage exposure	–	–	–	–	1,048.5
2015 Swiss leverage requirements
Minimum Swiss leverage ratio	1.08%	1.23%	0.61%	–	2.92%
Minimum Swiss leverage (CHF billion)	11.3	12.9	6.4	–	30.6
Swiss capital coverage (CHF billion)
Swiss CET1 capital	11.3	7.2	–	18.0	36.5
High-trigger capital instruments	–	5.7	–	3.2	8.8
Low-trigger capital instruments	–	–	6.4	1.4	7.8
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	5.7	5.7
Deductions from additional tier 1 and tier 2 capital	–	–	–	(5.1)	(5.1)
Swiss total eligible capital	11.3	12.9	6.4	23.2	53.7
Swiss leverage ratio (%)
Swiss leverage ratio	1.08%	1.23%	0.61%	2.21%	5.13%
Rounding differences may occur.

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group, the Bank, the Bank parent company and Credit Suisse International are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, G-SIB financial indicators, subsidiary regulatory reporting, reconciliation requirements, Pillar 3 disclosures, leverage ratios and certain liquidity disclosures can be found on our website.
> Refer to https://www.credit-suisse.com/regulatorydisclosures for additional information.
shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity decreased to CHF 42.6 billion as of the end of 2Q15 compared to CHF 43.4 billion as of the end of 1Q15. Total shareholders’ equity was negatively impacted by foreign exchange-related movements on cumulative translation adjustments, transactions relating to the settlement of share-based compensation awards and dividend payments. These movements were partially offset by net income and an increase in the share-based compensation obligation.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
	% change
End of	2Q15	1Q15	4Q14	QoQ
Shareholders' equity (CHF million)
Common shares	65	64	64	2
Additional paid-in capital	25,860	27,589	27,007	(6)
Retained earnings	34,188	33,137	32,083	3
Treasury shares, at cost	(151)	(1,008)	(192)	(85)
Accumulated other comprehensive income/(loss)	(17,320)	(16,386)	(15,003)	6
Total shareholders' equity	42,642	43,396	43,959	(2)
Goodwill	(8,238)	(8,504)	(8,644)	(3)
Other intangible assets	(205)	(220)	(249)	(7)
Tangible shareholders' equity [1]	34,199	34,672	35,066	(1)
Shares outstanding (million)
Common shares issued	1,638.4	1,607.2	1,607.2	2
Treasury shares	(6.0)	(43.7)	(7.7)	(86)
Shares outstanding	1,632.4	1,563.5	1,599.5	4
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Total book value per share	26.12	27.76	27.48	(6)
Goodwill per share	(5.05)	(5.44)	(5.40)	(7)
Other intangible assets per share	(0.12)	(0.14)	(0.16)	(14)
Tangible book value per share [1]	20.95	22.18	21.92	(6)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 2Q15, our available economic capital decreased 3%, economic risk capital decreased 2%, overall position risk increased 1% and average risk management VaR in US dollars increased 4%. Gross impaired loans were CHF 1.6 billion on a gross loan portfolio of CHF 271.0 billion.
Overview and risk-related developments
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2014 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
Eurozone
During 2Q15, the Greek debt crisis intensified speculation about Greece leaving the eurozone and negotiations over a Greek debt restructuring reached a stalemate.
Our direct credit risk exposures to Greek counterparties are not significant to our financial position; for further information, refer to the table “Selected European credit risk exposures”. We have contingency plans to address a potential exit of the eurozone by Greece.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of methodology changes, prior-period balances are restated in order to show meaningful trends.
> Refer to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on economic risk capital and position risk.
Methodology and model developments
In 2Q15, we made an enhancement to the position risk dataset for risk management purposes. For fixed income trading, the dataset now includes higher order risks in certain credit derivatives used to hedge traded credit spread risk. The enhancement also helps to standardize the risk capture of these products across the businesses. The net impact of this dataset enhancement on position risk for the Group as of the end of 1Q15 was a decrease of CHF 221 million, or 1.8%.
For economic risk capital used for capital management purposes, there were no methodology changes in 2Q15. The net impact of the dataset enhancement in position risk for the Group on economic risk capital used for capital management purposes as of the end of 1Q15 was a decrease of CHF 316 million, or 0.9%. Prior-period balances have been restated in order to show meaningful trends.
Available economic capital trends
Available economic capital for the Group decreased 3% to CHF 37.1 billion as of the end of 2Q15, compared to the end of 1Q15. The decrease is mainly due to a decrease in shareholders’ equity driven by a negative foreign exchange impact, the net effect from the settlement of share-based obligations and payment of dividends, partially offset by net income for the period and an increase in the share-based compensation obligation. Available economic capital also decreased due to lower unrealized gains on owned real estate from the negative foreign exchange impact.
Economic risk capital trends
Economic risk capital decreased 2% to CHF 33.6 billion as of the end of 2Q15, compared to the end of 1Q15, mainly due to the benefit from deferred share-based compensation awards in other risks associated with the share purchases for share-based compensation awards as of the end of 2Q15 compared to the end of 1Q15, partially offset by higher position risk, primarily from international lending & counterparty exposures.
For Investment Banking, economic risk capital was stable at CHF 21.8 billion. Excluding the US dollar translation impact, economic risk capital increased 3%, mainly due to increased position risk from international lending & counterparty exposures and emerging markets country event risk as well as higher pension risk in other risks related to revised market data used for measuring US pension plan liabilities, partially offset by the benefit from deferred share-based compensation awards in other risks.
For Private Banking & Wealth Management, economic risk capital decreased 8% to CHF 9.8 billion, mainly due to lower pension risk from the improved funded status of the Swiss pension plan and the benefit from deferred share-based compensation awards in other risks.
For Corporate Center, economic risk capital was stable at CHF 2.0 billion.
Economic risk capital
	in / end of				% change
	2Q15	1Q15	4Q14	2Q14	QoQ	Ytd	YoY
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	28,482	28,251	28,576	26,419	1	0	8
Economic adjustments [1]	8,601	9,944	10,447	9,236	(14)	(18)	(7)
Available economic capital	37,083	38,195	39,023	35,655	(3)	(5)	4
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	21,292	21,019	21,412	21,012	1	(1)	1
Operational risk	6,391	6,391	6,391	6,470	0	0	(1)
Other risks [2]	5,926	6,963	6,101	5,572	(15)	(3)	6
Economic risk capital	33,609	34,373	33,904	33,054	(2)	(1)	2
Economic risk capital coverage ratio (%) [3]
Economic risk capital coverage ratio	110	111	115	108	–	–	–
Economic risk capital by division (CHF million)
Private Banking & Wealth Management	9,759	10,560	10,282	9,719	(8)	(5)	0
Investment Banking	21,840	21,804	21,629	21,163	0	1	3
Corporate Center [4]	2,032	2,030	2,014	2,193	0	1	(7)
Economic risk capital - Group [5]	33,609	34,373	33,904	33,054	(2)	(1)	2
Average economic risk capital by division (CHF million)
Private Banking & Wealth Management	10,159	10,421	10,222	9,738	(3)	(1)	4
Investment Banking	21,822	21,717	21,692	20,538	0	1	6
Corporate Center [4]	2,031	2,022	2,016	2,197	0	1	(8)
Average economic risk capital - Group [6]	33,991	34,138	33,909	32,452	0	0	5
Prior-period balances have been restated for dataset changes in order to show meaningful trends.
1
Includes primarily high-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

3 Ratio between available economic capital and economic risk capital.
4 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
5 Includes a diversification benefit of CHF 22 million, CHF 21 million, CHF 21 million and CHF 21 million as of the end of 2Q15, 1Q15, 4Q14 and 2Q14, respectively.
6 Includes a diversification benefit of CHF 21 million, CHF 22 million, CHF 21 million and CHF 21 million as of the end of 2Q15, 1Q15, 4Q14 and 2Q14, respectively.

Key position risk trends
Position risk for risk management purposes increased 1% to CHF 12.1 billion as of the end of 2Q15, compared to the end of 1Q15. Excluding the US dollar translation impact, position risk increased 4%, mainly due to new loan commitments in Investment Banking for international lending & counterparty exposures and increased exposures in Latin America in emerging markets country event risk. These increases were partially offset by reduced risk in equity trading & investments, primarily related to lower cash equity exposures across markets, as well as reduced risk in fixed income trading, mainly related to lower exposures from foreign exchange options across currencies.
Compared to the end of 2Q14, position risk for risk management purposes increased 1%. Excluding the US dollar translation impact, position risk decreased 3%, mainly due to reduced risk in fixed income trading, driven by lower traded credit spread exposures from high-yield bonds in Europe and the US, and lower counterparty risk in Investment Banking for international lending & counterparty exposures. These decreases were partially offset by increased risk in real estate & structured assets from higher residential mortgage-backed securities (RMBS) exposures as well as higher private banking corporate & retail lending.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Position risk
	end of				% change
	2Q15	1Q15	4Q14	2Q14	QoQ	Ytd	YoY
Position risk (CHF million)
Fixed income trading [1]	1,309	1,465	958	1,826	(11)	37	(28)
Equity trading & investments	1,472	1,664	1,680	1,486	(12)	(12)	(1)
Private banking corporate & retail lending	2,559	2,467	2,505	2,430	4	2	5
International lending & counterparty exposures	5,794	5,569	5,979	5,555	4	(3)	4
Emerging markets country event risk	1,237	1,148	1,141	1,319	8	8	(6)
Real estate & structured assets [2]	2,468	2,620	2,551	2,129	(6)	(3)	16
Simple sum across risk categories	14,839	14,933	14,814	14,745	(1)	0	1
Diversification benefit [3]	(2,708)	(2,908)	(2,557)	(2,722)	(7)	6	(1)
Position risk (99% confidence level for risk management purposes)	12,131	12,025	12,257	12,023	1	(1)	1

Position risk (99.97% confidence level for capital management purposes)	21,292	21,019	21,412	21,012	1	(1)	1
Prior-period balances have been restated for dataset changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
Market risk review
Market risk is the risk of financial loss arising from movements in market prices. Market risks arise from both our trading and non-trading business activities. The classification of assets into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book primarily relate to our trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products. Some of the structured products are customized transactions using combinations of derivatives and are executed to meet specific client or proprietary needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2Q15, we enhanced our VaR model so that the dataset used to calculate VaR is updated on a weekly rather than a monthly basis. The more frequent updates to the VaR dataset make VaR more responsive to recent market events. This change has been applied prospectively and prior periods have not been restated.
We continue to receive regulatory approval for ongoing enhancements to our VaR methodology used for the calculation of regulatory capital, and the model is subject to regular reviews by regulators.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.
The tables entitled “One-day, 98% risk management VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodities and equity.
One-day, 98% risk management VaR (CHF)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
2Q15 (CHF million)
Average	19	36	14	2	21	(45)		47
Minimum	15	31	5	1	17	–	[1]	38
Maximum	28	41	22	4	26	–	[1]	55
End of period	23	32	11	1	21	(43)		45
1Q15 (CHF million)
Average	15	36	9	2	20	(36)		46
Minimum	6	32	6	1	16	–	[1]	34
Maximum	22	40	15	3	24	–	[1]	56
End of period	17	37	13	1	24	(38)		54
2Q14 (CHF million)
Average	13	30	8	2	16	(29)		40
Minimum	11	28	5	1	13	–	[1]	35
Maximum	16	33	12	3	22	–	[1]	46
End of period	12	32	7	2	20	(27)		46
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR (USD)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
2Q15 (USD million)
Average	21	38	14	2	23	(48)		50
Minimum	16	34	5	1	18	–	[1]	41
Maximum	29	42	23	4	28	–	[1]	57
End of period	24	35	12	1	23	(47)		48
1Q15 (USD million)
Average	16	38	10	2	21	(39)		48
Minimum	6	35	6	1	17	–	[1]	40
Maximum	23	40	16	3	26	–	[1]	57
End of period	18	38	13	1	25	(40)		55
2Q14 (USD million)
Average	14	34	9	2	18	(32)		45
Minimum	12	31	6	1	15	–	[1]	40
Maximum	18	37	14	3	24	–	[1]	52
End of period	14	36	8	3	23	(32)		52
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR increased 4% to USD 50 million from 1Q15, driven by increased interest rate exposures, primarily related to a change in the Swiss franc interest rate risk profile, and increased foreign exchange exposures in Latin America. These increases were partially offset by increased portfolio diversification benefit. Compared to 2Q14, average risk management VaR increased 11%, mainly due to the increased interest rate and foreign exchange exposures and higher equity exposures, mainly in US equity derivatives, partially offset by increased portfolio diversification benefit.
Period-end risk management VaR decreased 13% to USD 48 million from 1Q15, mainly reflecting reduced equity exposures from increased hedging, reduced credit spread exposures driven by commercial mortgage-backed securities (CMBS) and increased portfolio diversification benefit. These reductions were partially offset by increased interest rate exposures. Compared to 2Q14, period-end risk management VaR decreased 8%, mainly reflecting the decreased credit spread exposures and increased portfolio diversification benefit, partially offset by the increased interest rate exposures.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2Q15 with those for 1Q15 and 2Q14. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had no trading loss days in 2Q15 or 1Q15.

VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory capital purposes. Backtesting is used to assess the accuracy of the regulatory VaR model. The purpose of the VaR backtesting process is to assess the accuracy and performance of our regulatory VaR model, to assess if our regulatory capital is sufficient to absorb actual losses, and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the actual daily trading revenue. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. In 2Q15 and the 12-month period through 2Q15, we had no backtesting exceptions in our regulatory VaR model. Since there were fewer than five backtesting exceptions in the rolling 12-month period through 2Q15, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on VaR backtesting.

> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the Corporate Center have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions. The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions would have been an increase of CHF 3.4 million as of the end of 2Q15, compared to an increase of CHF 3.7 million as of the end of 1Q15.
Credit risk review
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division.
The following table represents credit risk from loans, irrevocable loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on credit risk.
> Refer to “Credit risk review” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2014 for further information on credit risk measures.
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.
Credit risk
	end of				% change
	2Q15	1Q15	4Q14	2Q14	QoQ	Ytd	YoY
Balance sheet (CHF million)
Gross loans	271,020	271,661	273,421	255,472	0	(1)	6
Loans held-for-sale	24,101	24,963	25,911	19,755	(3)	(7)	22
Traded loans	8,392	10,405	10,415	7,343	(19)	(19)	14
Derivative instruments [1]	31,365	38,422	39,551	33,057	(18)	(21)	(5)
Total balance sheet	334,878	345,451	349,298	315,627	(3)	(4)	6
Off-balance sheet (CHF million)
Irrevocable loan commitments [2]	124,494	115,919	120,290	108,685	7	3	15
Credit guarantees and similar instruments	3,987	4,111	4,086	4,161	(3)	(2)	(4)
Irrevocable commitments under documentary credits	3,868	4,373	4,734	4,644	(12)	(18)	(17)
Total off-balance sheet	132,349	124,403	129,110	117,490	6	3	13

Total credit risk	467,227	469,854	478,408	433,117	(1)	(2)	8
Before risk mitigation, for example, collateral and credit hedges.
1 Positive replacement value after netting agreements.
2 Irrevocable loan commitments do not include unused credit limits which are revocable at the Group's sole discretion upon notice to the client.

Loans
The following table provides an overview of our loans by loan classes, impaired loans, the related allowance for loan losses and selected loan metrics by business division.
Loans
	Private Banking & Wealth Management						Investment Banking			Credit Suisse			[1]
end of	2Q15		1Q15		2Q14		2Q15	1Q15	2Q14	2Q15	1Q15	2Q14
Loans (CHF million)
Mortgages	100,307		98,901		96,915		0	0	0	100,307	98,901	96,915
Loans collateralized by securities	39,300		39,120		35,882		0	0	0	39,300	39,120	35,882
Consumer finance	3,913		4,251		5,198		206	229	240	4,119	4,480	5,438
Consumer	143,520		142,272		137,995		206	229	240	143,726	142,501	138,235
Real estate	26,902		27,307		26,573		1,544	1,947	695	28,446	29,254	27,268
Commercial and industrial loans	61,381		60,835		52,461		14,335	14,218	13,244	75,750	75,082	65,734
Financial institutions	6,793		6,695		7,817		12,912	14,234	13,241	19,705	20,929	21,058
Governments and public institutions	1,001		1,135		1,168		2,392	2,760	2,009	3,393	3,895	3,177
Corporate & institutional	96,077	[2]	95,972	[2]	88,019	[2]	31,183	33,159	29,189	127,294	129,160	117,237
Gross loans	239,597		238,244		226,014		31,389	33,388	29,429	271,020	271,661	255,472
of which held at fair value	224		240		224		19,554	21,674	19,673	19,778	21,914	19,897
Net (unearned income) / deferred expenses	(110)		(102)		(98)		(17)	(18)	(21)	(127)	(120)	(119)
Allowance for loan losses [3]	(591)		(632)		(673)		(126)	(130)	(144)	(722)	(767)	(821)
Net loans	238,896		237,510		225,243		31,246	33,240	29,264	270,171	270,774	254,532
Impaired loans (CHF million)
Non-performing loans	596		566		613		116	130	234	717	701	851
Non-interest-earning loans	224		275		286		0	0	0	224	275	286
Total non-performing and non-interest-earning loans	820		841		899		116	130	234	941	976	1,137
Restructured loans	188		175		83		65	68	0	253	243	83
Potential problem loans	347		172		252		29	32	0	376	204	252
Total other impaired loans	535		347		335		94	100	0	629	447	335
Gross impaired loans [3]	1,355		1,188		1,234		210	230	234	1,570	1,423	1,472
of which loans with a specific allowance	1,032		1,067		1,097		204	224	219	1,241	1,296	1,320
of which loans without a specific allowance	323		121		137		6	6	15	329	127	152
Allowance for loan losses (CHF million)
Balance at beginning of period [3]	632		626		719		130	127	143	767	758	866
Net movements recognized in statements of operations	36		33		24		0	(2)	(2)	36	31	22
Gross write-offs	(81)		(25)		(91)		(1)	0	(1)	(82)	(25)	(92)
Recoveries	5		7		18		1	2	1	6	9	19
Net write-offs	(76)		(18)		(73)		0	2	0	(76)	(16)	(73)
Provisions for interest	3		1		0		0	8	3	3	9	3
Foreign currency translation impact and other adjustments, net	(4)		(10)		3		(4)	(5)	0	(8)	(15)	3
Balance at end of period [3]	591		632		673		126	130	144	722	767	821
of which individually evaluated for impairment	418		459		500		87	86	109	510	550	613
of which collectively evaluated for impairment	173		173		173		39	44	35	212	217	208
Loan metrics (%)
Total non-performing and non-interest-earning loans / Gross loans [4]	0.3		0.4		0.4		1.0	1.1	2.4	0.4	0.4	0.5
Gross impaired loans / Gross loans [4]	0.6		0.5		0.5		1.8	2.0	2.4	0.6	0.6	0.6
Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	72.1		75.1		74.9		108.6	100.0	61.5	76.7	78.6	72.2
Allowance for loan losses / Gross impaired loans [3]	43.6		53.2		54.5		60.0	56.5	61.5	46.0	53.9	55.8
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 79,337 million, CHF 77,945 million and CHF 72,316 million as of the end of 2Q15, 1Q15 and 2Q14, respectively.

3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
4 Excludes loans carried at fair value.

Compared to the end of 1Q15, gross loans were stable at CHF 271.0 billion as of the end of 2Q15. In Private Banking & Wealth Management, gross loans increased CHF 1.4 billion, or 1%, to CHF 239.6 billion driven by higher residential mortgages and commercial and industrial loans, partially offset by the US dollar translation impact. In Investment Banking, a decrease of CHF 2.0 billion, or 6%, to CHF 31.4 billion was mainly related to the US dollar translation impact and lower loans to financial institutions, partially offset by higher commercial and industrial loans.
Compared to the end of 2Q14, gross loans increased CHF 15.5 billion, or 6%. An increase of CHF 13.6 billion, or 6%, in Private Banking & Wealth Management was primarily due to higher commercial and industrial loans, increased loans collateralized by securities, higher residential mortgages and the US dollar translation impact, partially offset by a decrease in loans to financial institutions, consumer finance and the euro translation impact. In Investment Banking, an increase of CHF 2.0 billion, or 7%, was driven by the US dollar translation impact, higher loans to the real estate sector and higher commercial and industrial loans, partially offset by lower loans to financial institutions.
> Refer to “Note 16 – Loans, allowance for loan losses and credit quality” in III – Condensed consolidated financial statements – unaudited for further information on loans.
Impaired loans
Compared to the end of 1Q15, gross impaired loans increased 10% to CHF 1.6 billion as of the end of 2Q15, driven by increases in Private Banking & Wealth Management, partially offset by decreases in Investment Banking. In Private Banking & Wealth Management, gross impaired loans increased CHF 167 million to CHF 1,355 million primarily driven by new potential problem loans and non-performing loans, partially offset by write-offs and repayments. In Investment Banking, gross impaired loans decreased CHF 20 million to CHF 210 million, driven by repayments and the US dollar translation impact.
Compared to the end of 2Q14, gross impaired loans increased 7%, driven by increases in Private Banking & Wealth Management, partially offset by decreases in Investment Banking. In Private Banking & Wealth Management, an increase of CHF 121 million was primarily driven by an increase in potential problem loans; non-performing and non-interest-earning loans decreased mainly due to the restructuring of loans. In Investment Banking, a decrease of CHF 24 million was primarily due to write-offs and repayments, partially offset by the US dollar translation impact; non-performing loans decreased partially due to the restructuring of a loan exposure in 1Q15.
> Refer to “Impaired loans” in III – Condensed consolidated financial statements – unaudited – Note 16 – Loans, allowance for loan losses and credit quality for information on impaired loans.
Provision for credit losses
Net provision for credit losses charged to the consolidated statements of operations in 2Q15 was CHF 51 million, compared to a net provision of CHF 30 million in 1Q15. In Private Banking & Wealth Management, the net provision for credit losses in 2Q15 was CHF 44 million, compared to CHF 29 million in 1Q15, and in Investment Banking, the net provision for credit losses in 2Q15 was CHF 7 million, compared to CHF 1 million in 1Q15.

Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2014 for further information on selected European credit risk exposures.
Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our OTC derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Portugal and Spain as of the end of 2Q15 was EUR 3.9 billion, down from EUR 4.8 billion as of the end of 1Q15. Our net exposure to these sovereigns was stable at EUR 0.9 billion compared to the end of 1Q15. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 2Q15 included net exposure to financial institutions of EUR 3.7 billion and to corporates and other counterparties of EUR 1.2 billion, compared to EUR 3.4 billion and EUR 1.4 billion, respectively, as of the end of 1Q15. In 2Q15, our gross credit risk exposure to Malta exceeded our quantitative reporting threshold of EUR 0.5 billion. On a gross basis, our risk-based credit risk exposure to Malta as of the end of 2Q15 was EUR 0.5 billion, mostly related to corporates and other counterparties. On a net basis, our credit risk exposure to this country was EUR 7 million.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2014 for further information on the presentation of selected European credit risk exposures.
Sovereign debt rating developments
In 2Q15, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s lowered Greece’s rating from B– to CCC– and increased Ireland’s rating from A to A+. Fitch lowered Greece’s rating from CCC to CC and Moody’s lowered Greece’s rating from CAA1 to CAA2. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 2Q15		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	365	1	327		37	0		(140)		365	37
Corporates & other	55	0	5		50	0		0		55	50
Total	420	1	332		87	0		(140)		420	87
Cyprus (EUR million)
Sovereign	0	0	0		0	2		0		2	2
Financial institutions	8	0	0		8	0		1		8	8
Corporates & other	1,010	0	1,010		0	0		0		1,010	0
Total	1,018	0	1,010		8	2		1		1,020	10
Greece (EUR million)
Sovereign	0	0	0		0	1		0		1	1
Financial institutions	129	0	125		4	4		0		133	8
Corporates & other	1,053	0	1,034		19	3		(8)		1,056	22
Total	1,182	0	1,159		23	8		(8)		1,190	31
Ireland (EUR million)
Sovereign	5	0	5		0	0		1		5	0
Financial institutions	1,615	22	437		1,156	229		(99)		1,844	1,385
Corporates & other	1,228	110	954		164	24		(45)		1,252	188
Total	2,848	132	1,396		1,320	253		(143)		3,101	1,573
Italy (EUR million)
Sovereign	3,465	2,582	137		746	5		(152)		3,470	751
Financial institutions	1,531	1	925		605	70		(22)		1,601	675
Corporates & other	3,029	76	2,310		643	55		(175)		3,084	698
Total	8,025	2,659	3,372		1,994	130		(349)		8,155	2,124
Malta (EUR million)
Financial institutions	8	0	1		7	0		0		8	7
Corporates & other	509	0	509		0	0		0		509	0
Total	517	0	510		7	0		0		517	7
Portugal (EUR million)
Sovereign	0	0	0		0	3		15		3	3
Financial institutions	119	0	110		9	127		6		246	136
Corporates & other	94	0	91		3	0		(26)		94	3
Total	213	0	201		12	130		(5)		343	142
Spain (EUR million)
Sovereign	10	0	0		10	51		(21)		61	61
Financial institutions	1,663	7	493		1,163	277		(284)		1,940	1,440
Corporates & other	1,612	65	1,321		226	15		(86)		1,627	241
Total	3,285	72	1,814		1,399	343		(391)		3,628	1,742
Total (EUR million)
Sovereign	3,845	2,583	469		793	62		(297)		3,907	855
Financial institutions	5,073	30	2,091		2,952	707		(398)		5,780	3,659
Corporates & other	8,590	251	7,234		1,105	97		(340)		8,687	1,202
Total	17,508	2,864	9,794		4,850	866		(1,035)		18,374	5,716
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet and off-balance sheet
Total assets were CHF 879.3 billion, total liabilities were CHF 835.9 billion and total equity was CHF 43.5 billion. Both total assets and total liabilities were down 3% for the quarter, primarily due to the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet summary
	end of				% change
	2Q15	1Q15	4Q14	2Q14	QoQ	Ytd	YoY
Assets (CHF million)
Cash and due from banks	104,054	87,913	79,349	66,469	18	31	57
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	137,834	144,859	163,208	165,744	(5)	(16)	(17)
Trading assets	205,688	235,564	241,131	235,427	(13)	(15)	(13)
Net loans	270,171	270,774	272,551	254,532	0	(1)	6
Brokerage receivables	48,414	45,383	41,629	56,309	7	16	(14)
All other assets	113,161	119,897	123,594	113,099	(6)	(8)	0
Total assets	879,322	904,390	921,462	891,580	(3)	(5)	(1)
Liabilities and equity (CHF million)
Due to banks	30,205	27,262	26,009	26,701	11	16	13
Customer deposits	356,453	365,007	369,058	346,296	(2)	(3)	3
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	58,567	66,140	70,119	88,066	(11)	(16)	(33)
Trading liabilities	59,390	69,757	72,655	75,129	(15)	(18)	(21)
Long-term debt	182,655	175,678	177,898	143,827	4	3	27
Brokerage payables	48,039	55,229	56,977	68,842	(13)	(16)	(30)
All other liabilities	100,553	101,032	103,745	100,692	0	(3)	0
Total liabilities	835,862	860,105	876,461	849,553	(3)	(5)	(2)
Total shareholders' equity	42,642	43,396	43,959	40,944	(2)	(3)	4
Noncontrolling interests	818	889	1,042	1,083	(8)	(21)	(24)
Total equity	43,460	44,285	45,001	42,027	(2)	(3)	3

Total liabilities and equity	879,322	904,390	921,462	891,580	(3)	(5)	(1)

Balance sheet
Total assets were CHF 879.3 billion as of the end of 2Q15, down CHF 25.1 billion, or 3%, from the end of 1Q15, primarily reflecting the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 1.6 billion.
Compared to the end of 1Q15, trading assets decreased CHF 29.9 billion, or 13%, mainly reflecting lower equity securities, debt securities, derivative instruments and the foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 7.0 billion, or 5%, mainly driven by the foreign exchange translation impact and a decrease in cash collateral to banks and customers. Net loans were stable as higher residential mortgages and commercial and industrial loans were offset by the foreign exchange translation impact and lower loans to financial institutions. Cash and due from banks increased CHF 16.1 billion, or 18%, mainly driven by higher cash balances with the Fed and the SNB, partially offset by the foreign exchange translation impact. Brokerage receivables increased CHF 3.0 billion, or 7%, mainly driven by an increase in the margin lending business, partially offset by the foreign exchange translation impact. All other assets decreased CHF 6.7 billion, or 6%, mainly reflecting the foreign exchange translation impact and lower cash collateral on derivative instruments recorded in other assets.
Total liabilities were CHF 835.9 billion as of the end of 2Q15, down CHF 24.2 billion, or 3%, from the end of 1Q15, mainly reflecting the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 2.5 billion.
Compared to the end of 1Q15, trading liabilities decreased CHF 10.4 billion, or 15%, mainly reflecting a decrease in derivative instruments and the foreign exchange translation impact. Customer deposits decreased CHF 8.6 billion, or 2%, mainly driven by the foreign exchange translation impact, lower custody accounts and cash deposits related to Swiss institutional clients. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 7.6 billion, or 11%, driven by a decrease in repurchase transactions with customers and the foreign exchange translation impact. Brokerage payables were down by CHF 7.2 billion, or 13%, mainly reflecting lower margin lending balances, lower open cash trades and the foreign exchange translation impact. Long-term debt increased CHF 7.0 billion, or 4%, primarily driven by issuances of senior debt, partially offset by the foreign exchange translation impact and maturities of senior debt. Due to banks increased CHF 2.9 billion, or 11%, mainly driven by an increase in deposits with banks, partially offset by the foreign exchange translation impact. All other liabilities were stable.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 and “Note 25 – Guarantees and commitments” and “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Earnings per share
14 Trading assets and liabilities
15 Investment securities
16 Loans, allowance for loan losses and credit quality
17 Other assets and other liabilities
18 Long-term debt
19 Accumulated other comprehensive income and additional share information
20 Offsetting of financial assets and financial liabilities
21 Tax
22 Employee deferred compensation
23 Pension and other post-retirement benefits
24 Derivatives and hedging activities
25 Guarantees and commitments
26 Transfers of financial assets and variable interest entities
27 Financial instruments
28 Assets pledged and collateral
29 Litigation
30 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse Group AG, Zurich
We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of June 30, 2015 and 2014 and the related condensed consolidated statements of operations, changes in equity and comprehensive income for the three and six-month periods ended June 30, 2015 and 2014 and the related condensed consolidated statements of cash flows for the six-month periods ended June 30, 2015 and 2014. These condensed consolidated financial statements are the responsibility of the Group's management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2014, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 20, 2015, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2014, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
KPMG AG
Simon Ryder                Anthony Anzevino
Licensed Audit Expert   Global Lead Partner
Zurich, Switzerland
July 31, 2015

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	2Q15	1Q15	2Q14	6M15	6M14
Consolidated statements of operations (CHF million)
Interest and dividend income	5,903	4,490	5,690	10,393	10,135
Interest expense	(3,034)	(2,338)	(3,104)	(5,372)	(5,371)
Net interest income	2,869	2,152	2,586	5,021	4,764
Commissions and fees	3,259	2,979	3,309	6,238	6,584
Trading revenues	498	1,390	197	1,888	835
Other revenues	329	126	371	455	1,109
Net revenues	6,955	6,647	6,463	13,602	13,292
Provision for credit losses	51	30	18	81	52
Compensation and benefits	2,914	2,976	2,973	5,890	5,966
General and administrative expenses	1,928	1,738	3,441	3,666	5,131
Commission expenses	406	392	377	798	746
Total other operating expenses	2,334	2,130	3,818	4,464	5,877
Total operating expenses	5,248	5,106	6,791	10,354	11,843
Income/(loss) from continuing operations before taxes	1,656	1,511	(346)	3,167	1,397
Income tax expense	590	477	307	1,067	850
Income/(loss) from continuing operations	1,066	1,034	(653)	2,100	547
Income/(loss) from discontinued operations, net of tax	0	0	(9)	0	6
Net income/(loss)	1,066	1,034	(662)	2,100	553
Net income/(loss) attributable to noncontrolling interests	15	(20)	38	(5)	394
Net income/(loss) attributable to shareholders	1,051	1,054	(700)	2,105	159
of which from continuing operations	1,051	1,054	(691)	2,105	153
of which from discontinued operations	0	0	(9)	0	6
Basic earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	0.63	0.63	(0.45)	1.26	0.05
Basic earnings/(loss) per share from discontinued operations	0.00	0.00	(0.01)	0.00	0.00
Basic earnings/(loss) per share	0.63	0.63	(0.46)	1.26	0.05
Diluted earnings per share (CHF)
Diluted earnings/(loss) per share from continuing operations	0.61	0.62	(0.45)	1.23	0.05
Diluted earnings/(loss) per share from discontinued operations	0.00	0.00	(0.01)	0.00	0.00
Diluted earnings/(loss) per share	0.61	0.62	(0.46)	1.23	0.05
Consolidated statements of comprehensive income (unaudited)
in	2Q15	1Q15	2Q14	6M15	6M14
Comprehensive income (CHF million)
Net income/(loss)	1,066	1,034	(662)	2,100	553
Gains/(losses) on cash flow hedges	31	8	12	39	29
Foreign currency translation	(1,053)	(1,493)	65	(2,546)	(208)
Unrealized gains/(losses) on securities	(12)	10	12	(2)	20
Actuarial gains/(losses)	92	89	42	181	77
Net prior service credit/(cost)	(22)	(21)	(22)	(43)	(42)
Other comprehensive income/(loss), net of tax	(964)	(1,407)	109	(2,371)	(124)
Comprehensive income/(loss)	102	(373)	(553)	(271)	429
Comprehensive income/(loss) attributable to noncontrolling interests	(15)	(44)	41	(59)	372
Comprehensive income/(loss) attributable to shareholders	117	(329)	(594)	(212)	57
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	2Q15	1Q15	4Q14	2Q14
Assets (CHF million)
Cash and due from banks	104,054	87,913	79,349	66,469
of which reported at fair value	240	406	304	724
of which reported from consolidated VIEs	1,470	1,231	1,493	916
Interest-bearing deposits with banks	928	1,117	1,244	1,749
of which reported at fair value	2	0	0	309
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	137,834	144,859	163,208	165,744
of which reported at fair value	80,636	88,876	104,283	86,586
of which reported from consolidated VIEs	197	664	660	1,224
Securities received as collateral, at fair value	28,851	28,106	26,854	21,611
of which encumbered	27,990	26,658	25,220	16,737
Trading assets, at fair value	205,688	235,564	241,131	235,427
of which encumbered	65,847	75,157	77,583	75,778
of which reported from consolidated VIEs	3,394	3,930	4,261	3,439
Investment securities	3,370	3,052	2,791	3,323
of which reported at fair value	3,370	2,808	2,791	3,323
of which reported from consolidated VIEs	925	306	0	59
Other investments	7,391	7,881	8,613	7,709
of which reported at fair value	4,621	5,055	5,654	5,252
of which reported from consolidated VIEs	1,904	2,081	2,105	1,928
Net loans	270,171	270,774	272,551	254,532
of which reported at fair value	19,778	21,914	22,913	19,897
of which encumbered	128	138	192	92
of which reported from consolidated VIEs	666	242	245	2,008
allowance for loan losses	(722)	(767)	(758)	(821)
Premises and equipment	4,429	4,520	4,641	4,811
of which reported from consolidated VIEs	414	435	452	495
Goodwill	8,238	8,504	8,644	7,983
Other intangible assets	205	220	249	245
of which reported at fair value	81	67	70	66
Brokerage receivables	48,414	45,383	41,629	56,309
Other assets	59,749	66,497	70,558	64,689
of which reported at fair value	28,144	30,785	32,320	31,273
of which encumbered	272	278	250	439
of which reported from consolidated VIEs	14,172	15,648	16,134	13,815
Assets of discontinued operations held-for-sale	0	0	0	979
Total assets	879,322	904,390	921,462	891,580
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	2Q15	1Q15	4Q14	2Q14
Liabilities and equity (CHF million)
Due to banks	30,205	27,262	26,009	26,701
of which reported at fair value	635	575	823	998
Customer deposits	356,453	365,007	369,058	346,296
of which reported at fair value	3,975	3,605	3,261	3,229
of which reported from consolidated VIEs	0	2	3	269
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	58,567	66,140	70,119	88,066
of which reported at fair value	41,920	48,087	54,732	60,529
of which reported from consolidated VIEs	3	0	0	0
Obligation to return securities received as collateral, at fair value	28,851	28,106	26,854	21,611
Trading liabilities, at fair value	59,390	69,757	72,655	75,129
of which reported from consolidated VIEs	28	40	35	16
Short-term borrowings	26,401	27,577	25,921	29,426
of which reported at fair value	4,256	4,818	3,861	7,132
of which reported from consolidated VIEs	9,470	9,212	9,384	8,733
Long-term debt	182,655	175,678	177,898	143,827
of which reported at fair value	76,517	78,390	81,166	70,217
of which reported from consolidated VIEs	11,972	12,975	13,452	11,857
Brokerage payables	48,039	55,229	56,977	68,842
Other liabilities	45,301	45,349	50,970	48,913
of which reported at fair value	14,176	15,335	16,938	20,009
of which reported from consolidated VIEs	1,655	1,604	1,728	859
Liabilities of discontinued operations held-for-sale	0	0	0	742
Total liabilities	835,862	860,105	876,461	849,553
Common shares	65	64	64	64
Additional paid-in capital	25,860	27,589	27,007	26,655
Retained earnings	34,188	33,137	32,083	30,392
Treasury shares, at cost	(151)	(1,008)	(192)	(190)
Accumulated other comprehensive income/(loss)	(17,320)	(16,386)	(15,003)	(15,977)
Total shareholders' equity	42,642	43,396	43,959	40,944
Noncontrolling interests	818	889	1,042	1,083
Total equity	43,460	44,285	45,001	42,027

Total liabilities and equity	879,322	904,390	921,462	891,580
end of	2Q15	1Q15	4Q14	2Q14
Additional share information
Par value (CHF)	0.04	0.04	0.04	0.04
Authorized shares [1]	2,347,168,947	2,299,616,660	2,299,616,660	2,299,616,660
Common shares issued	1,638,395,346	1,607,168,947	1,607,168,947	1,607,168,947
Treasury shares	(5,966,908)	(43,695,094)	(7,666,658)	(7,196,146)
Shares outstanding	1,632,428,438	1,563,473,853	1,599,502,289	1,599,972,801
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
2Q15 (CHF million)
Balance at beginning of period	64	27,589		33,137	(1,008)	(16,386)	43,396	889	44,285
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(92)	(92)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	30	30
Net income/(loss)	–	–		1,051	–	–	1,051	15	1,066
Total other comprehensive income/(loss), net of tax	–	–		–	–	(934)	(934)	(30)	(964)
Issuance of common shares	1	710		–	–	–	711	–	711
Sale of treasury shares	–	7		–	5,605	–	5,612	–	5,612
Repurchase of treasury shares	–	–		–	(5,719)	–	(5,719)	–	(5,719)
Share-based compensation, net of tax	–	(1,233)	[3]	–	971	–	(262)	–	(262)
Financial instruments indexed to own shares [4]	–	(76)		–	–	–	(76)	–	(76)
Dividends paid	–	(1,137)	[5]	–	–	–	(1,137)	–	(1,137)
Change in scope of consolidation, net	–	–		–	–	–	–	6	6
Balance at end of period	65	25,860		34,188	(151)	(17,320)	42,642	818	43,460
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (14) million from the excess recognized compensation expense over fair value of shares delivered.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of reserves from capital contributions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
1Q15 (CHF million)
Balance at beginning of period	64	27,007	32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(122)	(122)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	15	15
Net income/(loss)	–	–	1,054	–	–	1,054	(20)	1,034
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,383)	(1,383)	(24)	(1,407)
Sale of treasury shares	–	(10)	–	1,833	–	1,823	–	1,823
Repurchase of treasury shares	–	–	–	(2,666)	–	(2,666)	–	(2,666)
Share-based compensation, net of tax	–	376	–	17	–	393	–	393
Financial instruments indexed to own shares	–	216	–	–	–	216	–	216
Other	–	–	–	–	–	–	(2)	(2)
Balance at end of period	64	27,589	33,137	(1,008)	(16,386)	43,396	889	44,285
2Q14 (CHF million)
Balance at beginning of period	64	28,406	31,092	(249)	(16,083)	43,230	1,052	44,282
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(126)	(126)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	14	14
Net income/(loss)	–	–	(700)	–	–	(700)	38	(662)
Total other comprehensive income/(loss), net of tax	–	–	–	–	106	106	3	109
Issuance of common shares	–	297	–	–	–	297	–	297
Sale of treasury shares	–	(6)	–	2,140	–	2,134	–	2,134
Repurchase of treasury shares	–	–	–	(2,767)	–	(2,767)	–	(2,767)
Share-based compensation, net of tax	–	(1,058)	–	686	–	(372)	–	(372)
Financial instruments indexed to own shares	–	193	–	–	–	193	–	193
Dividends paid	–	(1,177)	–	–	–	(1,177)	(5)	(1,182)
Change in scope of consolidation, net	–	–	–	–	–	–	107	107
Balance at end of period	64	26,655	30,392	(190)	(15,977)	40,944	1,083	42,027
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
6M15 (CHF million)
Balance at beginning of period	64	27,007		32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(214)	(214)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	45	45
Net income/(loss)	–	–		2,105	–	–	2,105	(5)	2,100
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,317)	(2,317)	(54)	(2,371)
Issuance of common shares	1	710		–	–	–	711	–	711
Sale of treasury shares	–	(3)		–	7,438	–	7,435	–	7,435
Repurchase of treasury shares	–	–		–	(8,385)	–	(8,385)	–	(8,385)
Share-based compensation, net of tax	–	(857)	[3]	–	988	–	131	–	131
Financial instruments indexed to own shares [4]	–	140		–	–	–	140	–	140
Dividends paid	–	(1,137)	[5]	–	–	–	(1,137)	–	(1,137)
Changes in scope of consolidation, net	–	–		–	–	–	–	6	6
Other	–	–		–	–	–	–	(2)	(2)
Balance at end of period	65	25,860		34,188	(151)	(17,320)	42,642	818	43,460
6M14 (CHF million)
Balance at beginning of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	238		–	–	–	238	(1,938)	(1,700)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	35	35
Net income/(loss)	–	–		159	–	–	159	394	553
Total other comprehensive income/(loss), net of tax	–	–		–	–	(102)	(102)	(22)	(124)
Issuance of common shares	–	297		–	–	–	297	–	297
Sale of treasury shares	–	(3)		–	4,036	–	4,033	–	4,033
Repurchase of treasury shares	–	–		–	(4,792)	–	(4,792)	–	(4,792)
Share-based compensation, net of tax	–	(747)		–	705	–	(42)	–	(42)
Financial instruments indexed to own shares	–	193		–	–	–	193	–	193
Dividends paid	–	(1,177)		(28)	–	–	(1,205)	(22)	(1,227)
Changes in redeemable noncontrolling interests	–	2		–	–	–	2	–	2
Changes in scope of consolidation, net	–	–		–	–	–	–	(2,366)	(2,366)
Other	–	(1)		–	–	–	(1)	–	(1)
Balance at end of period	64	26,655		30,392	(190)	(15,977)	40,944	1,083	42,027
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (12) million from the excess recognized compensation expense over fair value of shares delivered.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of reserves from capital contributions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M15	6M14
Operating activities of continuing operations (CHF million)
Net income	2,100	553
(Income)/loss from discontinued operations, net of tax	0	(6)
Income from continuing operations	2,100	547
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	520	621
Provision for credit losses	81	52
Deferred tax provision/(benefit)	708	562
Share of net income/(loss) from equity method investments	(33)	251
Trading assets and liabilities, net	12,857	(5,986)
(Increase)/decrease in other assets	(8,431)	(10,291)
Increase/(decrease) in other liabilities	(5,216)	(4,124)
Other, net	193	750
Total adjustments	679	(18,165)
Net cash provided by/(used in) operating activities of continuing operations	2,779	(17,618)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	305	(243)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	16,054	(5,756)
Purchase of investment securities	(272)	(459)
Proceeds from sale of investment securities	14	48
Maturities of investment securities	342	92
Investments in subsidiaries and other investments	(335)	(483)
Proceeds from sale of other investments	951	850
(Increase)/decrease in loans	(3,677)	(9,057)
Proceeds from sales of loans	1,018	943
Capital expenditures for premises and equipment and other intangible assets	(474)	(411)
Proceeds from sale of premises and equipment and other intangible assets	11	0
Other, net	195	150
Net cash provided by/(used in) investing activities of continuing operations	14,132	(14,326)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M15	6M14
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	1,065	16,644
Increase/(decrease) in short-term borrowings	1,110	9,095
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(7,873)	(5,659)
Issuances of long-term debt	47,503	32,023
Repayments of long-term debt	(29,565)	(19,616)
Issuances of common shares	1	297
Sale of treasury shares	7,435	4,033
Repurchase of treasury shares	(8,385)	(4,792)
Dividends paid	(427)	(1,227)
Other, net	384	(1,468)
Net cash provided by/(used in) financing activities of continuing operations	11,248	29,330
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(3,454)	574
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	(183)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	24,705	(2,223)

Cash and due from banks at beginning of period	79,349	68,692
Cash and due from banks at end of period	104,054	66,469
Supplemental cash flow information (unaudited)
in	6M15	6M14
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	683	812
Cash paid for interest	5,601	5,468
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	2	32
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	34	8
Liabilities sold	7	1
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2014 included in the Credit Suisse Annual Report 2014.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 1Q15 consolidated statements of operations and comprehensive income, the 1Q15 and 2Q14 consolidated balance sheets and the 2Q15, 1Q15 and 2Q14 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for a description of accounting standards adopted in 2014.
ASC Topic 310 – Receivables
In January 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-04, “Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure” (ASU 2014-04), an update to Accounting Standards Codification (ASC) Topic 310 – Receivables. The amendments require interim and annual disclosure of both (i) the amount of foreclosed residential real estate property held by the creditor and (ii) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The adoption of ASU 2014-04 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 860 – Transfers and Servicing
In June 2014, the FASB issued ASU 2014-11, “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (ASU 2014-11), an update to ASC Topic 860 – Transfers and Servicing. ASU 2014-11 amends the accounting guidance for repurchase-to-maturity transactions and repurchase financing arrangements. As a result of these amendments repurchase-to-maturity transactions will be reported as secured borrowings. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also specify new disclosures that entities must include. The adoption of ASU 2014-11 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations and cash flows.
Standards to be adopted in future periods
ASC Topic 205 – Presentation of Financial Statements
In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15), an update to ASC Topic 205 – Presentation of Financial Statements. The amendments in ASU 2014-15 provide guidance in US GAAP about management’s responsibility to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures in the notes to the financial statements. The amendments are expected to reduce diversity in the timing and content of such disclosures. ASU 2014-15 is effective for the annual reporting period ending after December 15, 2016, and for the interim and annual reporting periods thereafter. Early adoption is permitted. As these amendments relate only to disclosures, there will be no impact of the adoption of ASU 2014-15 on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 from interim and annual periods beginning after December 15, 2016 to December 15, 2017. The Group is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s financial position, results of operations and cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12), an update to Topic 718 – Compensation – Stock Compensation. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2014-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 810 – Consolidation
In February 2015, the FASB issued ASU 2015-02, “Amendments to the Consolidation Analysis” (ASU 2015-02), an update to ASC Topic 810 – Consolidation. The amendments in ASU 2015-02 rescind the indefinite deferral for certain investment funds, which is included in ASU 2010-10, Consolidation (ASC Topic 810), “Amendments for Certain Investment Funds”. The amendments in ASU 2015-02 also require a re-evaluation as to whether certain legal entities require consolidation under the revised consolidation model, specifically as it relates to whether limited partnerships and similar legal entities are VIEs or voting interest entities, the elimination of the presumption that a general partner controls a partnership, and the consolidation analysis of VIEs, particularly those that have fee arrangements and related party relationships. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-02 on the Group’s financial position, results of operations and cash flows.
In August 2014, the FASB issued ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity” (ASU 2014-13), an update to ASC Topic 810 – Consolidation. ASU 2014-13 applies to reporting entities that are required to consolidate a collateralized financing entity (CFE) under the VIEs guidance. These entities may elect to measure the financial assets and the financial liabilities of the CFE at fair value using either ASC Topic 820 – Fair Value Measurements or an alternative provided in ASU 2014-13. When using the measurement alternative provided in this update, the reporting entity should measure both the financial assets and the financial liabilities of the CFE, using the most observable of (i) the fair value of the financial assets and (ii) the fair value of the financial liabilities. ASU 2014-13 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted as of the beginning of an annual period. The Group is currently evaluating the impact of the adoption of ASU 2014-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In November 2014, the FASB issued ASU 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (ASU 2014-16), an update to ASC Topic 815 – Derivatives and Hedging. The amendments in ASU 2014-16 clarify that for hybrid financial instruments issued in the form of a share, an entity (an issuer or an investor) should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. ASU 2014-16 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted as of the beginning of an annual or interim period. The Group is currently evaluating the impact of the adoption of ASU 2014-16 on the Group’s financial position, results of operations and cash flows.
ASC Topic 820 – Fair Value Management
In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2015-07), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and change the scope of certain disclosure requirements to those investments for which an entity has elected using that practical expedient. ASU 2015-07 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-07 on the Group’s financial position, results of operations and cash flows.
ASC Topic 835 – Interest
In April 2015, the FASB issued ASU 2015-03, “Interest – Imputation of Interest” (ASU 2015-03), an update to ASC Topic 835 – Interest. Under ASU 2015-03, an entity presents debt issuance costs in the balance sheet as a direct deduction from the related debt liability rather than an asset. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015. The Group is currently evaluating the impact of the adoption of ASU 2015-03 on the Group’s financial position, results of operations and cash flows.

3 Business developments
In August 2014, the Group announced the sale of Prime Fund Services (PFS), including the existing PFS team, to BNP Paribas. The transaction closed in the second quarter of 2015. Revenues, expenses and the pre-tax gain on the disposal from this sale were immaterial.
4 Discontinued operations
There were no operations that were discontinued in 6M15.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
Assets held-for-sale
end of	2Q14
German private banking business (CHF million)
Cash	277
Loans	686
Other assets	16
Total assets held-for-sale	979
Group (CHF million)
Total assets held-for-sale	979
Liabilities held-for-sale
end of	2Q14
German private banking business (CHF million)
Deposits	696
Other liabilities	46
Total liabilities held-for-sale	742
Group (CHF million)
Total liabilities held-for-sale	742
For the operations discontinued in 2014, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
The results of operations of the businesses sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented. The assets and liabilities of discontinued operations for which the sale has not yet been completed are presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, and prior periods are not reclassified.

Income/(loss) from discontinued operations
in	2Q14	6M14
Operations-related (CHF million)
Net revenues	12	24
of which German private banking business	12	20
of which CFIG	–	0
Operating expenses	12	28
of which German private banking business	12	26
of which CFIG	–	0
Income tax expense/(benefit)	0	1
of which German private banking business	0	0
of which CFIG	–	0
Income/(loss), net of tax	0	(5)
of which German private banking business	0	(6)
of which CFIG	–	0
Transaction-related (CHF million)
Gain on disposal	–	91
of which CFIG	–	91
Operating expenses	9	41
of which German private banking business	9	35
of which CFIG	–	0
Income tax expense/(benefit)	0	39
of which CFIG	–	42
Income/(loss), net of tax	(9)	11
of which German private banking business	(9)	(35)
of which CFIG	–	49
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	(9)	6
of which German private banking business	(9)	(41)
of which CFIG	–	49

5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. For the operations discontinued, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
Beginning in 2Q14, the majority of the balance sheet usage related to a portfolio of high-quality liquid assets managed by the Treasury function and previously recorded in the Corporate Center has been allocated to the business divisions to allow for more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements arising from the portfolio of assets.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on segment information, revenue sharing and cost allocation, funding and taxes.
Net revenues and income before taxes
in	2Q15	1Q15	2Q14	6M15	6M14
Net revenues (CHF million)
Private Banking & Wealth Management	3,152	2,972	3,046	6,124	6,286
Investment Banking	3,381	3,583	3,342	6,964	6,758
Corporate Center	408	118	45	526	(142)
Noncontrolling interests without SEI	14	(26)	30	(12)	390
Net revenues	6,955	6,647	6,463	13,602	13,292
Income/(loss) from continuing operations before taxes (CHF million)
Private Banking & Wealth Management	937	834	(749)	1,771	263
Investment Banking	615	945	752	1,560	1,579
Corporate Center	94	(241)	(373)	(147)	(812)
Noncontrolling interests without SEI	10	(27)	24	(17)	367
Income/(loss) from continuing operations before taxes	1,656	1,511	(346)	3,167	1,397
Total assets
end of	2Q15	1Q15	4Q14	2Q14
Total assets (CHF million)
Private Banking & Wealth Management	356,057	366,391	345,949	322,669
Investment Banking	459,977	489,202	529,044	525,101
Corporate Center	62,425	47,797	45,248	42,509
Noncontrolling interests without SEI	863	1,000	1,221	1,301
Total assets	879,322	904,390	921,462	891,580

6 Net interest income
in	2Q15	1Q15	2Q14	6M15	6M14
Net interest income (CHF million)
Loans	1,315	1,317	1,216	2,632	2,442
Investment securities	18	13	11	31	22
Trading assets	3,330	1,953	3,394	5,283	5,562
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	679	650	542	1,329	1,103
Other	561	557	527	1,118	1,006
Interest and dividend income	5,903	4,490	5,690	10,393	10,135
Deposits	(221)	(255)	(248)	(476)	(484)
Short-term borrowings	(28)	(34)	(30)	(62)	(52)
Trading liabilities	(1,511)	(795)	(1,626)	(2,306)	(2,387)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(325)	(315)	(262)	(640)	(523)
Long-term debt	(895)	(886)	(854)	(1,781)	(1,781)
Other	(54)	(53)	(84)	(107)	(144)
Interest expense	(3,034)	(2,338)	(3,104)	(5,372)	(5,371)
Net interest income	2,869	2,152	2,586	5,021	4,764
7 Commissions and fees
in	2Q15	1Q15	2Q14	6M15	6M14
Commissions and fees (CHF million)
Lending business	426	300	454	726	888
Investment and portfolio management	864	833	891	1,697	1,825
Other securities business	21	22	25	43	48
Fiduciary business	885	855	916	1,740	1,873
Underwriting	487	445	603	932	1,063
Brokerage	978	1,008	890	1,986	1,863
Underwriting and brokerage	1,465	1,453	1,493	2,918	2,926
Other services	483	371	446	854	897
Commissions and fees	3,259	2,979	3,309	6,238	6,584
8 Trading revenues
in	2Q15	1Q15	2Q14	6M15	6M14
Trading revenues (CHF million)
Interest rate products	1,569	2,594	2,969	4,163	4,219
Foreign exchange products	340	(853)	(1,337)	(513)	(2,351)
Equity/index-related products	(1,126)	(159)	(680)	(1,285)	(504)
Credit products	(111)	(349)	(850)	(460)	(810)
Commodity, emission and energy products	28	(10)	(17)	18	46
Other products	(202)	167	112	(35)	235
Trading revenues	498	1,390	197	1,888	835
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on trading revenues and managing trading risks.

9 Other revenues
in	2Q15	1Q15	2Q14	6M15	6M14
Other revenues (CHF million)
Noncontrolling interests without SEI	14	(28)	25	(14)	383
Loans held-for-sale	(19)	(8)	(1)	(27)	0
Long-lived assets held-for-sale	1	2	(2)	3	26
Equity method investments	51	46	55	97	116
Other investments	93	(72)	97	21	207
Other	189	186	197	375	377
Other revenues	329	126	371	455	1,109
10 Provision for credit losses
in	2Q15	1Q15	2Q14	6M15	6M14
Provision for credit losses (CHF million)
Provision for loan losses	36	31	22	67	52
Provision for lending-related and other exposures	15	(1)	(4)	14	0
Provision for credit losses	51	30	18	81	52
11 Compensation and benefits
in	2Q15	1Q15	2Q14	6M15	6M14
Compensation and benefits (CHF million)
Salaries and variable compensation	2,474	2,617	2,536	5,091	5,189
Social security	274	191	283	465	471
Other [1]	166	168	154	334	306
Compensation and benefits [2]	2,914	2,976	2,973	5,890	5,966
1 Includes pension and other post-retirement expense of CHF 82 million, CHF 90 million, CHF 85 million, CHF 172 million and CHF 169 million in 2Q15, 1Q15, 2Q14, 6M15 and 6M14, respectively.
2
Includes severance and other compensation expense relating to headcount reductions of CHF 48 million, CHF 49 million, CHF 63 million, CHF 97 million and CHF 87 million in 2Q15, 1Q15, 2Q14, 6M15 and 6M14, respectively.

12 General and administrative expenses
in	2Q15	1Q15	2Q14	6M15	6M14
General and administrative expenses (CHF million)
Occupancy expenses	250	243	305	493	578
IT, machinery, etc.	296	316	347	612	688
Provisions and losses	131	73	1,810	204	1,921
Travel and entertainment	95	89	90	184	171
Professional services	744	632	545	1,376	1,071
Amortization and impairment of other intangible assets	5	6	5	11	10
Other	407	379	339	786	692
General and administrative expenses	1,928	1,738	3,441	3,666	5,131

13 Earnings per share
in	2Q15	1Q15	2Q14		6M15	6M14
Basic net income/(loss) attributable to shareholders (CHF million)
Income/(loss) from continuing operations	1,051	1,054	(691)		2,105	153
Income/(loss) from discontinued operations, net of tax	0	0	(9)		0	6
Net income/(loss) attributable to shareholders	1,051	1,054	(700)		2,105	159
Preferred securities dividends	–	–	–		–	(28)
Net income/(loss) attributable to shareholders for basic earnings per share	1,051	1,054	(700)		2,105	131
Available for common shares	1,029	1,028	(752)		2,059	79
Available for unvested share-based payment awards	22	26	52		46	52
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	1,051	1,054	(700)		2,105	131
Available for common shares	1,029	1,028	(752)		2,060	79
Available for unvested share-based payment awards	22	26	52		45	52
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,641.0	1,621.5	1,625.0		1,631.3	1,623.1
Dilutive share options and warrants	0.9	1.0	0.0		0.9	0.7
Dilutive share awards	44.6	30.8	0.0		37.7	2.6
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,686.5	1,653.3	1,625.0	[2]	1,669.9	1,626.4
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	21.8	41.3	68.3		31.6	81.9
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share from continuing operations	0.63	0.63	(0.45)		1.26	0.05
Basic earnings/(loss) per share from discontinued operations	0.00	0.00	(0.01)		0.00	0.00
Basic earnings/(loss) per share available for common shares	0.63	0.63	(0.46)		1.26	0.05
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings/(loss) per share from continuing operations	0.61	0.62	(0.45)		1.23	0.05
Diluted earnings/(loss) per share from discontinued operations	0.00	0.00	(0.01)		0.00	0.00
Diluted earnings/(loss) per share available for common shares	0.61	0.62	(0.46)		1.23	0.05
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 7.2 million, 9.2 million, 8.8 million, 8.2 million and 8.9 million for 2Q15, 1Q15, 2Q14, 6M15 and 6M14, respectively.

2
Due to the net loss in 2Q14, 1.3 million weighted-average share options and warrants outstanding and 12.2 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Trading assets and liabilities
end of	2Q15	1Q15	4Q14	2Q14
Trading assets (CHF million)
Debt securities	83,371	91,263	94,391	105,038
Equity securities	80,326	93,383	94,294	88,159
Derivative instruments [1]	29,995	36,833	38,012	30,957
Other	11,996	14,085	14,434	11,273
Trading assets	205,688	235,564	241,131	235,427
Trading liabilities (CHF million)
Short positions	32,846	33,133	35,784	40,617
Derivative instruments [1]	26,544	36,624	36,871	34,512
Trading liabilities	59,390	69,757	72,655	75,129
1 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	2Q15	1Q15	4Q14	2Q14
Cash collateral – netted (CHF million) [1]
Cash collateral paid	31,472	41,223	33,404	25,122
Cash collateral received	22,991	32,292	28,147	20,058
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	7,514	11,399	10,905	8,097
Cash collateral received	15,387	15,887	17,043	12,844
1 Recorded as cash collateral netting on derivative instruments in Note 20 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.
15 Investment securities
end of	2Q15	1Q15	4Q14	2Q14
Investment securities (CHF million)
Securities held-to-maturity	0	244	0	0
Securities available-for-sale	3,370	2,808	2,791	3,323
Total investment securities	3,370	3,052	2,791	3,323
Investment securities by type
end of	2Q15				4Q14
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	274	22	0	296	286	18	0	304
Debt securities issued by foreign governments	1,766	30	0	1,796	2,020	47	1	2,066
Corporate debt securities	254	0	0	254	313	0	0	313
Residential mortgage-backed securities	687	0	0	687	0	0	0	0
Commercial mortgage-backed securities	246	0	0	246	0	0	0	0
Debt securities available-for-sale	3,227	52	0	3,279	2,619	65	1	2,683
Banks, trust and insurance companies	64	23	0	87	73	25	0	98
Industry and all other	4	0	0	4	10	0	0	10
Equity securities available-for-sale	68	23	0	91	83	25	0	108
Securities available-for-sale	3,295	75	0	3,370	2,702	90	1	2,791

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
4Q14 (CHF million)
Debt securities issued by foreign governments	49	1	0	0	49	1
Debt securities available-for-sale	49	1	0	0	49	1
There were no unrealized losses on investment securities as of the end of 2Q15. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	6M15		6M14
	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	0	14	41	7
Realized gains	0	1	0	0
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2Q15 (CHF million)
Due within 1 year	748	749	2.30
Due from 1 to 5 years	1,362	1,398	0.95
Due from 5 to 10 years	177	190	1.19
Due after 10 years	940	942	3.21
Total debt securities	3,227	3,279	1.93

16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on loans, allowance for loan losses, credit quality and impaired loans.
Loans
end of	2Q15	1Q15	4Q14	2Q14
Loans (CHF million)
Mortgages	100,307	98,901	98,802	96,915
Loans collateralized by securities	39,300	39,120	39,818	35,882
Consumer finance	4,119	4,480	4,323	5,438
Consumer	143,726	142,501	142,943	138,235
Real estate	28,446	29,254	29,198	27,268
Commercial and industrial loans	75,750	75,082	75,046	65,734
Financial institutions	19,705	20,929	22,343	21,058
Governments and public institutions	3,393	3,895	3,891	3,177
Corporate & institutional	127,294	129,160	130,478	117,237
Gross loans	271,020	271,661	273,421	255,472
of which held at amortized cost	251,242	249,747	250,508	235,575
of which held at fair value	19,778	21,914	22,913	19,897
Net (unearned income)/deferred expenses	(127)	(120)	(112)	(119)
Allowance for loan losses	(722)	(767)	(758)	(821)
Net loans	270,171	270,774	272,551	254,532
Gross loans by location (CHF million)
Switzerland	156,024	156,720	155,767	156,377
Foreign	114,996	114,941	117,654	99,095
Gross loans	271,020	271,661	273,421	255,472
Impaired loan portfolio (CHF million)
Non-performing loans	717	701	753	851
Non-interest-earning loans	224	275	279	286
Total non-performing and non-interest-earning loans	941	976	1,032	1,137
Restructured loans	253	243	171	83
Potential problem loans	376	204	187	252
Total other impaired loans	629	447	358	335
Gross impaired loans	1,570	1,423	1,390	1,472

Allowance for loan losses by loan portfolio
	2Q15			1Q15			2Q14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	245	522	767	251	507	758	263	603	866
Net movements recognized in statements of operations	16	20	36	15	16	31	20	2	22
Gross write-offs	(57)	(25)	(82)	(21)	(4)	(25)	(28)	(64)	(92)
Recoveries	4	2	6	2	7	9	4	15	19
Net write-offs	(53)	(23)	(76)	(19)	3	(16)	(24)	(49)	(73)
Provisions for interest	1	2	3	1	8	9	0	3	3
Foreign currency translation impact and other adjustments, net	(2)	(6)	(8)	(3)	(12)	(15)	1	2	3
Balance at end of period	207	515	722	245	522	767	260	561	821
of which individually evaluated for impairment	162	348	510	198	352	550	210	403	613
of which collectively evaluated for impairment	45	167	212	47	170	217	50	158	208
Gross loans held at amortized cost (CHF million)
Balance at end of period	143,711	107,531	251,242	142,483	107,264	249,747	138,223	97,352	235,575
of which individually evaluated for impairment [1]	650	920	1,570	562	861	1,423	613	859	1,472
of which collectively evaluated for impairment	143,061	106,611	249,672	141,921	106,403	248,324	137,610	96,493	234,103
	6M15			6M14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	251	507	758	267	602	869
Net movements recognized in statements of operations	31	36	67	37	15	52
Gross write-offs	(78)	(29)	(107)	(54)	(84)	(138)
Recoveries	6	9	15	9	20	29
Net write-offs	(72)	(20)	(92)	(45)	(64)	(109)
Provisions for interest	2	10	12	1	7	8
Foreign currency translation impact and other adjustments, net	(5)	(18)	(23)	0	1	1
Balance at end of period	207	515	722	260	561	821
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
in	2Q15			1Q15			2Q14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	115	1,357	1,472	116	991	1,107	18	982	1,000
Reclassifications from loans held-for-sale [2]	0	35	35	0	123	123	0	165	165
Reclassifications to loans held-for-sale [3]	0	167	167	0	206	206	0	334	334
Sales [3]	0	134	134	0	80	80	0	11	11
in	6M15			6M14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	231	2,348	2,579	29	1,405	1,434
Reclassifications from loans held-for-sale [2]	0	158	158	0	188	188
Reclassifications to loans held-for-sale [3]	0	373	373	0	410	410
Sales [3]	0	214	214	0	64	64
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses detailed internal risk ratings which are aggregated to the credit quality indicators investment grade and non-investment grade.
The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2014 for further information on internal ratings and the scope of the credit quality disclosures.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	Ratings AAA to BBB	Ratings BB to C	Rating D	Total
2Q15 (CHF million)
Mortgages	84,882	15,215	210	100,307
Loans collateralized by securities	36,700	2,446	154	39,300
Consumer finance	1,439	2,435	230	4,104
Consumer	123,021	20,096	594	143,711
Real estate	20,862	6,734	62	27,658
Commercial and industrial loans	32,535	31,508	616	64,659
Financial institutions	10,490	3,375	113	13,978
Governments and public institutions	882	354	0	1,236
Corporate & institutional	64,769	41,971	791	107,531
Gross loans held at amortized cost	187,790	62,067	1,385	251,242
Value of collateral [1]	175,201	51,120	867	227,188
4Q14 (CHF million)
Mortgages	82,360	16,249	193	98,802
Loans collateralized by securities	37,426	2,306	86	39,818
Consumer finance	1,717	2,348	241	4,306
Consumer	121,503	20,903	520	142,926
Real estate	20,883	7,224	68	28,175
Commercial and industrial loans	31,362	31,473	541	63,376
Financial institutions	11,893	2,624	106	14,623
Governments and public institutions	992	416	0	1,408
Corporate & institutional	65,130	41,737	715	107,582
Gross loans held at amortized cost	186,633	62,640	1,235	250,508
Value of collateral [1]	174,338	50,631	650	225,619
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.
Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2Q15 (CHF million)
Mortgages	99,980	138	14	10	165	327	100,307
Loans collateralized by securities	39,004	245	1	1	49	296	39,300
Consumer finance	3,348	460	64	49	183	756	4,104
Consumer	142,332	843	79	60	397	1,379	143,711
Real estate	27,545	42	10	3	58	113	27,658
Commercial and industrial loans	63,527	737	16	87	292	1,132	64,659
Financial institutions	13,748	127	4	1	98	230	13,978
Governments and public institutions	1,225	11	0	0	0	11	1,236
Corporate & institutional	106,045	917	30	91	448	1,486	107,531
Gross loans held at amortized cost	248,377	1,760	109	151	845	2,865	251,242
4Q14 (CHF million)
Mortgages	98,519	99	14	9	161	283	98,802
Loans collateralized by securities	39,648	81	1	1	87	170	39,818
Consumer finance	3,784	231	60	46	185	522	4,306
Consumer	141,951	411	75	56	433	975	142,926
Real estate	28,084	24	1	4	62	91	28,175
Commercial and industrial loans	62,305	719	20	39	293	1,071	63,376
Financial institutions	14,459	41	0	0	123	164	14,623
Governments and public institutions	1,383	25	0	0	0	25	1,408
Corporate & institutional	106,231	809	21	43	478	1,351	107,582
Gross loans held at amortized cost	248,182	1,220	96	99	911	2,326	250,508
Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2014 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
2Q15 (CHF million)
Mortgages	168	27	195	4	48	52	247	[1]
Loans collateralized by securities	23	27	50	0	121	121	171
Consumer finance	209	22	231	0	1	1	232
Consumer	400	76	476	4	170	174	650
Real estate	43	19	62	0	4	4	66
Commercial and industrial loans	216	89	305	221	197	418	723
Financial institutions	58	40	98	28	5	33	131
Corporate & institutional	317	148	465	249	206	455	920
Gross impaired loans	717	224	941	253	376	629	1,570
4Q14 (CHF million)
Mortgages	189	19	208	4	39	43	251	[1]
Loans collateralized by securities	11	75	86	0	2	2	88
Consumer finance	225	17	242	0	1	1	243
Consumer	425	111	536	4	42	46	582
Real estate	50	16	66	0	9	9	75
Commercial and industrial loans	190	116	306	167	133	300	606
Financial institutions	88	36	124	0	3	3	127
Corporate & institutional	328	168	496	167	145	312	808
Gross impaired loans	753	279	1,032	171	187	358	1,390
1
As of the end of 2Q15 and 4Q14, CHF 96 million and CHF 80 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	2Q15			4Q14
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	194	182	27	205	194	27
Loans collateralized by securities	27	24	4	63	60	53
Consumer finance	225	206	131	236	217	122
Consumer	446	412	162	504	471	202
Real estate	66	62	7	68	64	7
Commercial and industrial loans	598	581	271	599	570	259
Financial institutions	131	126	70	126	120	72
Corporate & institutional	795	769	348	793	754	338
Gross impaired loans with a specific allowance	1,241	1,181	510	1,297	1,225	540
Mortgages	53	53	–	46	46	–
Loans collateralized by securities	144	144	–	25	25	–
Consumer finance	7	7	–	7	7	–
Consumer	204	204	–	78	78	–
Real estate	0	0	–	7	7	–
Commercial and industrial loans	125	125	–	7	7	–
Financial institutions	0	0	–	1	1	–
Corporate & institutional	125	125	–	15	15	–
Gross impaired loans without specific allowance	329	329	–	93	93	–
Gross impaired loans	1,570	1,510	510	1,390	1,318	540
of which consumer	650	616	162	582	549	202
of which corporate & institutional	920	894	348	808	769	338

Gross impaired loan detail (continued)
in	2Q15			1Q15			2Q14
	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	177	1	1	180	0	0	197	1	1
Loans collateralized by securities	39	0	0	59	0	0	65	0	0
Consumer finance	225	1	1	230	0	0	223	0	0
Consumer	441	2	2	469	0	0	485	1	1
Real estate	65	0	0	65	0	0	81	0	0
Commercial and industrial loans	597	2	2	552	1	1	676	0	0
Financial institutions	147	0	0	137	1	1	119	0	0
Corporate & institutional	809	2	2	754	2	2	876	0	0
Gross impaired loans with a specific allowance	1,250	4	4	1,223	2	2	1,361	1	1
Mortgages	64	0	0	50	0	0	30	0	0
Loans collateralized by securities	42	0	0	22	0	0	40	0	0
Consumer finance	7	0	0	7	0	0	22	0	0
Consumer	113	0	0	79	0	0	92	0	0
Real estate	13	0	0	8	0	0	19	0	0
Commercial and industrial loans	35	0	0	13	0	0	12	0	0
Financial institutions	1	0	0	1	0	0	0	0	0
Corporate & institutional	49	0	0	22	0	0	31	0	0
Gross impaired loans without specific allowance	162	0	0	101	0	0	123	0	0
Gross impaired loans	1,412	4	4	1,324	2	2	1,484	1	1
of which consumer	554	2	2	548	0	0	577	1	1
of which corporate & institutional	858	2	2	776	2	2	907	0	0

Gross impaired loan detail (continued)
in	6M15			6M14
	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	179	1	1	198	1	1
Loans collateralized by securities	49	0	0	65	0	0
Consumer finance	226	1	1	226	0	0
Consumer	454	2	2	489	1	1
Real estate	65	0	0	80	0	0
Commercial and industrial loans	573	3	3	688	0	0
Financial institutions	141	1	1	124	0	0
Corporate & institutional	779	4	4	892	0	0
Gross impaired loans with a specific allowance	1,233	6	6	1,381	1	1
Mortgages	57	0	0	25	0	0
Loans collateralized by securities	32	0	0	34	0	0
Consumer finance	7	0	0	20	0	0
Consumer	96	0	0	79	0	0
Real estate	10	0	0	13	0	0
Commercial and industrial loans	24	0	0	12	0	0
Financial institutions	1	0	0	0	0	0
Corporate & institutional	35	0	0	25	0	0
Gross impaired loans without specific allowance	131	0	0	104	0	0
Gross impaired loans	1,364	6	6	1,485	1	1
of which consumer	550	2	2	568	1	1
of which corporate & institutional	814	4	4	917	0	0
Restructured loans held at amortized cost
in	2Q15			1Q15			2Q14
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Commercial and industrial loans	2	21	21	2	71	78	2	78	56
Total	2	21	21	2	71	78	2	78	56
in	6M15			6M14
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Commercial and industrial loans	4	92	99	3	107	85
Total	4	92	99	3	107	85
In 2Q15 and 6M15, respectively, the Group reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 65 million, which had been restructured within the previous 12 months. In 2Q14 and 6M14, respectively, the Group did not experience a default of such loans.
In 6M15, the loan modifications of the Group included interest rate reductions to rates lower than the current market rate for new loans with similar risk, extended repayment terms and added penalty interest.

17 Other assets and other liabilities
end of	2Q15	1Q15	4Q14	2Q14
Other assets (CHF million)
Cash collateral on derivative instruments	7,514	11,399	10,905	8,097
Cash collateral on non-derivative transactions	1,268	1,636	3,238	2,445
Derivative instruments used for hedging	1,370	1,589	1,539	2,100
Assets held-for-sale	24,584	25,491	26,544	20,102
of which loans [1]	24,101	24,963	25,911	19,755
of which real estate [2]	375	431	535	347
of which long-lived assets	108	97	98	0
Assets held for separate accounts	4,036	4,578	5,650	9,046
Interest and fees receivable	5,900	5,992	6,237	6,041
Deferred tax assets	5,154	5,768	6,077	5,557
Prepaid expenses	614	571	517	649
Failed purchases	2,409	2,870	3,138	2,996
Other	6,900	6,603	6,713	7,656
Other assets	59,749	66,497	70,558	64,689
Other liabilities (CHF million)
Cash collateral on derivative instruments	15,387	15,887	17,043	12,844
Cash collateral on non-derivative transactions	1,417	839	797	740
Derivative instruments used for hedging	246	381	469	202
Provisions	1,214	1,202	1,358	2,653
of which off-balance sheet risk	70	98	103	59
Liabilities held for separate accounts	4,036	4,578	5,650	9,046
Interest and fees payable	6,004	5,352	6,531	6,055
Current tax liabilities	758	723	821	788
Deferred tax liabilities	120	74	47	423
Failed sales	1,345	1,578	1,313	1,267
Other	14,774	14,735	16,941	14,895
Other liabilities	45,301	45,349	50,970	48,913
1
Included as of the end of 2Q15, 1Q15, 4Q14 and 2Q14 were CHF 1,022 million, CHF 1,325 million, CHF 1,103 million and CHF 1,233 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 62 million, CHF 62 million, CHF 226 million and CHF 232 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP.

2
As of the end of 2Q15, 1Q15, 4Q14 and 2Q14, real estate held-for-sale included foreclosed or repossessed real estate of CHF 58 million, CHF 62 million, CHF 169 million and CHF 196 million, respectively, of which CHF 1 million, CHF 1 million, CHF 2 million and CHF 7 million, respectively were related to residential real estate.

18 Long-term debt
Long-term debt
end of	2Q15	1Q15	4Q14	2Q14
Long-term debt (CHF million)
Senior	146,846	137,867	139,267	108,419
Subordinated	23,837	24,836	25,179	23,551
Non-recourse liabilities from consolidated VIEs	11,972	12,975	13,452	11,857
Long-term debt	182,655	175,678	177,898	143,827
of which reported at fair value	76,517	78,390	81,166	70,217
of which structured notes	50,602	50,929	50,469	41,739
Structured notes by product
end of	2Q15	1Q15	4Q14	2Q14
Structured notes (CHF million)
Equity	34,150	35,041	35,309	29,855
Fixed income	8,958	8,605	8,321	6,080
Credit	4,965	4,897	5,244	4,778
Other	2,529	2,386	1,595	1,026
Total structured notes	50,602	50,929	50,469	41,739

19 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income/ (loss)
2Q15 (CHF million)
Balance at beginning of period	(23)	(12,947)	74	(3,921)	431	(16,386)
Increase/(decrease)	25	(1,027)	(11)	6	0	(1,007)
Increase/(decrease) due to equity method investments	(1)	0	0	0	0	(1)
Reclassification adjustments, included in net income	7	4	(1)	86	(22)	74
Total increase/(decrease)	31	(1,023)	(12)	92	(22)	(934)
Balance at end of period	8	(13,970)	62	(3,829)	409	(17,320)
1Q15 (CHF million)
Balance at beginning of period	(31)	(11,478)	64	(4,010)	452	(15,003)
Increase/(decrease)	18	(1,471)	10	1	0	(1,442)
Increase/(decrease) due to equity method investments	(16)	0	0	0	0	(16)
Reclassification adjustments, included in net income	6	2	0	88	(21)	75
Total increase/(decrease)	8	(1,469)	10	89	(21)	(1,383)
Balance at end of period	(23)	(12,947)	74	(3,921)	431	(16,386)
2Q14 (CHF million)
Balance at beginning of period	6	(13,922)	60	(2,722)	495	(16,083)
Increase/(decrease)	12	62	12	4	0	90
Increase/(decrease) due to equity method investments	5	0	0	0	0	5
Reclassification adjustments, included in net income	(5)	0	0	38	(22)	11
Total increase/(decrease)	12	62	12	42	(22)	106
Balance at end of period	18	(13,860)	72	(2,680)	473	(15,977)
6M15 (CHF million)
Balance at beginning of period	(31)	(11,478)	64	(4,010)	452	(15,003)
Increase/(decrease)	43	(2,498)	(1)	7	0	(2,449)
Increase/(decrease) due to equity method investments	(17)	0	0	0	0	(17)
Reclassification adjustments, included in net income	13	6	(1)	174	(43)	149
Total increase/(decrease)	39	(2,492)	(2)	181	(43)	(2,317)
Balance at end of period	8	(13,970)	62	(3,829)	409	(17,320)
6M14 (CHF million)
Balance at beginning of period	(11)	(13,674)	52	(2,757)	515	(15,875)
Increase/(decrease)	24	(186)	20	1	0	(141)
Increase/(decrease) due to equity method investments	13	0	0	0	0	13
Reclassification adjustments, included in net income	(8)	0	0	76	(42)	26
Total increase/(decrease)	29	(186)	20	77	(42)	(102)
Balance at end of period	18	(13,860)	72	(2,680)	473	(15,977)

Details on significant reclassification adjustments
in	2Q15	1Q15	2Q14	6M15	6M14
Reclassification adjustments, included in net income (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	110	112	50	222	100
Tax expense/(benefit)	(24)	(24)	(12)	(48)	(24)
Net of tax	86	88	38	174	76
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(29)	(28)	(28)	(57)	(53)
Tax expense	7	7	6	14	11
Net of tax	(22)	(21)	(22)	(43)	(42)
1 These components are included in the computation of total benefit costs. Refer to "Note 23 – Pension and other post-retirement benefits" for further information.
Additional share information
	2Q15		1Q15		2Q14		6M15		6M14
Common shares issued
Balance at beginning of period	1,607,168,947		1,607,168,947		1,596,119,349		1,607,168,947		1,596,119,349
Issuance of common shares	31,226,399		0		11,049,598		31,226,399		11,049,598
of which share-based compensation	0		0		11,049,598		0		11,049,598
Balance at end of period	1,638,395,346		1,607,168,947		1,607,168,947		1,638,395,346		1,607,168,947
Treasury shares
Balance at beginning of period	(43,695,094)		(7,666,658)		(8,866,124)		(7,666,658)		(5,183,154)
Sale of treasury shares	220,985,925		80,525,427		78,696,088		301,511,352		146,666,213
Repurchase of treasury shares	(224,833,683)		(117,313,038)		(101,311,442)		(342,146,721)		(173,617,947)
Share-based compensation	41,575,944		759,175		24,285,332		42,335,119		24,938,742
Balance at end of period	(5,966,908)		(43,695,094)		(7,196,146)		(5,966,908)		(7,196,146)
Common shares outstanding
Balance at end of period	1,632,428,438	[1]	1,563,473,853	[1]	1,599,972,801	[1]	1,632,428,438	[1]	1,599,972,801	[1]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

20 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under ISDA Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
end of	2Q15		4Q14
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	115.2	110.2	257.7	250.0
OTC	153.3	147.8	213.6	210.4
Exchange-traded	0.1	0.1	0.1	0.0
Interest rate products	268.6	258.1	471.4	460.4
OTC	61.2	73.8	86.9	99.0
Exchange-traded	0.1	0.2	0.1	0.2
Foreign exchange products	61.3	74.0	87.0	99.2
OTC	13.9	15.4	14.8	15.0
Exchange-traded	12.4	13.5	12.4	14.0
Equity/index-related products	26.3	28.9	27.2	29.0
OTC-cleared	5.5	5.5	6.3	6.1
OTC	15.2	14.3	20.0	19.5
Credit derivatives	20.7	19.8	26.3	25.6
OTC	3.3	2.6	8.6	8.8
Exchange-traded	0.1	0.1	0.4	0.3
Other products	3.4	2.7	9.0	9.1
OTC-cleared	120.7	115.7	264.0	256.1
OTC	246.9	253.9	343.9	352.7
Exchange-traded	12.7	13.9	13.0	14.5
Total gross derivatives subject to enforceable master netting agreements	380.3	383.5	620.9	623.3
Offsetting (CHF billion)
OTC-cleared	(118.9)	(115.4)	(261.7)	(255.8)
OTC	(225.4)	(236.4)	(316.4)	(326.1)
Exchange-traded	(11.9)	(13.0)	(11.9)	(13.1)
Offsetting	(356.2)	(364.8)	(590.0)	(595.0)
of which counterparty netting	(333.2)	(333.2)	(561.6)	(561.6)
of which cash collateral netting	(23.0)	(31.6)	(28.4)	(33.4)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.8	0.3	2.3	0.3
OTC	21.5	17.5	27.5	26.6
Exchange-traded	0.8	0.9	1.1	1.4
Total net derivatives subject to enforceable master netting agreements	24.1	18.7	30.9	28.3
Total derivatives not subject to enforceable master netting agreements [1]	7.3	8.0	8.6	9.1
Total net derivatives presented in the consolidated balance sheets	31.4	26.7	39.5	37.4
of which recorded in trading assets and trading liabilities	30.0	26.5	38.0	36.9
of which recorded in other assets and other liabilities	1.4	0.2	1.5	0.5
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of June 30, 2015 and December 31, 2014. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2Q15				4Q14
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	100.8	(23.9)	76.9		119.3	(28.0)	91.3
Securities borrowing transactions	24.4	(6.0)	18.4		27.8	(6.9)	20.9
Total subject to enforceable master netting agreements	125.2	(29.9)	95.3		147.1	(34.9)	112.2
Total not subject to enforceable master netting agreements [1]	42.5	–	42.5		51.0	–	51.0
Total	167.7	(29.9)	137.8	[2]	198.1	(34.9)	163.2	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 80,636 million and CHF 104,283 million of the total net amount as of the end of 2Q15 and 4Q14, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2Q15				4Q14
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	58.6	(27.5)	31.1		69.9	(31.9)	38.0
Securities lending transactions	9.2	(2.4)	6.8		10.8	(3.0)	7.8
Obligation to return securities received as collateral, at fair value	21.2	0.0	21.2		18.8	0.0	18.8
Total subject to enforceable master netting agreements	89.0	(29.9)	59.1		99.5	(34.9)	64.6
Total not subject to enforceable master netting agreements [1]	28.4	–	28.4		32.4	–	32.4
Total	117.4	(29.9)	87.5		131.9	(34.9)	97.0
of which securities sold under repurchase agreements and securities lending transactions	88.5	(29.9)	58.6	[2]	105.0	(34.9)	70.1	[2]
of which obligation to return securities received as collateral, at fair value	28.9	0.0	28.9		26.9	0.0	26.9
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 41,920 million and CHF 54,732 million of the total net amount as of the end of 2Q15 and 4Q14, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	2Q15						4Q14
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	24.1	5.8		0.2		18.1	30.9	6.5		0.1		24.3
Securities purchased under resale agreements	76.9	76.9		0.0		0.0	91.3	91.3		0.0		0.0
Securities borrowing transactions	18.4	18.0		0.0		0.4	20.9	20.3		0.0		0.6
Total financial assets subject to enforceable master netting agreements	119.4	100.7		0.2		18.5	143.1	118.1		0.1		24.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	18.7	3.4		0.0		15.3	28.3	8.5		0.0		19.8
Securities sold under repurchase agreements	31.1	31.1		0.0		0.0	38.0	38.0		0.0		0.0
Securities lending transactions	6.8	6.5		0.0		0.3	7.8	7.6		0.0		0.2
Obligation to return securities received as collateral, at fair value	21.2	20.3		0.0		0.9	18.8	18.1		0.0		0.7
Total financial liabilities subject to enforceable master netting agreements	77.8	61.3		0.0		16.5	92.9	72.2		0.0		20.7
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

21 Tax
The income tax expense of CHF 590 million recorded in 2Q15 mainly reflected the impact of the geographical mix of results and the effect of a New York City tax law change. This change in tax law required a remeasurement and decrease of existing deferred tax assets arising from timing differences and resulted in an additional tax charge of CHF 189 million.
The presentation of income tax expense and deferred tax assets and liabilities is in accordance with ASC Topic 740 – Income Taxes – Interim Reporting.
The quarterly income tax expense includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2015, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 5.4 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 38 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2010; Brazil – 2010; the UK – 2009; the US – 2006; and the Netherlands – 2005.
Effective tax rate
in	2Q15	1Q15	2Q14	6M15	6M14
Effective tax rate (%)	35.6	31.6	(88.7)	33.7	60.8
Tax expense reconciliation
in	2Q15
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	364
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	55
Changes in tax law and rates	189
Other non-deductible expenses	87
Changes in deferred tax valuation allowance	(55)
Lower taxed income	(71)
Income taxable to noncontrolling interests	(4)
Change in recognition of outside basis difference	(19)
Other	44
Income tax expense	590
Foreign tax rate differential
2Q15 included a foreign tax charge of CHF 55 million in respect of earnings in higher tax jurisdictions, such as the US, as well as earnings in lower tax jurisdictions, such as Singapore.
Changes in tax law and rates
2Q15 included a tax expense of CHF 189 million related to the change in New York City tax laws.
Other non-deductible expenses
2Q15 included the impact of non-deductible interest expenses of CHF 56 million, non-deductible bank levy costs and other non-deductible expenses of CHF 31 million.
Changes in deferred tax valuation allowance
2Q15 included the impact of the decrease of valuation allowances of CHF 84 million mainly in respect of three of the Group’s operating entities, two in the UK and one in Switzerland, and an increase of valuation allowances of CHF 29 million mainly in respect of one of the Group’s operating entities in the UK, related to estimated current year earnings.

Lower taxed income
2Q15 included the impact of a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 20 million, a CHF 19 million income tax benefit related to non-taxable life insurance income, CHF 12 million relating to non-taxable foreign exchange gains and CHF 20 million related to exempt offshore income.
Change in recognition of outside basis difference
2Q15 included a CHF 19 million income tax benefit related to an increase of the outside basis difference relating to Swiss subsidiary investments.
Other
2Q15 included a tax charge of CHF 54 million relating to the increase of tax contingency accruals partially offset by a tax benefit of CHF 11 million relating to the reassessment of deferred tax balances in one of the Group’s operating entities in Switzerland and a tax benefit from prior year adjustments of CHF 8 million. The remaining balance included various smaller items.
Net deferred tax assets
end of	2Q15	1Q15
Net deferred tax assets (CHF million)
Deferred tax assets	5,154	5,768
of which net operating losses	1,119	1,384
of which deductible temporary differences	4,035	4,384
Deferred tax liabilities	(120)	(74)
Net deferred tax assets	5,034	5,694
22 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), Capital Opportunity Facility awards, Plus Bond awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Unit awards, Incentive Share Unit (ISU) awards and other cash awards.
> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 2Q15 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	2Q15	1Q15	2Q14	6M15	6M14
Deferred compensation expense (CHF million)
Share awards	209	237	227	446	477
Performance share awards	137	167	156	304	328
Contingent Capital Awards	75	121	79	196	175
Capital Opportunity Facility awards	3	4	4	7	5
Plus Bond awards [1]	5	6	7	11	17
2011 Partner Asset Facility awards [2]	0	1	(1)	1	10
Adjustable Performance Plan share awards [3]	0	0	(3)	0	(2)
Adjustable Performance Plan cash awards [3]	0	0	(11)	0	(13)
Restricted Cash Awards	11	10	24	21	47
Scaled Incentive Share Units [3]	0	0	(3)	0	(3)
2008 Partner Asset Facility awards [4]	10	12	61	22	83
Other cash awards	90	128	98	218	226
Discontinued operations	0	0	(6)	0	(9)
Total deferred compensation expense	540	686	632	1,226	1,341
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets prior to the CCA conversion.
3 Includes forfeitures and downward adjustments according to the plan terms and conditions.
4 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation
end of	2Q15
Estimated unrecognized compensation expense (CHF million)
Share awards	972
Performance share awards	427
Contingent Capital Awards	384
Capital Opportunity Facility awards	2
Plus Bond awards	2
Restricted Cash Awards	17
Other cash awards	190
Total	1,994

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
Share-based award activity
	2Q15				6M15
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards	ISU awards	Share awards	Performance share awards	Adjustable Performance Plan share awards		ISU awards
Share-based award activities
Balance at beginning of period	118.0	79.1	7.6	0.6	77.1	48.2	7.3		0.6
Granted	0.5	0.0	0.0	0.0	42.6	30.9	0.3	[1]	0.0
Settled	(36.1)	(23.0)	(7.6)	0.0	(37.2)	(23.0)	(7.6)		0.0
Forfeited	(0.4)	(0.2)	0.0	0.0	(0.5)	(0.2)	0.0		0.0
Balance at end of period	82.0	55.9	0.0	0.6	82.0	55.9	0.0		0.6
of which vested	4.0	2.1	0.0	0.1	4.0	2.1	0.0		0.1
of which unvested	78.0	53.8	0.0	0.5	78.0	53.8	0.0		0.5
1 Represents additional units earned in 1Q15 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

23 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 408 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2015. As of the end of 2Q15, CHF 233 million of contributions had been made.
Components of total benefit costs
in	2Q15	1Q15	2Q14	6M15	6M14
Total benefit costs (CHF million)
Service costs on benefit obligation	80	79	69	159	138
Interest costs on benefit obligation	81	80	120	161	240
Expected return on plan assets	(196)	(195)	(181)	(391)	(362)
Amortization of recognized prior service cost/(credit)	(28)	(27)	(22)	(55)	(44)
Amortization of recognized actuarial losses	110	111	50	221	100
Net periodic benefit costs	47	48	36	95	72
Settlement losses/(gains)	0	1	0	1	0
Curtailment losses/(gains)	(1)	(1)	(7)	(2)	(10)
Special termination benefits	3	1	4	4	7
Total benefit costs	49	49	33	98	69

24 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 27 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2Q15	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,472.2	4.5	4.5	0.0	0.0	0.0
Swaps	17,335.4	216.1	208.3	53.7	2.5	1.4
Options bought and sold (OTC)	3,069.5	47.3	45.9	0.0	0.0	0.0
Futures	1,854.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	366.1	0.1	0.1	0.0	0.0	0.0
Interest rate products	34,097.8	268.0	258.8	53.7	2.5	1.4
Forwards	1,771.6	17.1	18.2	12.4	0.0	0.1
Swaps	1,188.0	32.2	43.8	0.0	0.0	0.0
Options bought and sold (OTC)	791.2	14.0	14.6	9.7	0.1	0.0
Futures	21.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	10.1	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	3,782.8	63.4	76.8	22.1	0.1	0.1
Forwards	2.5	0.2	0.0	0.0	0.0	0.0
Swaps	221.7	5.9	7.6	0.0	0.0	0.0
Options bought and sold (OTC)	231.4	9.9	8.9	0.0	0.0	0.0
Futures	48.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	295.7	12.7	13.9	0.0	0.0	0.0
Equity/index-related products	799.7	28.7	30.4	0.0	0.0	0.0
Credit derivatives [2]	1,115.0	21.2	20.8	0.0	0.0	0.0
Forwards	8.2	0.2	0.3	0.0	0.0	0.0
Swaps	23.6	2.8	2.3	0.0	0.0	0.0
Options bought and sold (OTC)	18.8	0.6	0.5	0.0	0.0	0.0
Futures	12.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.6	0.1	0.1	0.0	0.0	0.0
Other products [3]	64.7	3.7	3.2	0.0	0.0	0.0
Total derivative instruments	39,860.0	385.0	390.0	75.8	2.6	1.5
The notional amount, PRV and NRV (trading and hedging) was CHF 39,935.8 billion, CHF 387.6 billion and CHF 391.5 billion, respectively, as of June 30, 2015.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q14	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,940.2	5.3	5.6	0.0	0.0	0.0
Swaps	26,379.0	398.6	391.9	51.1	2.6	1.3
Options bought and sold (OTC)	3,582.9	66.2	63.9	0.0	0.0	0.0
Futures	1,528.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	589.1	0.2	0.1	0.0	0.0	0.0
Interest rate products	44,019.6	470.3	461.5	51.1	2.6	1.3
Forwards	2,132.9	32.2	33.4	14.2	0.0	0.3
Swaps	1,430.9	40.0	51.0	0.0	0.0	0.0
Options bought and sold (OTC)	1,008.4	17.2	17.7	9.5	0.0	0.1
Futures	23.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	7.9	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,603.4	89.5	102.3	23.7	0.0	0.4
Forwards	4.2	0.7	0.1	0.0	0.0	0.0
Swaps	289.3	6.2	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	236.8	10.8	9.9	0.0	0.0	0.0
Futures	46.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	370.9	12.7	14.3	0.0	0.0	0.0
Equity/index-related products	947.6	30.4	31.0	0.0	0.0	0.0
Credit derivatives [2]	1,287.5	27.0	26.2	0.0	0.0	0.0
Forwards	17.8	0.9	0.9	0.0	0.0	0.0
Swaps	44.4	6.7	6.6	0.0	0.0	0.0
Options bought and sold (OTC)	44.6	1.7	1.8	0.0	0.0	0.0
Futures	13.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.4	0.4	0.0	0.0	0.0
Other products [3]	122.2	9.7	9.7	0.0	0.0	0.0
Total derivative instruments	50,980.3	626.9	630.7	74.8	2.6	1.7
The notional amount, PRV and NRV (trading and hedging) was CHF 51,055.1 billion, CHF 629.5 billion and CHF 632.4 billion, respectively, as of December 31, 2014.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 20 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.

Fair value hedges
in	2Q15	1Q15	2Q14	6M15	6M14
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(606)	47	(26)	(559)	(316)
Foreign exchange products	0	2	2	2	2
Total	(606)	49	(24)	(557)	(314)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	619	(42)	16	577	316
Foreign exchange products	0	(2)	(2)	(2)	(2)
Total	619	(44)	14	575	314
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	13	5	(10)	18	0
Represents gains/(losses) recognized in trading revenues.
Cash flow hedges
in	2Q15		1Q15		2Q14		6M15		6M14
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(5)		59		13		54		27
Foreign exchange products	29		(50)		5		(21)		14
Total	24		9		18		33		41
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	9	[1,2]	9	[1]	5	[2]	18	[1,2]	9	[2]
Foreign exchange products	(16)	[2,3,4]	(15)	[2,3,4]	0		(31)	[2,3,4]	(1)	[3]
Total	(7)		(6)		5		(13)		8
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(6)		4		(1)		(2)		(1)
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
As of the end of 2Q15, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was six years.
The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income/loss (AOCI) within the next 12 months is CHF 5 million.
Net investment hedges
in	2Q15	1Q15	2Q14	6M15	6M14
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	321	487	(279)	808	(220)
Total	321	487	(279)	808	(220)
Represents gains/(losses) on effective portion.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
end of	2Q15				4Q14
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	13.5	0.6	0.3	14.4	14.0	0.8	0.3	15.1
Collateral posted	12.8	0.6	–	13.4	12.2	0.9	–	13.1
Additional collateral required in a one-notch downgrade event	0.7	0.5	0.0	1.2	0.7	0.5	0.1	1.3
Additional collateral required in a two-notch downgrade event	1.9	0.7	0.0	2.6	2.2	0.8	0.2	3.2
Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 10.4 billion and CHF 12.6 billion as of the end of 2Q15 and 4Q14, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
end of	2Q15						4Q14
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(219.1)	210.2		(8.9)	29.4	2.8	(266.5)	254.0		(12.5)	32.7	4.5
Non-investment grade	(86.4)	83.5		(2.9)	12.4	1.1	(103.9)	99.9		(4.0)	13.5	0.1
Total single-name instruments	(305.5)	293.7		(11.8)	41.8	3.9	(370.4)	353.9		(16.5)	46.2	4.6
of which sovereign	(58.6)	55.7		(2.9)	6.0	(1.4)	(76.2)	73.0		(3.2)	8.6	(1.1)
of which non-sovereign	(246.9)	238.0		(8.9)	35.8	5.3	(294.2)	280.9		(13.3)	37.6	5.7
Multi-name instruments (CHF billion)
Investment grade [2]	(148.3)	146.3		(2.0)	42.8	1.6	(162.2)	159.9		(2.3)	56.2	2.2
Non-investment grade	(60.1)	52.8	[3]	(7.3)	10.3	1.2	(53.4)	51.1	[3]	(2.3)	12.1	1.0
Total multi-name instruments	(208.4)	199.1		(9.3)	53.1	2.8	(215.6)	211.0		(4.6)	68.3	3.2
of which sovereign	(3.5)	3.5		0.0	0.9	0.0	(7.3)	7.2		(0.1)	1.1	0.0
of which non-sovereign	(204.9)	195.6		(9.3)	52.2	2.8	(208.3)	203.8		(4.5)	67.2	3.2
Total instruments (CHF billion)
Investment grade [2]	(367.4)	356.5		(10.9)	72.2	4.4	(428.7)	413.9		(14.8)	88.9	6.7
Non-investment grade	(146.5)	136.3		(10.2)	22.7	2.3	(157.3)	151.0		(6.3)	25.6	1.1
Total instruments	(513.9)	492.8		(21.1)	94.9	6.7	(586.0)	564.9		(21.1)	114.5	7.8
of which sovereign	(62.1)	59.2		(2.9)	6.9	(1.4)	(83.5)	80.2		(3.3)	9.7	(1.1)
of which non-sovereign	(451.8)	433.6		(18.2)	88.0	8.1	(502.5)	484.7		(17.8)	104.8	8.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2Q15	4Q14
Credit derivatives (CHF billion)
Credit protection sold	513.9	586.0
Credit protection purchased	492.8	564.9
Other protection purchased	94.9	114.5
Other instruments [1]	13.4	22.1
Total credit derivatives	1,115.0	1,287.5
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2Q15 (CHF billion)
Single-name instruments	62.8	210.7	32.0	305.5
Multi-name instruments	17.0	125.5	65.9	208.4
Total instruments	79.8	336.2	97.9	513.9
4Q14 (CHF billion)
Single-name instruments	78.0	253.9	38.5	370.4
Multi-name instruments	31.2	134.3	50.1	215.6
Total instruments	109.2	388.2	88.6	586.0

25 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2014 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2Q15 (CHF million)
Credit guarantees and similar instruments	2,696	1,291	3,987	3,801		11	1,562
Performance guarantees and similar instruments	4,380	2,332	6,712	5,899		50	2,997
Securities lending indemnifications	5,965	0	5,965	5,965		0	5,965
Derivatives [2]	24,683	7,884	32,567	32,567		890	–	[3]
Other guarantees	3,820	1,627	5,447	5,442		44	3,090
Total guarantees	41,544	13,134	54,678	53,674		995	13,614
4Q14 (CHF million)
Credit guarantees and similar instruments	2,495	1,591	4,086	3,846		30	1,657
Performance guarantees and similar instruments	4,899	2,593	7,492	6,625		43	3,188
Securities lending indemnifications	12,257	0	12,257	12,257		0	12,257
Derivatives [2]	24,599	8,959	33,558	33,558		954	–	[3]
Other guarantees	3,592	1,421	5,013	5,007		44	2,805
Total guarantees	47,842	14,564	62,406	61,293		1,071	19,907
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2014 to June 30, 2015 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2015 to June 30, 2016, the Group’s share in this deposit insurance guarantee program based on FINMA’s estimate will be unchanged at CHF 0.6 billion.
Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises (GSEs) Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
With respect to its outstanding repurchase claims, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to June 30, 2015 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 2Q15, 1Q15 and 2Q14, including realized losses from the repurchase of residential mortgage loans sold.
Residential mortgage loans sold
January 1, 2004 to June 30, 2015 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	27.4
Non-agency securitizations	140.6	[2]
Total residential mortgage loans sold	176.2
1 Primarily banks.
2
Of the total residential mortgage loans sold to non-agency securitizations USD 27.7 billion were outstanding as of the end of 2Q15. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 2Q15 is attributable to borrower payments of USD 93.1 billion and losses of USD 19.8 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	2Q15					1Q15
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total		Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	13	5	83	101		13	4	83	100
New claims	0	1	0	1		0	1	0	1
Claims settled through repurchases	0	(1)	0	(1)	[1]	0	0	0	0	[1]
Other settlements	0	0	0	0	[2]	0	0	0	0	[2]
Total claims settled	0	(1)	0	(1)		0	0	0	0
Claims rescinded	0	0	0	0		0	0	0	0
Transfers to/from arbitration and litigation, net [3]	0	0	0	0		0	0	0	0
Balance at end of period	13	5	83	101		13	5	83	101
	2Q14
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	69	418	83	570
New claims	3	0	314	317
Claims settled through repurchases	0	0	0	0	[1]
Other settlements	(1)	(415)	0	(416)	[2]
Total claims settled	(1)	(415)	0	(416)
Claims rescinded	(4)	0	0	(4)
Transfers to/from arbitration and litigation, net [3]	0	0	(314)	(314)
Balance at end of period	67	3	83	153
1 Settled at a repurchase price of USD 2 million, USD 0 million and USD 0 million in 2Q15, 1Q15 and 2Q14, respectively.
2 Settled at USD 0 million, USD 0 million and USD 59 million in 2Q15, 1Q15 and 2Q14, respectively.
3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.

Residential mortgage loans sold – outstanding repurchase claims (continued)
	6M15					6M14
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total		Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	13	4	83	100		77	420	83	580
New claims	0	2	0	2		9	1	320	330
Claims settled through repurchases	0	(1)	0	(1)	[1]	0	0	0	0	[1]
Other settlements	0	0	0	0	[2]	(4)	(416)	(5)	(425)	[2]
Total claims settled	0	(1)	0	(1)		(4)	(416)	(5)	(425)
Claims rescinded	0	0	0	0		(15)	0	0	(15)
Transfers to/from arbitration and litigation, net [3]	0	0	0	0		0	(2)	(315)	(317)
Balance at end of period	13	5	83	101		67	3	83	153
1 Settled at a repurchase price of USD 2 million and USD 0 million in 6M15 and 6M14, respectively.
2 Settled at USD 0 million and USD 66 million in 6M15 and 6M14, respectively.
3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.
Provisions for outstanding repurchase claims
	2Q15	1Q15	2Q14	6M15	6M14
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	1	6	136	6	146
Increase/(decrease) in provisions, net	2	(5)	(17)	(3)	(20)
Realized losses [2,3]	(2)	0	(59)	(2)	(66)
Balance at end of period [4]	1	1	60	1	60
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 29 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to private investors.
4 Primarily related to government-sponsored enterprises.
Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.
> Refer to “Note 29 – Litigation” for further information.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.
Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2014 for a description of these guarantees.

Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2014 for a description of these commitments.
Other commitments
end of	2Q15						4Q14
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	3,855	13	3,868	3,761		2,339	4,722	12	4,734	4,575		2,769
Irrevocable loan commitments [2]	34,601	89,893	124,494	120,284		64,762	30,023	90,267	120,290	115,502		56,959
Forward reverse repurchase agreements	936	0	936	936		936	8,292	0	8,292	8,292		8,292
Other commitments	756	854	1,610	1,610		0	736	1,034	1,770	1,770		0
Total other commitments	40,148	90,760	130,908	126,591		68,037	43,773	91,313	135,086	130,139		68,020
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 103,093 million and CHF 100,905 million of unused credit limits as of the end of 2Q15 and 4Q14, respectively, which were revocable at the Group's sole discretion upon notice to the client.

26 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M15 and 6M14 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	6M15	6M14
Gains and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(2)	3
Proceeds from transfer of assets	5,252	1,581
Cash received on interests that continue to be held	74	53
RMBS
Net gain [1]	4	14
Proceeds from transfer of assets	8,416	10,842
Purchases of previously transferred financial assets or its underlying collateral	0	(4)
Servicing fees	1	1
Cash received on interests that continue to be held	204	206
Other asset-backed financings
Net gain [1]	11	15
Proceeds from transfer of assets	636	964
Cash received on interests that continue to be held	3	4
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2014 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2Q15 and 4Q14, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2Q15	4Q14
CHF million
CMBS
Principal amount outstanding	37,016	41,216
Total assets of SPE	50,384	53,354
RMBS
Principal amount outstanding	44,641	49,884
Total assets of SPE	44,963	50,017
Other asset-backed financings
Principal amount outstanding	22,734	26,176
Total assets of SPE	22,760	26,176
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	6M15							6M14
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			997				1,018			566				1,865
of which level 2			975				826			501				1,720
of which level 3			22				192			65				145
Weighted-average life, in years			8.9				8.6			3.6				4.6
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	4.5	–	27.7			–	[2]	1.5	–	23.0
Cash flow discount rate (rate per annum), in % [3]	2.0	–	5.7		1.7	–	13.6	1.0	–	11.0		2.0	–	17.0
Expected credit losses (rate per annum), in %	0.7	–	3.4		0.5	–	12.5	1.0	–	2.0		2.6	–	14.0
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2Q15 and 4Q14.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2Q15											4Q14
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,297				2,167			92				1,168				2,394			212
of which non-investment grade			51				284			63				79				246			146
Weighted-average life, in years			7.2				9.4			2.1				5.6				7.8			3.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	38.8			–				–		1.0	–	36.6			–
Impact on fair value from 10% adverse change			–				(30.5)			–				–				(29.2)			–
Impact on fair value from 20% adverse change			–				(58.5)			–				–				(56.4)			–
Cash flow discount rate (rate per annum), in % [4]	1.2	–	22.8		0.6	–	27.2	5.3	–	21.2		1.6	–	22.3		1.7	–	44.0	0.3	–	21.2
Impact on fair value from 10% adverse change			(24.3)				(55.6)			(0.9)				(14.0)				(43.8)			(1.2)
Impact on fair value from 20% adverse change			(48.0)				(108.0)			(1.9)				(27.4)				(85.3)			(2.4)
Expected credit losses (rate per annum), in %	0.7	–	22.3		0.1	–	24.5	0.1	–	12.4		1.0	–	22.2		0.0	–	41.7	1.4	–	13.1
Impact on fair value from 10% adverse change			(7.7)				(26.7)			(0.9)				(7.1)				(25.3)			(0.4)
Impact on fair value from 20% adverse change			(15.5)				(52.1)			(1.8)				(14.0)				(49.4)			(0.7)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2Q15 and 4Q14.
> Refer to “Note 28 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2Q15	4Q14
CHF million
CMBS
Other assets	22	26
Liability to SPE, included in Other liabilities	(22)	(26)
Other asset-backed financings
Trading assets	400	138
Other assets	229	252
Liability to SPE, included in Other liabilities	(629)	(390)
Transfers of financial assets accounted for as a sale
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of the end of 2Q15, the Group had agreements in the form of TRS on equity securities and longevity swaps on life insurance policies.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 2Q15, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 2Q15.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
2Q15 (CHF million)
Sales with total return swaps	101	100	92	–		7
Sales with longevity swaps	308	378	367	508		–
Total transactions outstanding	409	478	459	508	[2]	7	[3]
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 Gross derivative assets of CHF 508 million in other products, as disclosed in Note 24 – Derivatives and hedging activities.
3 Gross derivative liabilities of CHF 7 million in equity/index-related products, as disclosed in Note 24 – Derivatives and hedging activities.
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 2Q15.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2Q15
CHF billion
Government debt securities	29.1
Corporate debt securities	19.6
Asset-backed securities	21.9
Equity securities	6.3
Other	0.3
Securities sold under repurchase agreements	77.2
Government debt securities	2.9
Corporate debt securities	0.3
Equity securities	7.9
Other	0.2
Securities lending transactions	11.3
Government debt securities	0.2
Corporate debt securities	0.3
Equity securities	28.4
Obligation to return securities received as collateral, at fair value	28.9
Total	117.4

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	30 days to 90 days	More than 90 days	Total
2Q15 (CHF billion)
Securities sold under repurchase agreements	11.7		31.4		13.6	20.5	77.2
Securities lending transactions	4.8		4.7		0.4	1.4	11.3
Obligation to return securities received as collateral, at fair value	26.6		2.3		0.0	0.0	28.9
Total	43.1		38.4		14.0	21.9	117.4
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2014 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.
Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 45 days and 49 days as of the end of 2Q15 and 4Q14, respectively. As of the end of 2Q15, Alpine had the highest short-term rating from Moody’s and was rated A-1 by Standard & Poor’s, F-1 by Fitch and R-1 (middle) (sf) by Dominion Bond Rating Service. The majority of Alpine’s purchased assets were highly rated reverse repurchase agreements as well as advance financing receivables, equipment loans and leases and credit card receivables. As of the end of 2Q15 and 4Q14, those assets had a weighted average rating of AA, based on the lowest of each asset’s internal rating and, where available, external rating, and an average maturity of 1.8 years as of the end of 2Q15 and 4Q14, respectively.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2Q15 and 4Q14.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2Q15 (CHF million)
Cash and due from banks	1,149	0	80	134	86	21	1,470
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	197	0	0	0	0	197
Trading assets	685	48	0	1,196	975	490	3,394
Investment securities	0	0	925	0	0	0	925
Other investments	0	0	0	0	1,496	408	1,904
Net loans	0	444	0	0	22	200	666
Premises and equipment	0	0	0	0	414	0	414
Other assets	9,312	126	2,473	1	100	2,160	14,172
of which loans held-for-sale	9,269	0	1,349	0	16	258	10,892
Total assets of consolidated VIEs	11,146	815	3,478	1,331	3,093	3,279	23,142
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	0	0	3	0	0	3
Trading liabilities	6	0	0	0	19	3	28
Short-term borrowings	0	8,722	748	0	0	0	9,470
Long-term debt	10,894	0	745	224	100	9	11,972
Other liabilities	40	14	600	1	130	870	1,655
Total liabilities of consolidated VIEs	10,940	8,736	2,093	228	249	882	23,128
4Q14 (CHF million)
Cash and due from banks	1,122	0	16	187	109	59	1,493
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	660	0	0	0	0	660
Trading assets	615	57	250	1,715	867	757	4,261
Other investments	0	0	0	30	1,651	424	2,105
Net loans	0	12	0	0	24	209	245
Premises and equipment	0	0	0	0	452	0	452
Other assets	8,726	262	4,741	3	197	2,205	16,134
of which loans held-for-sale	8,689	0	3,500	0	24	356	12,569
Total assets of consolidated VIEs	10,463	991	5,007	1,935	3,300	3,654	25,350
Customer deposits	0	0	0	0	0	3	3
Trading liabilities	6	0	0	0	23	6	35
Short-term borrowings	0	9,384	0	0	0	0	9,384
Long-term debt	10,318	18	2,418	216	99	383	13,452
Other liabilities	27	29	573	124	146	829	1,728
Total liabilities of consolidated VIEs	10,351	9,431	2,991	340	268	1,221	24,602

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2014 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
2Q15 (CHF million)
Trading assets	147	5,454	923	467	273	7,264
Net loans	33	1,987	2,854	2,346	1,511	8,731
Other assets	0	4	23	0	165	192
Total variable interest assets	180	7,445	3,800	2,813	1,949	16,187
Maximum exposure to loss	180	13,317	3,866	8,753	2,917	29,033
Non-consolidated VIE assets	6,145	98,029	59,645	37,387	31,866	233,072
4Q14 (CHF million)
Trading assets	179	5,009	1,201	494	625	7,508
Net loans	211	2,252	3,213	1,651	1,544	8,871
Other assets	0	4	20	0	189	213
Total variable interest assets	390	7,265	4,434	2,145	2,358	16,592
Maximum exposure to loss	752	12,775	4,589	7,326	2,358	27,800
Non-consolidated VIE assets	8,604	120,157	56,413	38,818	23,360	247,352
27 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on the Group’s concentrations of credit risk.

Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.
Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 2Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	240	0	–		240
Interest-bearing deposits with banks	0	2	0	–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	80,490	146	–		80,636
Debt	112	471	0	–		583
of which corporates	0	297	0	–		297
Equity	28,208	60	0	–		28,268
Securities received as collateral	28,320	531	0	–		28,851
Debt	27,505	52,170	3,696	–		83,371
of which foreign governments	27,334	4,218	314	–		31,866
of which corporates	16	18,241	1,243	–		19,500
of which RMBS	0	22,358	585	–		22,943
of which CMBS	0	4,467	158	–		4,625
of which CDO	0	2,849	1,195	–		4,044
Equity	73,447	5,191	1,688	–		80,326
Derivatives	6,755	373,381	4,856	(354,997)		29,995
of which interest rate products	1,486	265,363	1,141	–		–
of which foreign exchange products	185	62,869	372	–		–
of which equity/index-related products	5,081	22,685	938	–		–
of which credit derivatives	0	19,874	1,292	–		–
Other	2,513	5,586	3,897	–		11,996
Trading assets	110,220	436,328	14,137	(354,997)		205,688
Debt	2,090	1,044	145	–		3,279
of which foreign governments	1,796	0	0	–		1,796
of which corporates	0	254	0	–		254
of which RMBS	0	542	145	–		687
of which CMBS	0	246	0	–		246
Equity	2	86	3	–		91
Investment securities	2,092	1,130	148	–		3,370
Private equity	0	0	1,094	–		1,094
of which equity funds	0	0	459	–		459
Hedge funds	0	104	237	–		341
of which debt funds	0	69	232	–		301
Other equity investments	5	83	1,471	–		1,559
of which private	0	83	1,469	–		1,552
Life finance instruments	0	2	1,625	–		1,627
Other investments	5	189	4,427	–		4,621
Loans	0	11,509	8,269	–		19,778
of which commercial and industrial loans	0	5,784	5,306	–		11,090
of which financial institutions	0	3,906	1,820	–		5,726
Other intangible assets (mortgage servicing rights)	0	0	81	–		81
Other assets	1,958	21,702	5,653	(1,169)		28,144
of which loans held-for-sale	0	15,565	5,291	–		20,856
Total assets at fair value	142,595	552,121	32,861	(356,166)		371,411
Less other investments - equity at fair value attributable to noncontrolling interests	(4)	(38)	(661)	–		(703)
Less assets consolidated under ASU 2009-17 [2]	0	(8,254)	(2,929)	–		(11,183)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	142,591	543,829	29,271	(356,166)		359,525
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	635	0	–		635
Customer deposits	0	3,917	58	–		3,975
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	41,920	0	–		41,920
Debt	112	471	0	–		583
of which corporates	0	297	0	–		297
Equity	28,208	60	0	–		28,268
Obligation to return securities received as collateral	28,320	531	0	–		28,851
Debt	10,486	4,257	21	–		14,764
of which foreign governments	10,421	832	0	–		11,253
of which corporates	15	3,211	21	–		3,247
Equity	17,974	98	5	–		18,077
Derivatives	6,730	378,879	4,387	(363,447)		26,549
of which interest rate products	1,476	256,415	897	–		–
of which foreign exchange products	174	76,307	285	–		–
of which equity/index-related products	5,072	24,218	1,151	–		–
of which credit derivatives	0	19,349	1,457	–		–
Trading liabilities	35,190	383,234	4,413	(363,447)		59,390
Short-term borrowings	0	4,038	218	–		4,256
Long-term debt	0	62,670	13,847	–		76,517
of which treasury debt over two years	0	6,064	0	–		6,064
of which structured notes over two years	0	32,913	9,563	–		42,476
of which non-recourse liabilities	0	9,185	2,785	–		11,970
Other liabilities	0	13,368	2,070	(1,262)		14,176
of which failed sales	0	801	514	–		1,315
Total liabilities at fair value	63,510	510,313	20,606	(364,709)		229,720
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	304	0	–		304
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	104,206	77	–		104,283
Debt	121	781	0	–		902
of which corporates	0	745	0	–		745
Equity	25,908	44	0	–		25,952
Securities received as collateral	26,029	825	0	–		26,854
Debt	31,937	57,989	4,465	–		94,391
of which foreign governments	31,708	4,869	454	–		37,031
of which corporates	28	22,493	1,435	–		23,956
of which RMBS	0	22,150	612	–		22,762
of which CMBS	0	5,293	257	–		5,550
of which CDO	0	3,185	1,421	–		4,606
Equity	86,333	6,395	1,566	–		94,294
Derivatives	4,467	615,639	6,823	(588,917)		38,012
of which interest rate products	1,616	466,890	1,803	–		–
of which foreign exchange products	118	89,101	301	–		–
of which equity/index-related products	2,711	26,644	1,063	–		–
of which credit derivatives	0	24,451	2,569	–		–
Other	2,986	7,122	4,326	–		14,434
Trading assets	125,723	687,145	17,180	(588,917)		241,131
Debt	2,368	315	0	–		2,683
of which foreign governments	2,066	0	0	–		2,066
of which corporates	0	313	0	–		313
Equity	2	103	3	–		108
Investment securities	2,370	418	3	–		2,791
Private equity	0	0	1,286	–		1,286
of which equity funds	0	0	585	–		585
Hedge funds	0	219	314	–		533
of which debt funds	0	181	302	–		483
Other equity investments	77	75	1,849	–		2,001
of which private	0	70	1,850	–		1,920
Life finance instruments	0	0	1,834	–		1,834
Other investments	77	294	5,283	–		5,654
Loans	0	13,560	9,353	–		22,913
of which commercial and industrial loans	0	5,816	5,853	–		11,669
of which financial institutions	0	6,227	1,494	–		7,721
Other intangible assets (mortgage servicing rights)	0	0	70	–		70
Other assets	2,457	23,489	7,468	(1,094)		32,320
of which loans held-for-sale	0	16,107	6,851	–		22,958
Total assets at fair value	156,656	830,241	39,434	(590,011)		436,320
Less other investments - equity at fair value attributable to noncontrolling interests	(75)	(133)	(821)	–		(1,029)
Less assets consolidated under ASU 2009-17 [2]	0	(9,123)	(3,155)	–		(12,278)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	156,581	820,985	35,458	(590,011)		423,013
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	823	0	–		823
Customer deposits	0	3,161	100	–		3,261
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	54,732	0	–		54,732
Debt	121	781	0	–		902
of which corporates	0	745	0	–		745
Equity	25,908	44	0	–		25,952
Obligation to return securities received as collateral	26,029	825	0	–		26,854
Debt	11,678	4,914	1	–		16,593
of which foreign governments	11,530	757	0	–		12,287
of which corporates	21	3,917	1	–		3,939
Equity	19,060	122	2	–		19,184
Derivatives	4,594	619,787	6,414	(593,917)		36,878
of which interest rate products	1,585	458,894	1,202	–		–
of which foreign exchange products	234	101,461	560	–		–
of which equity/index-related products	2,744	26,746	1,466	–		–
of which credit derivatives	0	23,479	2,760	–		–
Trading liabilities	35,332	624,823	6,417	(593,917)		72,655
Short-term borrowings	0	3,766	95	–		3,861
Long-term debt	0	66,558	14,608	–		81,166
of which treasury debt over two years	0	8,616	0	–		8,616
of which structured notes over two years	0	31,083	10,267	–		41,350
of which non-recourse liabilities	0	10,126	2,952	–		13,078
Other liabilities	0	14,795	3,363	(1,220)		16,938
of which failed sales	0	652	616	–		1,268
Total liabilities at fair value	61,361	769,483	24,583	(595,137)		260,290
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 6M15, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were primarily in exchange traded derivatives and equity as prices became observable. The transfers from trading liabilities were primarily in exchange traded derivatives as prices became observable.
In 6M15, transfers out of level 1 to level 2 were from trading assets and from trading liabilities. The transfers were primarily in equity for which suitable closing prices were unobtainable as of the end of 6M15.
Transfers between level 1 and level 2
in	6M15		6M14
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	54	46	400	11
Equity	380	491	409	78
Derivatives	3,290	23	4,693	1
Trading assets	3,724	560	5,502	90
Liabilities (CHF million)
Debt	88	21	312	0
Equity	53	82	129	81
Derivatives	3,310	80	4,746	19
Trading liabilities	3,451	183	5,187	100

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
6M15	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	0	0	0	74	0	0		0	0		0	(5)	146
Debt	4,465	434	(681)	1,288	(1,665)	0	0	(5)		208	0		0	(348)	3,696
of which corporates	1,435	114	(131)	495	(677)	0	0	(4)		157	0		0	(146)	1,243
of which RMBS	612	259	(300)	476	(483)	0	0	(2)		58	0		0	(35)	585
of which CMBS	257	20	(47)	139	(169)	0	0	2		(31)	0		0	(13)	158
of which CDO	1,421	17	(161)	158	(203)	0	0	(1)		42	0		0	(78)	1,195
Equity	1,566	114	(273)	603	(296)	0	0	13		53	0		0	(92)	1,688
Derivatives	6,823	1,130	(593)	0	0	848	(2,786)	(27)		(172)	0		2	(369)	4,856
of which interest rate products	1,803	23	(198)	0	0	281	(364)	(6)		(301)	0		0	(97)	1,141
of which equity/index-related products	1,063	306	(91)	0	0	191	(503)	2		26	0		2	(58)	938
of which credit derivatives	2,569	656	(304)	0	0	170	(1,472)	(24)		(181)	0		0	(122)	1,292
Other	4,326	707	(540)	2,464	(2,871)	0	(116)	6		155	0		0	(234)	3,897
Trading assets	17,180	2,385	(2,087)	4,355	(4,832)	848	(2,902)	(13)		244	0		2	(1,043)	14,137
Investment securities	3	0	(65)	215	(2)	0	(8)	7		1	0		0	(3)	148
Equity	3,449	0	(5)	116	(503)	0	0	0		3	0		(36)	(222)	2,802
Life finance instruments	1,834	0	0	100	(163)	0	0	0		(45)	0		0	(101)	1,625
Other investments	5,283	0	(5)	216	(666)	0	0	0		(42)	0		(36)	(323)	4,427
Loans	9,353	631	(750)	334	(665)	1,295	(1,391)	0		(5)	0		13	(546)	8,269
of which commercial and industrial loans	5,853	360	(154)	12	(502)	825	(763)	0		23	0		5	(353)	5,306
of which financial institutions	1,494	240	(132)	26	(21)	452	(132)	0		(28)	0		8	(87)	1,820
Other intangible assets (mortgage servicing rights)	70	0	0	10	0	0	0	0		6	0		0	(5)	81
Other assets	7,468	1,260	(2,460)	2,880	(2,359)	478	(960)	(2)		(131)	0		(13)	(508)	5,653
of which loans held-for-sale [2]	6,851	1,259	(2,415)	2,832	(2,242)	478	(960)	1		(21)	0		(13)	(479)	5,291
Total assets at fair value	39,434	4,276	(5,367)	8,010	(8,524)	2,695	(5,261)	(8)		73	0		(34)	(2,433)	32,861
Liabilities (CHF million)
Customer deposits	100	15	(20)	0	0	0	(28)	0		0	0		0	(9)	58
Trading liabilities	6,417	971	(1,039)	37	(18)	588	(2,054)	27		(175)	(2)		1	(340)	4,413
of which interest rate derivatives	1,202	27	(233)	0	0	95	(142)	(3)		17	0		1	(67)	897
of which foreign exchange derivatives	560	2	0	0	0	3	(43)	0		(210)	0		0	(27)	285
of which equity/index-related derivatives	1,466	44	(468)	0	0	129	(190)	43		214	0		0	(87)	1,151
of which credit derivatives	2,760	766	(332)	0	0	164	(1,567)	(13)		(188)	(2)		0	(131)	1,457
Short-term borrowings	95	49	(10)	0	0	175	(90)	0		7	0		0	(8)	218
Long-term debt	14,608	1,189	(2,724)	0	0	4,926	(3,108)	6		(185)	0		0	(865)	13,847
of which structured notes over two years	10,267	454	(1,901)	0	0	3,688	(2,209)	8		(125)	0		0	(619)	9,563
of which non-recourse liabilities	2,952	626	(655)	0	0	552	(470)	(2)		(52)	0		0	(166)	2,785
Other liabilities	3,363	45	(1,129)	104	(72)	0	(178)	0		(83)	7		214	(201)	2,070
of which failed sales	616	4	(4)	91	(46)	0	0	2		(115)	0		0	(34)	514
Total liabilities at fair value	24,583	2,269	(4,922)	141	(90)	5,689	(5,458)	33		(436)	5		215	(1,423)	20,606
Net assets/(liabilities) at fair value	14,851	2,007	(445)	7,869	(8,434)	(2,994)	197	(41)		509	(5)		(249)	(1,010)	12,255
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (129) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

144 / 145

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
6M14	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(135)	0	0	0	0	0		0	0		0	0	69
Debt	5,069	518	(1,261)	3,644	(3,747)	0	0	(44)		410	0		0	11	4,600
of which corporates	2,128	135	(487)	837	(1,062)	0	0	(59)		272	0		0	10	1,774
of which RMBS	436	309	(252)	430	(439)	0	0	12		55	0		0	(3)	548
of which CMBS	417	44	(181)	172	(102)	0	0	1		(15)	0		0	(2)	334
of which CDO	1,567	17	(130)	1,950	(2,097)	0	0	(1)		68	0		0	(5)	1,369
Equity	595	117	(231)	303	(266)	0	0	42		118	0		0	(4)	674
Derivatives	5,217	368	(266)	0	0	1,542	(2,134)	19		384	0		0	(5)	5,125
of which interest rate products	1,574	31	(12)	0	0	92	(361)	5		381	0		0	3	1,713
of which equity/index-related products	1,240	24	(123)	0	0	192	(257)	14		(157)	0		0	(1)	932
of which credit derivatives	1,138	251	(124)	0	0	314	(504)	(3)		28	0		0	(3)	1,097
Other	2,829	279	(449)	1,372	(1,085)	0	(122)	6		259	0		0	(7)	3,082
Trading assets	13,710	1,282	(2,207)	5,319	(5,098)	1,542	(2,256)	23		1,171	0		0	(5)	13,481
Investment securities	2	0	0	0	0	0	0	0		0	0		0	1	3
Equity	5,369	0	(14)	479	(3,027)	0	0	0		33	0		441	13	3,294
Life finance instruments	1,600	0	0	100	(154)	0	0	0		65	0		0	(6)	1,605
Other investments	6,969	0	(14)	579	(3,181)	0	0	0		98	0		441	7	4,899
Loans	7,998	109	(366)	172	(912)	2,516	(896)	1		4	0		2	(30)	8,598
of which commercial and industrial loans	5,309	107	(276)	161	(628)	1,799	(758)	1		5	0		0	(21)	5,699
of which financial institutions	1,322	2	(17)	11	(81)	429	(98)	0		3	0		4	(3)	1,572
Other intangible assets (mortgage servicing rights)	42	0	0	26	0	0	0	0		0	0		(2)	0	66
Other assets	6,159	1,428	(1,561)	2,407	(2,181)	347	(827)	19		127	0		(1)	6	5,923
of which loans held-for-sale	5,615	1,427	(1,544)	2,159	(2,118)	346	(828)	25		152	0		(1)	9	5,242
Total assets at fair value	35,084	2,819	(4,283)	8,503	(11,372)	4,405	(3,979)	43		1,400	0		440	(21)	33,039
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	25	0	0		2	0		0	5	87
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(114)	0	0	0	0	0		0	0		0	0	0
Trading liabilities	5,564	519	(754)	22	(18)	838	(1,766)	214		307	0		0	(11)	4,915
of which interest rate derivatives	1,129	36	(6)	0	0	42	(234)	4		216	0		0	(2)	1,185
of which foreign exchange derivatives	938	0	(2)	0	0	3	(144)	(4)		(94)	0		0	(1)	696
of which equity/index-related derivatives	1,896	190	(589)	0	0	402	(691)	209		(147)	0		0	(5)	1,265
of which credit derivatives	1,230	266	(152)	0	0	206	(542)	7		279	0		0	(3)	1,291
Short-term borrowings	165	13	(35)	0	0	249	(294)	(1)		2	0		0	2	101
Long-term debt	9,780	605	(1,840)	0	0	3,386	(1,885)	11		300	0		0	(44)	10,313
of which structured notes over two years	6,217	220	(971)	0	0	2,493	(778)	8		217	0		0	(32)	7,374
of which non-recourse liabilities	2,552	378	(583)	0	0	330	(673)	16		14	0		0	(6)	2,028
Other liabilities	2,861	79	(93)	262	(630)	633	(170)	14		94	4		269	2	3,325
of which failed sales	1,143	65	(42)	78	(560)	0	0	0		47	0		(2)	(2)	727
Total liabilities at fair value	18,539	1,216	(2,836)	284	(648)	5,131	(4,115)	238		705	4		269	(46)	18,741
Net assets/(liabilities) at fair value	16,545	1,603	(1,447)	8,219	(10,724)	(726)	136	(195)		695	(4)		171	25	14,298
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
146 / 147

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	6M15				6M14
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	468	(254)	214	[1]	500	167	667	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(464)	(62)	(526)		(528)	74	(454)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 6M15 were CHF 4,276 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit, non-strategic and equity derivatives businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 6M15 were CHF 5,367 million, primarily in loans held-for-sale and trading assets. The transfers out of level 3 assets were primarily in the corporate credit, securitized products, alternative investment and emerging markets businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 2Q15 were CHF 1,676 million, primarily from trading assets, loans and loans held-for-sale. The transfers were primarily in the corporate credit business due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2Q15 were CHF 2,024 million, primarily in loans held-for-sale and trading assets. The transfers out of level 3 assets were primarily in the corporate credit and alternative investment businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.
On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.
One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.
Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.
The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spread. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price, earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, capitalization rate and volatility.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, than the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
Our valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate, credit spread, basis spread, mean reversion and gap risk.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.
Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew, buyback probability, price and EBITDA multiple.
Generally, the interrelationship between the volatility, skew and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and funding spread. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements, it is probable that these investments will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable input may include contingent probability. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.
Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread, recovery rate and price.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.
Accrual based Private Banking & Wealth Management loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread and price.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, EBITDA multiple, market implied life expectancy (for life finance instruments), correlation, price, volatility, volatility skew, funding spread, contingent probability and recovery rate, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, mean reversion and credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input gap risk would increase the fair value. An increase in the significant unobservable inputs basis spread and skew would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.
Quantitative information about level 3 assets at fair value
end of 2Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	146	Discounted cash flow	Funding spread, in bp		350	475	361
Debt	3,696
of which corporates	1,243
of which	227	Option model	Correlation, in %		(88)	97	16
			Buyback probability, in %	[2]	50	100	59
of which	377	Market comparable	Price, in %		0	120	58
of which	446	Discounted cash flow	Credit spread, in bp		16	700	370
of which RMBS	585	Discounted cash flow	Discount rate, in %		0	39	9
			Prepayment rate, in %		0	28	6
			Default rate, in %		0	21	4
			Loss severity, in %		0	100	58
of which CMBS	158	Discounted cash flow	Capitalization rate, in %		7	8	7
			Discount rate, in %		3	38	13
			Prepayment rate, in %		0	15	8
			Default rate, in %		0	30	2
			Loss severity, in %		0	35	8
of which CDO	1,195
of which	18	Vendor price	Price, in %		0	100	97
of which	288	Discounted cash flow	Discount rate, in %		0	33	10
			Prepayment rate, in %		0	20	14
			Credit spread, in bp		142	173	152
			Default rate, in %		0	8	3
			Loss severity, in %		0	100	39
of which	761	Market comparable	Price, in %		214	214	214
Equity	1,688
of which	252	Option model	Volatility, in %		2	237	28
of which	697	Market comparable	EBITDA multiple		3	13	9
			Price, in %		0	166	9
of which	7	Discounted cash flow	Capitalization rate, in %		7	7	7
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2Q15	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Derivatives	4,856
of which interest rate products	1,141	Option model		Correlation, in %		14		100		74
				Prepayment rate, in %		1		30		15
				Volatility skew, in %		(9)		1		(4)
				Mean reversion, in %	[2]	5		10		10
				Credit spread, in bp		158		2,063		350
of which equity/index-related products	938
of which	824	Option model		Correlation, in %		(88)		97		16
				Volatility, in %		0		237		26
of which	84	Market comparable		EBITDA multiple		4		10		7
				Price, in %		111		114		111
of which credit derivatives	1,292	Discounted cash flow		Credit spread, in bp		1		22,911		8,042
				Recovery rate, in %		0		70		22
				Discount rate, in %		1		47		20
				Default rate, in %		0		45		6
				Loss severity, in %		10		100		64
				Correlation, in %		43		97		80
				Prepayment rate, in %		0		12		4
				Funding spread, in bp		51		125		68
Other	3,897
of which	2,928	Market comparable		Price, in %		0		103		47
of which	875	Discounted cash flow		Market implied life expectancy, in years		3		19		8
Trading assets	14,137
Investment securities	148	–		–		–		–		–
Private equity	1,094	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Hedge funds	237	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Other equity investments	1,471
of which private	1,469
of which	296	Discounted cash flow		Contingent probability, in %		69		69		69
of which	954	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Life finance instruments	1,625	Discounted cash flow		Market implied life expectancy, in years		2		20		8
Other investments	4,427
Loans	8,269
of which commercial and industrial loans	5,306
of which	4,185	Discounted cash flow		Credit spread, in bp		20		2,684		517
of which	856	Market comparable		Price, in %		0		106		63
of which financial institutions	1,820
of which	1,553	Discounted cash flow		Credit spread, in bp		44		813		305
of which	61	Market comparable		Price, in %		100		101		100
Other intangible assets (mortgage servicing rights)	81	–		–		–		–		–
Other assets	5,653
of which loans held-for-sale	5,291
of which	2,727	Vendor price		Price, in %		0		170		99
of which	728	Discounted cash flow		Credit spread, in bp		77		2,063		488
				Recovery rate, in %		1		38		34
of which	1,386	Market comparable		Price, in %		0		104		68
Total level 3 assets at fair value	32,861
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	Discounted cash flow	Funding spread, in bp		350	350	350
Debt	4,465
of which corporates	1,435
of which	201	Option model	Correlation, in %		(88)	97	17
			Buyback probability, in %	[2]	50	100	68
of which	180	Market comparable	Price, in %		0	124	67
of which	1,051	Discounted cash flow	Credit spread, in bp		9	1,644	361
of which RMBS	612	Discounted cash flow	Discount rate, in %		1	31	9
			Prepayment rate, in %		0	29	8
			Default rate, in %		1	19	3
			Loss severity, in %		0	100	50
of which CMBS	257	Discounted cash flow	Capitalization rate, in %		7	10	8
			Discount rate, in %		0	28	9
			Prepayment rate, in %		0	20	12
			Default rate, in %		0	21	1
			Loss severity, in %		0	35	3
of which CDO	1,421
of which	89	Vendor price	Price, in %		0	100	95
of which	286	Discounted cash flow	Discount rate, in %		3	23	7
			Prepayment rate, in %		0	20	17
			Default rate, in %		0	7	2
			Loss severity, in %		3	100	35
of which	837	Market comparable	Price, in %		93	196	191
Equity	1,566
of which	765	Market comparable	EBITDA multiple		3	13	9
			Price, in %		1	163	51
of which	26	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q14	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Derivatives	6,823
of which interest rate products	1,803	Option model		Correlation, in %		9		100		76
				Prepayment rate, in %		0		33		24
				Volatility skew, in %		(9)		3		(1)
				Mean reversion, in %	[2]	5		10		10
				Credit spread, in bp		229		1,218		1,046
of which equity/index-related products	1,063	Option model		Correlation, in %		(88)		97		8
				Volatility, in %		0		276		27
of which credit derivatives	2,569	Discounted cash flow		Credit spread, in bp		1		6,087		614
				Recovery rate, in %		0		75		20
				Discount rate, in %		1		38		18
				Default rate, in %		1		43		7
				Loss severity, in %		10		100		65
				Correlation, in %		46		97		83
				Prepayment rate, in %		0		9		4
				Funding spread, in bp		51		106		80
Other	4,326
of which	3,493	Market comparable		Price, in %		0		104		50
of which	770	Discounted cash flow		Market implied life expectancy, in years		3		20		9
Trading assets	17,180
Investment securities	3	–		–		–		–		–
Private equity	1,286	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Hedge funds	314	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Other equity investments	1,849
of which private	1,850
of which	337	Discounted cash flow		Contingent probability, in %		69		69		69
of which	1,051	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Life finance instruments	1,834	Discounted cash flow		Market implied life expectancy, in years		2		21		8
Other investments	5,283
Loans	9,353
of which commercial and industrial loans	5,853
of which	5,011	Discounted cash flow		Credit spread, in bp		34		2,528		462
				Recovery rate, in %		0		100		68
of which	650	Market comparable		Price, in %		0		100		82
of which financial institutions	1,494	Discounted cash flow		Credit spread, in bp		60		813		304
Other intangible assets (mortgage servicing rights)	70	–		–		–		–		–
Other assets	7,468
of which loans held-for-sale	6,851
of which	2,654	Vendor price		Price, in %		0		109		99
of which	1,321	Discounted cash flow		Credit spread, in bp		146		2,047		334
				Recovery rate, in %		1		39		30
of which	2,430	Market comparable		Price, in %		0		100		67
Total level 3 assets at fair value	39,434
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 2Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	58	–	–		–	–	–
Trading liabilities	4,413
of which interest rate derivatives	897	Option model	Basis spread, in bp		(9)	84	48
			Correlation, in %		14	100	81
			Mean reversion, in %	[2]	5	10	9
			Prepayment rate, in %		1	30	9
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	285	Option model	Correlation, in %		(10)	70	54
			Prepayment rate, in %		23	30	26
of which equity/index-related derivatives	1,151
of which	1,054	Option model	Correlation, in %		(88)	97	16
			Skew, in %		42	208	116
			Volatility, in %		1	237	24
			Buyback probability, in %	[4]	50	100	59
of which	23	Market comparable	Price, in %		111	111	111
of which credit derivatives	1,457	Discounted cash flow	Credit spread, in bp		1	22,911	5,669
			Discount rate, in %		1	47	19
			Default rate, in %		0	45	6
			Recovery rate, in %		15	75	38
			Loss severity, in %		10	100	64
			Correlation, in %		14	95	52
			Funding spread, in bp		51	125	68
			Prepayment rate, in %		0	12	4
Short-term borrowings	218	–	–		–	–	–
Long-term debt	13,847
of which structured notes over two years	9,563
of which	8,094	Option model	Correlation, in %		(88)	99	16
			Volatility, in %		2	237	27
			Buyback probability, in %	[4]	50	100	59
			Gap risk, in %	[3]	0	4	1
of which	388	Discounted cash flow	Credit spread, in bp		143	173	168
of which non-recourse liabilities	2,785
of which	2,747	Vendor price	Price, in %		0	170	99
of which	38	Market comparable	Price, in %		0	100	10
Other liabilities	2,070
of which failed sales	514
of which	292	Market comparable	Price, in %		0	100	88
of which	215	Discounted cash flow	Credit spread, in bp		345	2,063	1,372
			Discount rate, in %		6	17	11
			Recovery rate, in %		38	38	38
Total level 3 liabilities at fair value	20,606
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	100	–	–		–	–	–
Trading liabilities	6,417
of which interest rate derivatives	1,202	Option model	Basis spread, in bp		(11)	85	44
			Correlation, in %		9	100	78
			Mean reversion, in %	[2]	5	10	9
			Prepayment rate, in %		0	33	21
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	560	Option model	Correlation, in %		(10)	70	50
			Prepayment rate, in %		22	33	28
of which equity/index-related derivatives	1,466	Option model	Correlation, in %		(88)	97	17
			Skew, in %		44	260	110
			Volatility, in %		1	276	27
			Buyback probability, in %	[4]	50	100	68
of which credit derivatives	2,760	Discounted cash flow	Credit spread, in bp		1	6,087	508
			Discount rate, in %		2	34	17
			Default rate, in %		1	43	7
			Recovery rate, in %		0	75	28
			Loss severity, in %		10	100	65
			Correlation, in %		9	94	57
			Funding spread, in bp		51	82	64
			Prepayment rate, in %		0	12	4
Short-term borrowings	95	–	–		–	–	–
Long-term debt	14,608
of which structured notes over two years	10,267
of which	8,002	Option model	Correlation, in %		(88)	99	18
			Volatility, in %		4	276	30
			Buyback probability, in %	[4]	50	100	68
			Gap risk, in %	[3]	0	3	0
of which	515	Discounted cash flow	Credit spread, in bp		228	597	455
of which non-recourse liabilities	2,952
of which	2,766	Vendor price	Price, in %		0	109	99
of which	90	Market comparable	Price, in %		0	100	7
Other liabilities	3,363
of which failed sales	616
of which	450	Market comparable	Price, in %		0	103	63
of which	124	Discounted cash flow	Credit spread, in bp		852	1,286	912
			Recovery rate, in %		39	39	39
Total level 3 liabilities at fair value	24,583
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.
Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and skew
Volatility and skew are impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility rates may vary significantly between different underlying currencies and expiration dates on the options. Similarly, equity derivatives’ volatility may vary greatly depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the primary significant unobservable input for fund-linked certificates where a historical analysis of buyback rates provides a floor value with the market assumed to price an uncertainty premium into the mark. The default level is 50% with 100% used in cases where the deal is large, concentrated with one counterparty or where other factors indicate enhanced buyback risk.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and represents the idea that prices will change from one level to another with no trading in between. Pricing sources are considered as a reference floor only because most of the contributors are no longer active in the market.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.
Contingent probability
Contingent probability is the primary significant unobservable input for contingent swaps and forwards as well as some private equity investments where payments may be contingent on the occurrence of an event.
EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of	2Q15							4Q14
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	8		25		33	0		7		106		113	0
Equity funds	88		1,546	[1]	1,634	0		102		1,842	[2]	1,944	0
Equity funds sold short	0		(32)		(32)	0		0		(42)		(42)	0
Total funds held in trading assets and liabilities	96		1,539		1,635	0		109		1,906		2,015	0
Debt funds	227		74		301	1		296		187		483	1
Equity funds	1		0		1	0		0		0		0	0
Others	0		39		39	0		0		50		50	0
Hedge funds	228		113	[3]	341	1		296		237	[4]	533	1
Debt funds	17		0		17	18		17		0		17	15
Equity funds	459		0		459	120		585		0		585	123
Real estate funds	289		0		289	90		302		0		302	98
Others	329		0		329	138		382		0		382	158
Private equities	1,094		0		1,094	366		1,286		0		1,286	394
Equity method investments	328		45		373	0		378		43		421	0
Total funds held in other investments	1,650		158		1,808	367		1,960		280		2,240	395
Total fair value	1,746	[5]	1,697	[6]	3,443	367	[7]	2,069	[5]	2,186	[6]	4,255	395	[7]
1
43 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days , 31 % is redeemable on an annual basis with a notice period of more than 60 days , 21 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 5 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
42 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days , 28 % is redeemable on an annual basis with a notice period of more than 60 days , 16 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 14 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
88 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 4 % is redeemable on demand with a notice period primarily of more than 60 days , 4 % is redeemable on a monthly basis with a notice period of more than 30 days , and 4 % is redeemable on an annual basis with a notice period of more than 60 days .

4
87 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , and 11 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 497 million and CHF 612 million attributable to noncontrolling interests in 2Q15 and 4Q14, respectively.
6 Includes CHF 37 million and CHF 138 million attributable to noncontrolling interests in 2Q15 and 4Q14, respectively.
7 Includes CHF 159 million and CHF 185 million attributable to noncontrolling interests in 2Q15 and 4Q14, respectively.
Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Nonrecurring fair value changes
end of	2Q15	4Q14
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.0	1.4
of which level 2	0.0	1.2
of which level 3	0.0	0.2
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in Investment Banking and Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on the Group’s election of the fair value option for certain of its financial statement captions.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2Q15			4Q14
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,239	4,130	(2,891)	1,147	3,816	(2,669)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	2	0	0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	80,636	80,426	210	104,283	104,027	256
Loans	19,778	20,646	(868)	22,913	23,782	(869)
Other assets [1]	23,256	28,802	(5,546)	26,088	33,091	(7,003)
Due to banks and customer deposits	(777)	(742)	(35)	(914)	(873)	(41)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(41,920)	(41,940)	20	(54,732)	(54,661)	(71)
Short-term borrowings	(4,256)	(4,343)	87	(3,861)	(3,918)	57
Long-term debt	(76,517)	(78,343)	1,826	(81,166)	(81,322)	156
Other liabilities	(1,315)	(2,842)	1,527	(1,268)	(2,767)	1,499
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	6M15		6M14
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	1	[1]	0	[1]
of which related to credit risk	(1)		(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	640	[1]	472	[1]
Other investments	(37)	[2]	202	[3]
of which related to credit risk	(2)		3
Loans	442	[1]	531	[1]
of which related to credit risk	45		70
Other assets	355	[1]	952	[1]
of which related to credit risk	(64)		351
Due to banks and customer deposits	36	[2]	(26)	[2]
of which related to credit risk	27		(8)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	47	[2]	(38)	[1]
Short-term borrowings	(18)	[2]	(46)	[2]
Long-term debt	660	[2]	(2,162)	[2]
of which related to credit risk [4]	288		(47)
Other liabilities	189	[2]	45	[3]
of which related to credit risk	11		(39)
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (8) million and CHF 301 million in 6M15, respectively, and CHF (121) million and zero in 6M14, respectively.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2Q15 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	57,198	0	57,198	0	57,198
Loans	246,577	0	250,181	4,732	254,913
Other financial assets [1]	173,797	104,830	67,841	1,478	174,149
Financial liabilities
Due to banks and deposits	382,047	208,092	173,940	0	382,032
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	16,647	0	16,647	0	16,647
Short-term borrowings	22,144	0	22,146	0	22,146
Long-term debt	106,138	0	106,105	1,170	107,275
Other financial liabilities [2]	73,585	1	72,876	566	73,443
4Q14 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	58,925	0	58,925	0	58,925
Loans	245,866	0	248,969	3,678	252,647
Other financial assets [1]	148,473	80,520	66,714	1,579	148,813
Financial liabilities
Due to banks and deposits	390,984	217,482	173,501	0	390,983
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	15,387	0	15,387	0	15,387
Short-term borrowings	22,061	0	22,064	0	22,064
Long-term debt	96,732	0	97,105	1,201	98,306
Other financial liabilities [2]	85,066	15	84,336	586	84,937
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.
28 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	2Q15	4Q14
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	144,861	153,982
of which encumbered	94,237	103,245

Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2Q15	4Q14
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	428,941	444,852
of which sold or repledged	331,421	336,228
29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 38 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 38 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.8 billion.

In 2Q15, the Group recorded net litigation provisions of CHF 124 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On May 27, 2015, the US District Court for the District of Kansas issued an order vacating its prior partial dismissal of the action brought against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates by the National Credit Union Administration Board, as liquidating agent of the US Central Federal Credit Union, Western Corporate Federal Credit Union and Southwest Corporate Federal Credit Union, increasing the RMBS at issue for CSS LLC and its affiliates from approximately USD 311 million to USD 715 million. On June 22, 2015, Tennessee Consolidated Retirement System filed an amended complaint against CSS LLC and other financial institutions in Tennessee state court relating to approximately USD 24 million of RMBS at issue against CSS LLC (approximately 4% of the USD 644 million at issue against all defendants in the operative pleading).
Monoline insurer disputes
On May 28, 2015, the Supreme Court of New York, Appellate Division, First Department, issued an order affirming the dismissal of the complaint against CSS LLC filed by CIFG Assurance North American, Inc.
Bank Loan Litigation
In the Texas state court case brought by an entity related to Highland Capital Management LP, the judge held a bench trial on the remaining claims in May and June 2015. A verdict has not yet been issued.
Rates-related matters
In one of the two US dollar LIBOR matters not consolidated in the multi-district litigation, on June 1, 2015, plaintiff filed a motion for leave to file a second amended complaint in the US District Court for the Southern District of New York (SDNY); defendants’ opposition brief was filed on July 15, 2015. On June 19, 2015, plaintiffs in the Swiss franc LIBOR litigation filed an amended complaint. Regarding the civil class action lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates, the foreign-based investor who appealed the dismissal of its case has withdrawn that appeal. Besides the civil class action complaints alleging that Credit Suisse Group AG and certain of its affiliates, as well as other financial institutions, manipulated prices for foreign exchange futures and options on foreign exchange futures filed in 1Q15, additional plaintiffs have recently filed similar civil class action complaints and other plaintiffs have filed an action alleging violations of the US Employee Retirement Income Security Act of 1974 based on the same alleged conduct.
ATA litigation
On May 29, 2015, Credit Suisse AG and all other defendants filed motions to dismiss plaintiffs’ amended complaint alleging claims under the United States Anti-Terrorism Act in the US District Court for the Eastern District of New York.
30 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
In 4Q14, as part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing Intermediate Holding Companies in the US for non-US banks, several existing legal entities were re-parented as subsidiaries of Credit Suisse (USA), Inc. In the tables below, prior periods have been restated to conform to the current presentation to reflect the impact of these transactions.

Condensed consolidating statements of operations
in 2Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,752	4,031		5,783	67		53		5,903
Interest expense	(1,032)	(1,983)		(3,015)	(80)		61		(3,034)
Net interest income	720	2,048		2,768	(13)		114		2,869
Commissions and fees	1,071	2,136		3,207	5		47		3,259
Trading revenues	(570)	1,062		492	5		1		498
Other revenues	457	(118)		339	1,029	[2]	(1,039)		329
Net revenues	1,678	5,128		6,806	1,026		(877)		6,955
Provision for credit losses	5	33		38	0		13		51
Compensation and benefits	927	1,983		2,910	16		(12)		2,914
General and administrative expenses	483	1,463		1,946	(41)		23		1,928
Commission expenses	65	339		404	1		1		406
Total other operating expenses	548	1,802		2,350	(40)		24		2,334
Total operating expenses	1,475	3,785		5,260	(24)		12		5,248
Income/(loss) from continuing operations before taxes	198	1,310		1,508	1,050		(902)		1,656
Income tax expense/(benefit)	(5)	568		563	(1)		28		590
Net income/(loss)	203	742		945	1,051		(930)		1,066
Net income attributable to noncontrolling interests	10	5		15	0		0		15
Net income/(loss) attributable to shareholders	193	737		930	1,051		(930)		1,051
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	203	742		945	1,051	(930)		1,066
Gains/(losses) on cash flow hedges	0	30		30	1	0		31
Foreign currency translation	(783)	(270)		(1,053)	2	(2)		(1,053)
Unrealized gains/(losses) on securities	0	(12)		(12)	0	0		(12)
Actuarial gains/(losses)	9	8		17	0	75		92
Net prior service credit/(cost)	(3)	(1)		(4)	0	(18)		(22)
Other comprehensive income/(loss), net of tax	(777)	(245)		(1,022)	3	55		(964)
Comprehensive income/(loss)	(574)	497		(77)	1,054	(875)		102
Comprehensive income/(loss) attributable to noncontrolling interests	(27)	(13)		(40)	0	25		(15)
Comprehensive income/(loss) attributable to shareholders	(547)	510		(37)	1,054	(900)		117
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,464	4,100		5,564	40		86		5,690
Interest expense	(905)	(2,168)		(3,073)	(57)		26		(3,104)
Net interest income	559	1,932		2,491	(17)		112		2,586
Commissions and fees	1,061	2,235		3,296	3		10		3,309
Trading revenues	222	(144)		78	47		72		197
Other revenues	239	169		408	(742)	[2]	705		371
Net revenues	2,081	4,192		6,273	(709)		899		6,463
Provision for credit losses	0	4		4	0		14		18
Compensation and benefits	924	2,069		2,993	16		(36)		2,973
General and administrative expenses	504	2,953		3,457	(25)		9		3,441
Commission expenses	61	313		374	0		3		377
Total other operating expenses	565	3,266		3,831	(25)		12		3,818
Total operating expenses	1,489	5,335		6,824	(9)		(24)		6,791
Income/(loss) from continuing operations before taxes	592	(1,147)		(555)	(700)		909		(346)
Income tax expense	207	67		274	0		33		307
Income/(loss) from continuing operations	385	(1,214)		(829)	(700)		876		(653)
Loss from discontinued operations, net of tax	0	(9)		(9)	0		0		(9)
Net income/(loss)	385	(1,223)		(838)	(700)		876		(662)
Net income attributable to noncontrolling interests	25	5		30	0		8		38
Net income/(loss) attributable to shareholders	360	(1,228)		(868)	(700)		868		(700)
of which from continuing operations	360	(1,219)		(859)	(700)		868		(691)
of which from discontinued operations	0	(9)		(9)	0		0		(9)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	385	(1,223)		(838)	(700)	876		(662)
Gains/(losses) on cash flow hedges	0	6		6	5	1		12
Foreign currency translation	80	(12)		68	1	(4)		65
Unrealized gains/(losses) on securities	0	10		10	0	2		12
Actuarial gains/(losses)	6	5		11	0	31		42
Net prior service credit/(cost)	0	(1)		(1)	0	(21)		(22)
Other comprehensive income/(loss), net of tax	86	8		94	6	9		109
Comprehensive income/(loss)	471	(1,215)		(744)	(694)	885		(553)
Comprehensive income attributable to noncontrolling interests	29	9		38	0	3		41
Comprehensive income/(loss) attributable to shareholders	442	(1,224)		(782)	(694)	882		(594)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	3,440	6,706		10,146	136		111		10,393
Interest expense	(2,098)	(3,229)		(5,327)	(161)		116		(5,372)
Net interest income	1,342	3,477		4,819	(25)		227		5,021
Commissions and fees	2,019	4,113		6,132	7		99		6,238
Trading revenues	(567)	2,465		1,898	(3)		(7)		1,888
Other revenues	620	(124)		496	2,105	[2]	(2,146)		455
Net revenues	3,414	9,931		13,345	2,084		(1,827)		13,602
Provision for credit losses	5	53		58	0		23		81
Compensation and benefits	1,928	3,937		5,865	45		(20)		5,890
General and administrative expenses	920	2,780		3,700	(67)		33		3,666
Commission expenses	126	667		793	1		4		798
Total other operating expenses	1,046	3,447		4,493	(66)		37		4,464
Total operating expenses	2,974	7,384		10,358	(21)		17		10,354
Income/(loss) from continuing operations before taxes	435	2,494		2,929	2,105		(1,867)		3,167
Income tax expense	59	953		1,012	0		55		1,067
Net income/(loss)	376	1,541		1,917	2,105		(1,922)		2,100
Net income/(loss) attributable to noncontrolling interests	(5)	4		(1)	0		(4)		(5)
Net income/(loss) attributable to shareholders	381	1,537		1,918	2,105		(1,918)		2,105
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	376	1,541		1,917	2,105	(1,922)		2,100
Gains/(losses) on cash flow hedges	0	52		52	(13)	0		39
Foreign currency translation	(1,161)	(1,381)		(2,542)	(1)	(3)		(2,546)
Unrealized gains/(losses) on securities	0	(5)		(5)	0	3		(2)
Actuarial gains/(losses)	18	16		34	0	147		181
Net prior service credit/(cost)	(7)	0		(7)	0	(36)		(43)
Other comprehensive income/(loss), net of tax	(1,150)	(1,318)		(2,468)	(14)	111		(2,371)
Comprehensive income/(loss)	(774)	223		(551)	2,091	(1,811)		(271)
Comprehensive income/(loss) attributable to noncontrolling interests	(64)	(30)		(94)	0	35		(59)
Comprehensive income/(loss) attributable to shareholders	(710)	253		(457)	2,091	(1,846)		(212)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	2,951	6,929		9,880	78		177		10,135
Interest expense	(1,786)	(3,524)		(5,310)	(109)		48		(5,371)
Net interest income	1,165	3,405		4,570	(31)		225		4,764
Commissions and fees	2,115	4,408		6,523	2		59		6,584
Trading revenues	725	22		747	36		52		835
Other revenues	744	433		1,177	134	[2]	(202)		1,109
Net revenues	4,749	8,268		13,017	141		134		13,292
Provision for credit losses	0	23		23	0		29		52
Compensation and benefits	1,849	4,148		5,997	34		(65)		5,966
General and administrative expenses	971	4,192		5,163	(52)		20		5,131
Commission expenses	117	623		740	0		6		746
Total other operating expenses	1,088	4,815		5,903	(52)		26		5,877
Total operating expenses	2,937	8,963		11,900	(18)		(39)		11,843
Income/(loss) from continuing operations before taxes	1,812	(718)		1,094	159		144		1,397
Income tax expense	683	112		795	0		55		850
Income/(loss) from continuing operations	1,129	(830)		299	159		89		547
Income from discontinued operations, net of tax	0	6		6	0		0		6
Net income/(loss)	1,129	(824)		305	159		89		553
Net income attributable to noncontrolling interests	373	20		393	0		1		394
Net income/(loss) attributable to shareholders	756	(844)		(88)	159		88		159
of which from continuing operations	756	(850)		(94)	159		88		153
of which from discontinued operations	0	6		6	0		0		6
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,129	(824)		305	159	89		553
Gains/(losses) on cash flow hedges	0	15		15	13	1		29
Foreign currency translation	(82)	(128)		(210)	1	1		(208)
Unrealized gains/(losses) on securities	0	15		15	0	5		20
Actuarial gains/(losses)	8	11		19	0	58		77
Net prior service credit/(cost)	0	(1)		(1)	0	(41)		(42)
Other comprehensive income/(loss), net of tax	(74)	(88)		(162)	14	24		(124)
Comprehensive income/(loss)	1,055	(912)		143	173	113		429
Comprehensive income attributable to noncontrolling interests	352	17		369	0	3		372
Comprehensive income/(loss) attributable to shareholders	703	(929)		(226)	173	110		57
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	5,657	96,701		102,358	611	1,085		104,054
Interest-bearing deposits with banks	65	4,094		4,159	5	(3,236)		928
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	130,683	7,548		138,231	0	(397)		137,834
Securities received as collateral	27,262	1,589		28,851	0	0		28,851
Trading assets	66,657	139,241		205,898	0	(210)		205,688
Investment securities	937	2,028		2,965	3,754	(3,349)		3,370
Other investments	2,496	4,765		7,261	45,047	(44,917)		7,391
Net loans	16,545	236,549		253,094	137	16,940		270,171
Premises and equipment	805	3,425		4,230	0	199		4,429
Goodwill	690	6,669		7,359	0	879		8,238
Other intangible assets	121	84		205	0	0		205
Brokerage receivables	24,462	23,951		48,413	0	1		48,414
Other assets	21,365	38,110		59,475	337	(63)		59,749
Total assets	297,745	564,754		862,499	49,891	(33,068)		879,322
Liabilities and equity (CHF million)
Due to banks	133	30,406		30,539	2,467	(2,801)		30,205
Customer deposits	1	345,068		345,069	0	11,384		356,453
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	98,581	(40,014)		58,567	0	0		58,567
Obligation to return securities received as collateral	27,262	1,589		28,851	0	0		28,851
Trading liabilities	17,130	42,327		59,457	0	(67)		59,390
Short-term borrowings	27,679	(1,278)		26,401	0	0		26,401
Long-term debt	60,000	117,429		177,429	4,624	602		182,655
Brokerage payables	34,534	13,505		48,039	0	0		48,039
Other liabilities	12,957	32,349		45,306	158	(163)		45,301
Total liabilities	278,277	541,381		819,658	7,249	8,955		835,862
Total shareholders' equity	18,591	22,788		41,379	42,642	(41,379)		42,642
Noncontrolling interests	877	585		1,462	0	(644)		818
Total equity	19,468	23,373		42,841	42,642	(42,023)		43,460

Total liabilities and equity	297,745	564,754		862,499	49,891	(33,068)		879,322
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,572	73,428		78,000	917	432		79,349
Interest-bearing deposits with banks	69	4,035		4,104	0	(2,860)		1,244
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	152,647	10,561		163,208	0	0		163,208
Securities received as collateral	26,754	100		26,854	0	0		26,854
Trading assets	74,980	166,333		241,313	0	(182)		241,131
Investment securities	3	2,376		2,379	3,981	(3,569)		2,791
Other investments	2,826	5,641		8,467	46,392	(46,246)		8,613
Net loans	20,664	235,264		255,928	350	16,273		272,551
Premises and equipment	892	3,549		4,441	0	200		4,641
Goodwill	731	7,035		7,766	0	878		8,644
Other intangible assets	115	134		249	0	0		249
Brokerage receivables	25,009	16,620		41,629	0	0		41,629
Other assets	24,738	45,773		70,511	221	(174)		70,558
Total assets	334,000	570,849		904,849	51,861	(35,248)		921,462
Liabilities and equity (CHF million)
Due to banks	97	26,409		26,506	2,627	(3,124)		26,009
Customer deposits	1	357,568		357,569	0	11,489		369,058
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,817	(50,698)		70,119	0	0		70,119
Obligation to return securities received as collateral	26,754	100		26,854	0	0		26,854
Trading liabilities	13,133	59,534		72,667	0	(12)		72,655
Short-term borrowings	27,440	(1,519)		25,921	0	0		25,921
Long-term debt	67,776	105,171		172,947	4,930	21		177,898
Brokerage payables	44,029	12,948		56,977	0	0		56,977
Other liabilities	13,103	37,545		50,648	345	(23)		50,970
Total liabilities	313,150	547,058		860,208	7,902	8,351		876,461
Total shareholders' equity	19,693	23,202		42,895	43,959	(42,895)		43,959
Noncontrolling interests	1,157	589		1,746	0	(704)		1,042
Total equity	20,850	23,791		44,641	43,959	(43,599)		45,001

Total liabilities and equity	334,000	570,849		904,849	51,861	(35,248)		921,462
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 6M15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	3,876	(802)		3,074	(80)	[2]	(215)		2,779
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	0	(91)		(91)	(5)		401		305
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13,657	2,000		15,657	0		397		16,054
Purchase of investment securities	0	(272)		(272)	0		0		(272)
Proceeds from sale of investment securities	0	14		14	0		0		14
Maturities of investment securities	10	322		332	0		10		342
Investments in subsidiaries and other investments	(223)	(85)		(308)	0		(27)		(335)
Proceeds from sale of other investments	778	142		920	0		31		951
(Increase)/decrease in loans	3,006	(6,205)		(3,199)	210		(688)		(3,677)
Proceeds from sales of loans	0	1,018		1,018	0		0		1,018
Capital expenditures for premises and equipment and other intangible assets	(120)	(348)		(468)	0		(6)		(474)
Proceeds from sale of premises and equipment and other intangible assets	2	9		11	0		0		11
Other, net	13	179		192	6		(3)		195
Net cash provided by/(used in) investing activities of continuing operations	17,123	(3,317)		13,806	211		115		14,132
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	42	985		1,027	(161)		199		1,065
Increase/(decrease) in short-term borrowings	2,737	(1,627)		1,110	0		0		1,110
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(15,728)	7,855		(7,873)	0		0		(7,873)
Issuances of long-term debt	2,199	44,756		46,955	0		548		47,503
Repayments of long-term debt	(8,301)	(21,019)		(29,320)	(30)		(215)		(29,565)
Issuances of common shares	0	0		0	1		0		1
Sale of treasury shares	0	0		0	3		7,432		7,435
Repurchase of treasury shares	0	0		0	(1,004)		(7,381)		(8,385)
Dividends paid	0	(10)		(10)	(415)		(2)		(427)
Other, net	(588)	(420)		(1,008)	1,217		175		384
Net cash provided by/(used in) financing activities of continuing operations	(19,639)	30,520		10,881	(389)		756		11,248
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(275)	(3,128)		(3,403)	(48)		(3)		(3,454)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	1,085	23,273		24,358	(306)		653		24,705

Cash and due from banks at beginning of period	4,572	73,428		78,000	917		432		79,349
Cash and due from banks at end of period	5,657	96,701		102,358	611		1,085		104,054
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 220 million and CHF 31 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 6M14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(1,897)	(15,917)		(17,814)	250	[2]	(54)		(17,618)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(7,688)	7,156		(532)	0		289		(243)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(17,533)	11,771		(5,762)	0		6		(5,756)
Purchase of investment securities	0	(459)		(459)	(2,217)		2,217		(459)
Proceeds from sale of investment securities	0	48		48	0		0		48
Maturities of investment securities	0	10		10	0		82		92
Investments in subsidiaries and other investments	(300)	(151)		(451)	(1,352)		1,320		(483)
Proceeds from sale of other investments	780	43		823	3		24		850
(Increase)/decrease in loans	8,466	(16,896)		(8,430)	2,476		(3,103)		(9,057)
Proceeds from sales of loans	0	943		943	0		0		943
Capital expenditures for premises and equipment and other intangible assets	(122)	(285)		(407)	0		(4)		(411)
Other, net	7	142		149	0		1		150
Net cash provided by/(used in) investing activities of continuing operations	(16,390)	2,322		(14,068)	(1,090)		832		(14,326)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	783	15,896		16,679	(433)		398		16,644
Increase/(decrease) in short-term borrowings	9,346	(251)		9,095	0		0		9,095
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,526	(13,185)		(5,659)	0		0		(5,659)
Issuances of long-term debt	2,896	29,134		32,030	2,217		(2,224)		32,023
Repayments of long-term debt	(1,440)	(20,244)		(21,684)	0		2,068		(19,616)
Issuances of common shares	0	0		0	297		0		297
Sale of treasury shares	0	0		0	0		4,033		4,033
Repurchase of treasury shares	0	0		0	(705)		(4,087)		(4,792)
Dividends paid	0	(59)		(59)	(1,125)		(43)		(1,227)
Other, net	(753)	(357)		(1,110)	861		(1,219)		(1,468)
Net cash provided by/(used in) financing activities of continuing operations	18,358	10,934		29,292	1,112		(1,074)		29,330
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(18)	593		575	(2)		1		574
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(8)	(175)		(183)	0		0		(183)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	45	(2,243)		(2,198)	270		(295)		(2,223)

Cash and due from banks at beginning of period	4,965	63,116		68,081	795		(184)		68,692
Cash and due from banks at end of period	5,010	60,873		65,883	1,065		(479)		66,469
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 150 million and CHF 113 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swaps
CET1	Common equity tier 1
CFE	Collateralized financing entity
CFIG	Customized Fund Investment Group
CFTC	Commodity Futures Trading Commission
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
D
DVA	Debit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FMIA	Financial Markets Infrastructure Act
FSB	Financial Stability Board
G
G-20	Group of Twenty Finance Ministers and Central Bank Governors
GSE	Government-sponsored enterprise
G-SIB	Global Systemically Important Bank
I
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
ISU	Incentive Share Unit
K
KPI	Key performance indicator
L
LCR	Liquidity coverage ratio
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRA	UK Prudential Regulatory Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
T
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation and Risk Management Committee
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	6M15	2014		2013		2012
Share price (common shares, CHF)
Average	24.13	26.52		26.74		21.23
Minimum	18.75	23.77		22.90		16.01
Maximum	27.12	30.08		30.29		27.20
End of period	25.70	25.08		27.27		22.26
Share price (American Depositary Shares, USD)
Average	25.46	28.98		28.85		22.70
Minimum	21.03	24.84		24.56		16.20
Maximum	28.22	33.19		33.84		29.69
End of period	27.60	25.08		30.84		24.56
Market capitalization
Market capitalization (CHF million)	42,107	40,308		43,526		29,402
Market capitalization (USD million)	45,220	40,308		49,224		32,440
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.70	[1]	0.75	[1,2]
1 Paid out of reserves from capital contributions.
2 The distribution was payable in cash of CHF 0.10 per share and in the form of new shares with an approximate value of CHF 0.65 per share.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Bond ratings
as of July 30, 2015	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	Baa2	BBB+	A
Outlook	Stable	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Stable	Stable	Stable

Financial calendar and contacts
Financial calendar
Third quarter results 2015	Thursday, November 5, 2015

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news

Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
GCPA
8070 Zurich
Switzerland
US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 800 937 5449
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 80 58
E-mail	roman.schaerer.2@credit-suisse.com
Foreign currency translation rates
	End of				Average in			Average in
	2Q15	1Q15	4Q14	2Q14	2Q15	1Q15	2Q14	6M15	6M14
1 USD / 1 CHF	0.93	0.97	0.99	0.89	0.94	0.95	0.89	0.95	0.89
1 EUR / 1 CHF	1.04	1.04	1.20	1.21	1.04	1.07	1.22	1.06	1.22
1 GBP / 1 CHF	1.47	1.44	1.54	1.52	1.45	1.45	1.49	1.45	1.49
100 JPY / 1 CHF	0.76	0.81	0.83	0.88	0.78	0.80	0.87	0.79	0.87

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2014.

Credit Suisse Annual Reporting Suite

Our 2014 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

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Printer: Neidhart + Schön AG

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520134 English